   As filed with the Securities and Exchange Commission on October 30, 2000
                                                     Registration No. 333-
===============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                               TURBOLINUX, INC.
            (Exact name of Registrant as specified in its charter)

            Delaware                              7372                            87-0500032
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)           Identification Number)

                                ---------------
                       8000 Marina Boulevard, Suite 300
                              Brisbane, CA 94005
                                (650) 228-5000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                T. Paul Thomas
                     Chairman and Chief Executive Officer
                               TurboLinux, Inc.
                       8000 Marina Boulevard, Suite 300
                              Brisbane, CA 94005
                                (650) 228-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                                   Copies to

           Robert M. Mattson, Jr.                             Eric S. Haueter
              Robert I. Newton                                Brown & Wood LLP
              Daniel E. Roston                             555 California Street
           Morrison & Foerster LLP                        San Francisco, CA 94104
          19900 MacArthur Boulevard                            (415) 772-1200
              Irvine, CA 92612
               (949) 251-7500

       Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement

                                ---------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]_____________
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]_____________
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]_____________
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
                                              Proposed Maximum
           Title of Each Class of            Aggregate Offering    Amount of
        Securities to be Registered               Price(1)      Registration Fee
--------------------------------------------------------------------------------
Common Stock ($0.001 par value)............     $60,000,000         $15,840
--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o).

                                ---------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement + +filed with the Securities and Exchange Commission is declared effective. This + +preliminary prospectus is not an offer to sell these securities and we are + +not soliciting an offer to buy these securities in any state where the offer +
+or sale is not permitted.                                                     +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Subject to Completion, Dated October 30, 2000

[TURBOLINUX LOGO]

--------------------------------------------------------------------------------
       Shares

 Common Stock
--------------------------------------------------------------------------------

 This is the initial public offering of TurboLinux, Inc. We are offering shares of our common stock. We anticipate that the initial public
 offering price will be between $     and $     per share. We have applied to
 list our common stock on the Nasdaq National Market under the symbol "TLUX."

 Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                   Underwriting
               Price to            Discounts and       Proceeds to
               Public              Commissions         TurboLinux
    Per Share  $                   $                   $
    Total      $                   $                   $

 We have granted the underwriters the right to purchase up to      additional
 shares to cover any over-allotments.

 Deutsche Banc Alex. Brown

                       Dain Rauscher Wessels

                                           SG Cowen

                                                               WR Hambrecht + Co

 The date of this prospectus is         , 2001

                               [DESCRIBE ARTWORK]

                               PROSPECTUS SUMMARY

  This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision.

                                  Our Business

  We are a leading provider of Linux-based software solutions for Internet and enterprise computing infrastructure. Our products include core infrastructure workstation and server operating systems products and value-added clustering software to manage network traffic and provide peer-to-peer distributed computing capabilities. We also have additional value-added products that include solutions built on top of our server products to combine open source software, our core technologies and leading commercially available software. We also have expertise in customizing software for different geographic markets, particularly for Asian languages computing.

  As the Internet has evolved into a critical business resource, there has been increasing demand for Internet infrastructure products and services to handle the technical demands of an Internet-centric computing environment. These demands include the need for reliable, available and scalable systems that offer high-performance computing capabilities and are able to manage a high volume of computing traffic. Furthermore, the proliferation of Internet communication has enabled collaborative software development, which has fueled the development of open source software. The term "open source" refers to software with source code that is publicly available and can be read, modified, copied and distributed on the Internet with minimal restrictions. Linux is an open source, UNIX-like operating system that runs on various hardware architectures. The open source nature of Linux has led to a robust operating system which is flexible and customizable, facilitating its integration into different computing environments.

  We believe that our products are attractive to organizations seeking open source technology solutions to meet the demands of an Internet-centric computing environment. Our solutions provide the following key benefits to our customers:

  . Reliable, available and scalable solutions designed to address an organization's need to scale its Internet and enterprise computing systems;

  . Multiple solutions to meet enterprise computing needs ranging from the end user desktop to high-availability, high-performance computing;

  . Solutions that integrate our software with commercial software and hardware offerings from established companies in the computer industry;

  . Lower cost of ownership by offering solutions that incorporate Linux and other open source software into our products; and

  .  Customized solutions to meet the needs of specific geographic markets.

  We have established strategic relationships with a number of companies in the computer industry, many of whom are global industry leaders in hardware systems and components, software and related services, including Compaq, CTC, Dell, Fujitsu, Fujitsu (Fujisoft ABC), Hewlett Packard, Hitachi, IBM, Inprise, Intel, Mission Critical Linux, NEC, Oracle, Otsuka Shokai, Sun Microsystems and Veritas.

  Our core workstation product is targeted at individual end users, developers and small to medium size businesses and is primarily sold through distributors. Server and value-added clustering products are targeted to Internet and enterprise computing infrastructure markets, including application service providers, Internet service providers, small to medium size businesses and Fortune 2000 companies, and are sold primarily through value-added resellers and system integrators. Some of our server and cluster product end-user customers who purchased more than $1,000 of our products since 1999 include, in the United States, the American Red Cross, Birkenstock, Corvis, JP Morgan, National Weather Service, Procter and Gamble, the University of Chicago and Yale University and, in the Asia Pacific region, AMP Henderson Global Investors, DeoDeo, Fujisoft ABC, Huadi Computer, Info-carry, Nippon Timeshare and Twin Communication.

  We were incorporated in Utah under the name Pacific HiTech Inc. in September 1992 and reincorporated in Delaware as TurboLinux, Inc. in June 1999. Our principal executive offices are located at 8000 Marina Boulevard, Suite 300, Brisbane, California 94005. Our telephone number at that location is (650) 228-5000. References in this prospectus to "TurboLinux," "we," "our," and "us" refer to TurboLinux, Inc., a Delaware corporation, from and after our reincorporation in Delaware in June 1999, and to Pacific HiTech Inc. prior to that reincorporation, and in each case include, unless we expressly state otherwise or the context otherwise requires, our subsidiaries. Our website is located at www.turbolinux.com, in Japanese at www.turbolinux.co.jp and in Chinese at www.turbolinux.cn. The information contained on our websites does not constitute part of this prospectus.

                                  The Offering

Common stock offered by
 Turbolinux.............        shares
Common stock to be
 outstanding after this
 offering...............        shares
Use of proceeds.........  For general corporate purposes. See "Use of Proceeds"
                          on page 23 for more detailed information
Proposed Nasdaq National
 Market symbol..........  TLUX

  The total number of shares of our common stock to be outstanding after this offering is based on the actual number of shares of common stock outstanding as of June 30, 2000:

  . plus 8,465,753 shares of Series B redeemable convertible preferred stock that we issued after June 30, 2000; and

  . minus 2,054,793 shares of common stock that we repurchased from our founders in October 2000.

  The total number of shares of our common stock to be outstanding after this offering assumes the conversion of all of our redeemable convertible preferred stock outstanding on June 30, 2000 and the 8,465,753 shares of Series B redeemable convertible preferred stock we issued after June 30, 2000 into 34,224,804 shares of common stock, and excludes:

  . the issuance of shares of common stock upon option exercises subsequent to June 30, 2000, including 1,227,500 shares of common stock issued upon option exercises from July 1, 2000 through October 15, 2000;

  . options to purchase 4,762,228 shares of common stock outstanding under our 1999 Equity Incentive Plan and options to purchase 1,900,000 shares of common stock granted outside of our 1999 Equity Incentive Plan at a weighted average exercise price of $0.45 per share outstanding as of October 15, 2000;

  . 1,403,272 shares of common stock available for future grant under our 1999 Equity Incentive Plan as of October 15, 2000, which after the date of this offering will be issued under our 2000 Stock Incentive Plan;

  . 3,000,000 shares of common stock, plus annual increases, to be available for future grant under our 2000 Stock Incentive Plan;

  . 500,000 shares of common stock, plus annual increases, to be available for future purchase under our 2000 Employee Stock Purchase Plan; and

  . 956,608 shares of common stock issuable upon exercise of outstanding warrants as of October 15, 2000 at a weighted average exercise price of $0.68 per share.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

                                                                   Six Months
                               Year Ended December 31,           Ended June 30,
                         --------------------------------------  ----------------
                          1995    1996    1997    1998   1999     1999     2000
                         ------  ------  ------  ------ -------  ------  --------
Consolidated Statement
 of Operations Data:
Revenue................. $4,669  $3,093  $1,615  $3,574 $ 4,939  $1,766  $  2,932
Cost of revenue.........  1,935   1,305     642   1,395   2,872     846     3,133
Gross margin............  2,734   1,788     973   2,179   2,067     920      (201)
Operating expenses......  2,732   2,269   1,019   1,481  11,576   1,863    30,997
Income (loss) from
 operations.............      2    (481)    (46)    698  (9,509)   (943)  (31,198)
Net income (loss).......    (41)   (388)    (47)    287  (9,396)   (841)  (29,953)
Net income (loss) per
 share basic and
 diluted................ $  --   $(0.02) $  --   $ 0.01 $ (0.45) $(0.04) $  (1.43)
Shares used in
 calculating basic and
 diluted net income
 (loss) per share....... 21,000  21,000  21,000  21,000  21,000  21,000    21,000
Pro forma net loss per
 share basic and
 diluted................                                $ (0.37)         $  (0.65)
Shares used in
 calculating pro forma
 basic and diluted net
 loss per share.........                                 25,121            46,200

  Pro forma net loss per share and shares used in calculating pro forma net loss per share appearing in the above table have been computed by assuming that the shares of our redeemable convertible preferred stock outstanding as of June 30, 2000 had been converted into shares of common stock as of their respective dates of issuance. The pro forma data in the above table does not give effect to the issuance of 8,465,753 shares of Series B redeemable convertible preferred stock that we issued subsequent to June 30, 2000, the issuance of any shares of our common stock pursuant to option exercises after June 30, 2000 or our repurchase in October 2000 of 2,054,793 shares of common stock from our founders.

                                                      As of June 30, 2000
                                                 -------------------------------
                                                                      Pro Forma
                                                  Actual   Pro Forma As Adjusted
                                                 --------  --------- -----------
Consolidated Balance Sheet Data:
Cash and cash equivalents....................... $ 26,988   $49,688
Working capital.................................   22,884    45,584
Total assets....................................   43,592    66,292
Redeemable convertible preferred stock..........   61,903       --
Total stockholders' equity (deficit)............  (26,623)   57,980

  The pro forma balance sheet data summarized above assumes:

  . the 8,465,753 shares of redeemable convertible preferred stock that we issued subsequent to June 30, 2000 for total net proceeds of approximately $30.2 million had been issued as of June 30, 2000;

  . all of our shares of redeemable convertible preferred stock outstanding as of June 30, 2000 and the 8,465,753 shares of redeemable convertible preferred stock we issued after that date had been converted into 34,224,804 shares of common stock upon completion of this offering, as if the conversion had occurred as of June 30, 2000; and

  . the 2,054,793 shares of common stock that we repurchased from our founders in October 2000 for $7.5 million, or $3.65 per share, had been repurchased as of June 30, 2000.

  The pro forma as adjusted balance sheet data summarized above adjusts the pro
forma amounts to reflect the issuance of the          shares of common stock
which we are offering by this prospectus and our receipt of the estimated net proceeds from the sale of those shares at an assumed initial public offering
price of $     per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

  The pro forma financial data appearing on the prior page does not purport to be indicative of the results of operations or financial condition that would have resulted had the transactions reflected in that pro forma data in fact taken place on the assumed dates referred to above, nor does it purport to be indicative of our future results of operations or financial condition.

  Turbolinux is the trademark of Turbolinux. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

                                ----------------

  Unless otherwise indicated, this prospectus assumes:

  . that the underwriters have not exercised their option to purchase additional shares;

  . conversion of all shares of our redeemable convertible preferred stock into shares of common stock upon completion of this offering; and

  . the filing of our second restated certificate of incorporation which, among other things, will authorize a class of 10,000,000 shares of undesignated preferred stock and provide for a staggered board of directors, and the amendment of our bylaws to, among other things, impose limitations on the ability of our stockholders to call special meetings and implement procedures for advance notification of stockholder nominations and proposals.

                                  RISK FACTORS

  This offering involves a high degree of risk. You should carefully consider the risks and uncertainties and the other information in this prospectus before deciding whether to invest in shares of our common stock. Any of the following risks could cause the trading price of our common stock to decline.

                         Risks Related to Our Business

Because we recently substantially changed our business plan and restructured our operations, our historical results provide little or no basis upon which to evaluate the prospects for our business.

  Although we began operations in 1992, prior to 1997 we focused on selling various kinds of software and CD-ROM products. We began to emphasize selling Linux and other related products in 1997 and, beginning in 1997, a substantial portion of our revenue has been derived from sales of our desktop operating system products. During the past 12 months we have substantially revised our business plan and restructured our operations to focus on Linux-based software solutions for Internet and enterprise computing infrastructure needs, made additions to our product line and hired a number of new employees, including key members of our management team. In addition, in May 2000 we reduced our workforce by 52 employees, consisting primarily of administrative and support personnel and representing approximately 16% of our total employees at that time.

  As noted above, beginning in 1997 a substantial portion of our revenue has been derived from sales of our Turbolinux Workstation product, a desktop operating system, which is targeted at individual end users, developers and small to medium size businesses. Turbolinux Workstation accounted for approximately 61%, 81% and 37%, respectively, of our revenue for 1998, 1999 and the six months ended June 30, 2000. In addition, a substantial portion of our revenue has been derived from customers in Japan, who accounted for approximately 96%, 95% and 75%, respectively, of our revenue for 1998, 1999 and the six months ended June 30, 2000. Consequently, although our new business plan focuses on software targeted to Internet and enterprise customers in United States and international markets, since 1997, a substantial portion of our revenue has been generated by sales of workstation software to retail customers in Japan. We recently developed and released our clustering and enterprise solution products and as a result have only a limited history of selling these products and have not generated meaningful revenue from these products. Likewise, although our new business plan focuses on sales in United States and international markets, we have only limited experience in selling our products in markets outside of Japan. As a result, you have a limited basis, if any, upon which to evaluate whether our business plan will be successful.

  In addition, the Linux software market is new. As a company in a new and evolving industry, we face risks and uncertainties relating to our ability to successfully implement our strategy. You must consider the risks, expenses and uncertainties that a company like ours, operating with an unproven business model, faces in a new and evolving market such as the market for Linux software. In particular, you must consider that our business model is based on an expectation that demand for Linux-based servers and applications will increase materially in the Internet and enterprise computing communities, which at present significantly favor other competing operating environments. See "Risk Factors--Risks Related to Our Business--The market for Linux solutions may not grow as we anticipate."

  If we cannot address these risks and uncertainties or are unable to execute our strategy, we may not be successful, which would significantly reduce the value of your investment.

Our business may not succeed because open source software business models are unproven.

  We have not demonstrated the success of our open source business model, which gives our customers the right freely to copy and distribute some of our software. There is uncertainty in connection with open source business models, particularly as to whether or not businesses based on open source software can operate profitably. Few open source software products have gained widespread commercial acceptance. In addition, because our business model also contemplates developing products based on and including proprietary technology that is not freely available, we may alienate the Linux and open source communities, which could harm our product development efforts and reputation and decrease our revenue. We also face risks that independent developers may develop competing open source solutions or that our partners may choose to take proprietary products in which we have invested significant time and resources and make those products available on an open source basis, making our proprietary solutions less attractive and decreasing our revenue. If our business model should fail to gain widespread commercial and open source community acceptance, we will not be able to sustain our revenue and our business could fail.

We expect to incur substantial losses for the foreseeable future.

  We incurred net losses in 1999 and the six months ended June 30, 2000, and do not expect to achieve profitability for the foreseeable future. If our revenue declines or grows at a slower rate than we anticipate, or if our spending or expense levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not generate sufficient revenue to achieve or sustain profitability or generate positive cash flows. In this case, the value of your investment could be reduced. We incurred net losses of $9.4 million for fiscal year 1999 and $30.0 million for the six months ended June 30, 2000. We expect to continue to incur losses because we anticipate incurring significant expenses in connection with developing our products, hiring and training employees, expanding our market reach and building awareness of our brand. We forecast our future expense levels based on our operating plans and our estimates of future revenue. We may find it necessary to accelerate expenditures relating to product development and support and our sales and marketing efforts beyond our current expectations or otherwise increase our financial commitment to creating and maintaining brand awareness among potential customers.

Our strategy to provide Linux solutions for Internet and enterprise computing infrastructure depends upon our ability to successfully introduce products tailored for these markets.

  To date, our sales revenue has come primarily from retail sales of our Turbolinux Workstation software product in Japan. Our business model, however, is targeted toward selling Linux solutions for Internet and enterprise computing infrastructure in the United States and in other worldwide markets. In order for our strategy to be successful, we must timely develop products that meet the needs of our technology partners, solution providers and Internet service providers and their customers. We recently developed our clustering products, Turbolinux Cluster Server and EnFuzion, and plan to develop additional products in the future. These new products may not be adopted by our technology partners, solution providers, Internet service providers or their customers for any number of reasons, including lack of customer awareness of our company and our products, malfunction of the products and failure to competitively meet Internet and enterprise computing infrastructure needs. If our products are not successful, we will fail to execute our strategy and our sales may not grow or may decline.

You should not rely on our quarterly operating results as an indication of our future results because they are subject to significant fluctuations. Fluctuations in our operating results or the failure of our operating results to meet the expectations of public market analysts and investors may negatively impact our stock price.

  Our quarterly operating results have varied in the past and we expect them to fluctuate significantly in the future due to a variety of factors that could affect our revenue or our expenses in any particular quarter. Fluctuations in our quarterly operating results could cause our stock price to decline. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. Factors that may affect our quarterly results include:

  . the interest level of our strategic partners and our distributors in recommending our Linux solutions;

  . changing business attitudes about Linux as a viable alternative to other competing operating systems;

  . the introduction, development, timing, competitive pricing and market acceptance of our products and services and those of our competitors;

  . changes in general economic conditions, such as recessions, that could affect capital expenditures and recruiting efforts in the software industry in general and in the Linux environment in particular;

  .  the magnitude and timing of our marketing initiatives;

  .  the maintenance and development of our strategic relationships;

  . the attraction, retention and training of key engineering, sales and services personnel;

  .  budgeting, purchasing and payment cycles of our customers; and

  .  our ability to manage our anticipated growth and expansion.

  It is possible that in some future periods our results of operations may be below the expectations of public market analysts and investors. This could cause our stock price to decline. In addition, we plan to increase our operating expenses to expand our sales and marketing, administration, training, maintenance and technical support and research and development efforts. If revenue falls below our expectations in any quarter and we are unable to quickly reduce our spending in response, our operating results would be lower than expected and our stock price may fall.

We will require additional financing to sustain our operations and execute our business strategy.

  We believe that the net proceeds from this offering, together with our current cash and cash equivalents, will be sufficient to fund our currently anticipated working capital and capital expenditure requirements for at least the next 12 months. However, we expect that in the future we will need to obtain substantial additional financing in order to sustain our operations and execute our business strategy. Moreover, we also may need to raise additional funds during the next 12 months to support more rapid expansion, respond to competitive pressures, acquire businesses or technologies or respond to unanticipated requirements. We cannot assure you that additional funding will be available to us in amounts or on terms acceptable to us, or at all. If sufficient funds are not available or are not available on acceptable terms, our ability to sustain our operations, execute our business strategy, fund our expansion, take advantage of acquisition opportunities, develop or enhance our products or services, or otherwise respond to competitive pressures would be significantly impaired.

Since we have historically received a majority of our revenue in currencies other than the U.S. dollar, our business, financial condition and results of operations could suffer due to currency fluctuations in foreign countries.

  The value of our revenue generated in foreign countries is partially a function of the currency exchange rate between the U.S. dollar and the applicable local currency. For the year ended December 31, 1999, we received approximately 97% of our revenue in currencies other than the U.S. dollar, particularly the Japanese yen. As a result, we are exposed to a risk that our financial results will be subject to significant variations based solely on fluctuations in currency exchange rates. We report our results of operations in U.S. dollars and, to the extent that we continue to generate sales in foreign currencies, our results of operations will be adversely affected by a depreciation in the value of those foreign currencies compared to the U.S. dollar. Historically, exchange ratios between the U.S. dollar and other currencies have been subject to significant fluctuations, and similar fluctuations could occur in the future. In the past, we have not hedged against foreign currency exchange rate risks. As a result, our results of operations may be materially adversely affected solely as a result of currency exchange rate fluctuations.

We rely on an indirect sales channel for distribution of our products, and disruption of any part of this channel could adversely affect the sales of our products.

  We sell our products primarily through an indirect distribution channel which includes distributors, value-added resellers and solution providers, such as system integrators, original equipment manufacturers and Internet service providers. These relationships allow us to offer our products and services to a much larger customer base than we would otherwise be able to reach solely through our own direct sales and marketing efforts. Because we sell indirectly through these third-party channels, we cannot control the relationships through which our products are ultimately sold to end users, businesses and enterprises. Therefore, our distribution channel could be affected by disruptions in the relationships between our distributors and their customers. We also cannot control how our products are marketed or the effort devoted to marketing by these third parties. In addition, because we have historically sold primarily through retail distribution channels, most of the distributors we currently use to market our Internet and enterprise computer infrastructure solutions are new and may choose not to emphasize our products to their customers. Any of these occurrences could diminish the effectiveness of our distribution channel and lead to decreased sales or slower than expected growth.

  For the year ended December 31, 1999, SOFTBANK Commerce and ComputerWare accounted for 35% and 26% of our total revenue and these two customers accounted for 29% and 16% of our total revenue for the six months ended June 30, 2000, respectively. The loss of either of these customers could have a material adverse impact on our results of operation.

We are highly dependent upon our strategic relationships and the loss of any of these relationships could adversely affect our business prospects.

  We depend on our relationships with companies such as Compaq, CTC, Dell, Fujitsu, Fujitsu (Fujisoft ABC), Hewlett-Packard, Hitachi, IBM, Inprise, Intel, Mission Critical Linux, NEC Software, Oracle, Otsuka, Shokai, Sun Microsystems and Veritas. These relationships encompass product integration, joint-technology development, support services, distribution, joint marketing, co-branding and revenue-generating initiatives such as product bundles. We expect that these relationships will create opportunities for our products and services in business markets in which we otherwise might not have access. If we are unable to maintain these relationships, we will not be able to develop and deploy our products in certain of our target markets and our product development and sales will not grow.

  In addition, our existing strategic relationships do not, and any future strategic relationships may not, afford us any exclusive marketing, development or distribution rights. As a result, the companies with which we have strategic alliances are free to pursue alternative technologies, products and services in addition to or in lieu of our products, either on their own or in collaboration with others, including our competitors. Moreover, we cannot guarantee that the companies with which we have strategic relationships will market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support.

Both we and our current and potential customers may find it difficult to hire and train qualified employees to handle installation and implementation of our products, which could negatively affect sales of our products and lead to dissatisfaction among customers.

  There are limited numbers of individuals that are trained and qualified to manage Linux systems, including our Turbolinux products. We, our current and potential customers and our distributors may lack the resources to hire or train qualified personnel to install and implement our products, which could lead to dissatisfaction with our products among our customers and deter potential purchases of our products.

If we fail to manage technological change effectively, demand for our products and services will suffer.

  The market for Linux solutions is in an early stage of development and is characterized by rapidly changing technology, evolving industry standards, frequent new service and product introductions and changes in customer demands. Our future success will depend to a substantial degree on our ability to offer products and services that incorporate leading technology and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that:

  . our technology or systems may become obsolete upon the introduction of alternative technologies;

  . the technological life cycles of our products have been historically short and are difficult to accurately estimate;

  . we may not have sufficient resources to develop or acquire new technologies or to introduce new services capable of competing with future technologies or service offerings; and

  . the price of the products and services we provide may decline as rapidly as, or more rapidly than, the cost of any competitive alternatives.

  We may not be able to effectively respond to the technological requirements of the changing market for Linux solutions. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of those technologies and equipment are likely to continue to require significant capital investment by us. We may not have sufficient capital for this purpose in the future, and even if it is available, investments in new technologies may not result in commercially viable products and services. If we do not develop and introduce new products and services and achieve market acceptance in a timely manner, demand for our products and services will drop and our business will suffer.

We rely on independent developers in the open source community in order to release upgrades of our Linux-based products.

  Many of the components of our software products, including the Linux kernel, the core of the Linux operating system, are developed by independent developers in the open source community and are available to anyone without cost. Linus Torvalds, the original developer of the Linux kernel, and a small group of independent engineers have in the past overseen the development and upgrading of the Linux kernel. Neither Mr. Torvalds nor any significant contributor to the Linux kernel is an employee of ours, and none of these individuals is required to further update the Linux kernel. If these independent developers and others in the open source community do not further develop the Linux kernel and other open source software included in our products on a timely basis, or at all, our ability to enhance our product offerings will suffer. As a consequence, we will be forced to rely to a greater extent on our own development efforts or license commercial software products as replacements, which would increase our expenses and delay enhancements to our products. Any failure on the part of the kernel developers to further develop and enhance the kernel could also stifle the development of additional Linux applications.

Our reliance on independent third parties to develop software included in our products could result in delays or unreliable products and damage to our reputation.

  Our products consist of many different software components and applications, most of which are developed by independent third parties over whom we have no control. We cannot guarantee that we have selected or will select in the future the most reliable components available in the market or that we will successfully integrate the many components of our products. In addition, if any of these third-party products is not reliable or available, we may have to develop them ourselves, which would significantly increase our development expenses and delay our time to market. Our customers could be dissatisfied if any of these products fails to work as designed or if adequate product support is not provided, which could damage our reputation and lead to potential litigation.

We could lose revenue as a result of software errors or defects.

  Software programs frequently contain errors or defects, especially when first introduced or when new versions are released. We could, in the future, lose revenue as a result of errors or defects in our software products. We cannot assure you that errors will not be found in new products or releases. We currently do not have product liability or errors and omissions insurance. While we test our products prior to release, the fact that most of the components of our software offerings are developed by independent parties over whom we exercise no supervision or control makes it particularly difficult to identify and remedy any errors or defects that could exist. Any errors could result in loss of revenue, or delay in market introduction or acceptance, diversion of development resources, damage to our reputation or increased service costs.

We must achieve rapid market penetration of our products and broad brand recognition in order to compete successfully.

  Because Linux solutions markets are new and emerging, companies that are early in providing products for these markets may have an advantage in building awareness and customer loyalty. In order for us to successfully market our products on a wide scale, we must rapidly achieve market penetration and broad recognition as a leading provider of Linux-based software solutions for Internet and enterprise computing infrastructure. We may lack the economic and managerial resources necessary to promote this growth.

  We expect to increase our sales and marketing expenses in future periods as we build the Turbolinux brand and awareness of our products and services. We may lack the resources necessary to accomplish these initiatives. Even if the resources are available, we cannot be certain that our brand enhancement strategy will deliver the brand recognition and favorable market perception that we seek. If our strategy is unsuccessful, these expenses may never be recovered and we may be unable to increase future revenue. Even if we achieve greater recognition of our brand, competitors with greater resources or more recognizable brands could reduce our share of the emerging Linux market, as well as the broader market for solutions for Internet and enterprise computing infrastructure needs.

We may be unable to successfully manage growth.

  Our planned growth entails risk. If we do not expand our operations in an efficient manner, our expenses could grow disproportionately to revenue or our revenue could decline or grow more slowly than expected, either of which could negatively affect the value of your investment. Our current and anticipated future growth, combined with the requirements we will face as a public company, will place a significant strain on our management, systems and resources. Our key personnel have limited experience managing this type of growth. We also need to improve our financial and managerial controls and reporting systems and procedures and to continue to expand and maintain close coordination among our technical, accounting, finance, sales and marketing organizations. As part of these efforts, we are centralizing in our corporate headquarters in the United States the management of engineering, marketing and finance units in various parts of the world that were not previously under centralized management. If we do not succeed in these efforts, it could reduce our revenue and the value of your investment.

Our management team may not be able to successfully implement our business strategies because it has only recently begun to work together.

  Our business is highly dependent on the ability of our management to work together effectively to meet the demands of our growth. Several members of our senior management, including T. Paul Thomas, our Chief Executive Officer, President and Chairman of the Board, Robert P. Bowe, our Chief Financial Officer, Ly-Huong T. Pham, our Executive Vice President of Worldwide Development, Michael Duffy, our Senior Vice President of Sales and Services, Ashok Pandey, the General Manager and President of Turbolinux Asia Pacific, and Gerald Greenberg, our Senior Vice President of Worldwide Marketing have been employed by us for a relatively short period of time. In addition, most of the members of our management team have had only limited experience managing a rapidly growing company on either a public or private basis. The failure of our management team to work together effectively could prevent efficient decision-making, affecting product development and sales and marketing efforts, which would negatively impact our operating results.

Loss of any of our key management personnel could negatively impact our business.

  The loss or departure of any of our key management personnel could harm our ability to implement our business plan and could lower our revenue. In that regard, in July 2000 Irving Miller, our Chairman, co-founder and former Chief Executive Officer, and Iris Miller, President of our Asia Pacific division and co-founder, were terminated without cause. In July 2000, T. Paul Thomas, who first joined us in March 2000, became our Chief Executive Officer. Our future success depends to a significant extent on the continued service and coordination of our management team. We do not maintain key person insurance for any member of our management team.

Due to the competitive labor markets, we may not be able to recruit and retain sufficient qualified professionals necessary for our growth.

  In order to grow as we anticipate, we need to hire significant numbers of professionals to develop and market our products and provide technical support, education and training and other services to our customers. Competition for qualified professionals in the software industry is intense, and we may be unable to recruit and retain sufficient professionals to grow as we anticipate.

Our competitive position could decline if we are unable to acquire businesses or technologies that are strategic for our growth and success.

  If appropriate opportunities arise, we may seek to acquire businesses, technologies, services or products that we believe are strategic for our success. The market for Linux products is new and is rapidly evolving and our competitive position could decline if we are unable to identify and acquire businesses or technologies that are strategic for our success in this market.

  Effecting acquisitions could require us to issue a significant number of additional shares of common stock, use a significant amount of cash or incur substantial indebtedness. In that regard, the willingness of a seller to accept our common stock will depend upon a number of factors, including the historical trading prices of our common stock and the prospects for future capital appreciation. If potential sellers do not consider our common stock an attractive investment, our ability to make acquisitions in exchange for our common stock could be severely impaired. If we do issue equity or equity-linked securities to pay for any future acquisitions, these issuances could be dilutive to existing and future stockholders. In addition, to the extent we are required to obtain additional financing to complete acquisitions, we cannot assure you that we will be able to obtain such financing in amounts or on terms acceptable to us, or at all. Moreover, the terms of any debt financing may include financial and other covenants that could significantly limit our ability to incur additional indebtedness, engage in certain other transactions and otherwise impede our intended growth. Acquisitions and investments may have negative effects on our reported results of operations due to acquisition-related charges and amortization of acquired technology and other intangibles. Any of these acquisition-related risks or costs could harm our business, financial condition and operating results.

Any future acquisitions of companies or technologies may result in distraction of our management and disruptions to our business.

  If we acquire or invest in another company, we could have difficulty assimilating that company's personnel, operations, technology or products and service offerings. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

If we do not successfully implement our expansion into domestic and new international markets, our business may not grow as anticipated and substantial resources may be drained.

  A key component of our growth strategy is to expand our presence in United States markets and in new international markets. However, for the six months ended June 30, 2000, revenue from Japan accounted for approximately 75% of our total revenue, while revenue from the United States accounted for only 14% and revenue from other geographic areas accounted for only 11% of our total revenue. Expanding our presence in the United States and new international markets is an essential element of our business plan, but any revenue we generate from activities in these areas may not offset the expense of establishing, promoting and maintaining these operations.

A substantial majority of our historical revenue has been generated by our Japanese subsidiary and international operations and will continue to be affected by risks and uncertainties that are not present in domestic operations.

  For the year ended December 31, 1999, substantially all of our revenue was derived from our Japanese and other international operations and our business strategy anticipates that international operations will continue to be crucial to our success. International operations pose a number of risks and uncertainties that are not present in domestic operations. For example, some of the factors that may impact our ability to initiate and maintain successful operations in foreign markets include:

  . difficulties in hiring and supervising employees in foreign jurisdictions;

  .  language and cultural differences;

  . the inability to find necessary partners for the successful distribution of our products in foreign jurisdictions;

  . varying technology standards and capabilities and other differences in infrastructure;

  .  compliance with foreign laws with which we may not be familiar;

  . issues relating to uncertainties of laws and enforcement relating to the protection of intellectual property;

  . export controls that may prevent us from shipping our products into and from some markets;

  .  potentially adverse tax consequences;

  . unexpected changes in trading policies, including the imposition of tariffs and taxes;

  . unexpected changes in regulatory requirements, including laws and regulations governing the conduct of commerce;

  . political instability or social unrest, particularly in light of the fact that we do not have political risk insurance in the foreign countries in which we currently conduct business;

  . the fact that laws relating to the Internet remain unsettled in certain foreign countries, and the possible adoption of new laws that may slow the growth of the Internet and therefore decrease the demand for our Internet and enterprise computer infrastructure products; and

  . general political and economic risks and trends, including risks of nationalization, potential economic recessions in foreign markets, and fluctuations in foreign currencies.

  If we are unable to operate profitably in foreign markets, our business will not grow as anticipated, substantial resources could be drained and our business, financial condition and results of operations could suffer.

We could harm our business and reputation as a result of a violation of the Foreign Corrupt Practices Act.

  We are subject to the Foreign Corrupt Practices Act, which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or licenses or otherwise obtaining favorable treatment. In particular, we may be held responsible for actions taken by our strategic or local partners even though such strategic or local partners may themselves be foreign companies that are not subject to the Foreign Corrupt Practices Act. We have no ability to control these strategic or local partners. Any determination that we have violated the Foreign Corrupt Practices Act could have a material adverse effect on our business and harm our reputation.

Our ability to repatriate funds from our foreign operations may be limited by foreign taxes and currency controls.

  Repatriation of funds received as a result of our foreign operations are likely to be subject to withholding taxes imposed by the jurisdictions in which we operate. In general, a U.S. corporation may claim a foreign tax credit against its federal income tax expense for such foreign withholding taxes and foreign taxes paid directly by corporate entities in which the corporation owns 10% or more of the voting stock. The ability to claim such foreign tax credits and to utilize net foreign losses is, however, subject to numerous limitations, and we may incur incremental tax costs as a result of these limitations. In addition, we will be able to utilize these foreign tax credits only if we generate taxable income for United States federal income tax purposes. Moreover, our ability to repatriate funds from abroad may be subject to currency exchange controls or other restrictions imposed by foreign jurisdictions. Because we may rely upon cash generated by our foreign operations to fund working capital and other cash needs of our domestic operations, any significant limitation on our ability to repatriate funds from abroad could have a material adverse effect on our cash position and ability to conduct our business.

We are vulnerable to claims that our products infringe third-party intellectual property rights particularly because our products are comprised of many distinct software components developed by a large number of independent parties.

  We may be exposed to future litigation based on claims that our products infringe the intellectual property rights of others. This risk is exacerbated by the fact that most of the code in our products was developed by a large number of independent parties over whom we exercise no supervision or control and who may object to our commercial use of open source code they have developed. Claims of infringement could require us to reengineer our products or seek to obtain licenses from third parties in order to continue offering our products. In addition, an adverse legal decision affecting our intellectual property, or the use of significant resources to defend against this type of claim, could place a significant strain on our financial and managerial resources and harm our reputation.

Failure to adequately protect our intellectual property rights would result in significant harm to our business.

  While much of the code for our products is open source, our success depends significantly on our ability to protect our trademarks, trade secrets and certain proprietary technology contained in our products. We rely on a combination of copyright and trademark laws, and on trade secrets and confidentiality provisions and other contractual provisions, to protect our intellectual property rights. These measures afford only limited protection. Effective trademark protection may not be available in every country in which we intend to offer our products and services. Our means of protecting our proprietary rights in the United States or abroad may not be adequate and competitors may independently develop similar technologies. Our future success will depend in part on our ability to protect our proprietary rights. Despite our efforts to protect our proprietary rights and technologies, unauthorized parties may attempt to copy aspects of our products or to obtain and use trade secrets or other information that we regard as proprietary. Legal proceedings to enforce our intellectual property rights could be burdensome and expensive and could involve a high degree of uncertainty. These legal proceedings may also divert management's attention from growing our business. In addition, the laws of some foreign countries do not protect our intellectual property rights as fully as do the laws of the United States. If we do not enforce and protect our intellectual property, our business may suffer substantial harm.

Because we do not own the Linux trademark, we may be prohibited from using the Turbolinux name and mark in connection with our products and there may be confusion about Linux products.

  We use the term "Linux" as part of the name of our company and in the names of several of our products. We have received consent from Linus Torvalds to use "Linux" in the Turbolinux name and mark. While we have been granted a trademark registration on the mark Turbolinux in the United States and Japan, we do not own the Linux mark and may be prohibited from registering the Turbolinux trademark in certain countries. We have been refused registration of the Turbolinux mark in Korea based on a prior registration for Turbolinux owned by a third party. If we are prohibited from using the Turbolinux name and mark in certain countries, our brand awareness could be materially adversely affected. Also, because we do not control the use of the Linux name or trademark by others, use of the name by others could lead to confusion about the source, quality, reputation and dependability of the Linux operating system in general, which could negatively affect markets for our products.

We may be sued as a result of information published or posted on or accessible from our Turbolinux.com websites.

  We may be subjected to claims for defamation, negligence, copyright or trademark infringement or other claims relating to the information we publish on our websites. These types of claims have been brought, sometimes successfully, against online services in the past, and can be costly to defend. We may also be subjected to claims based on content that is accessible from our websites through links to other websites or through content and materials that may be posted by visitors to our website. Our commercial and general liability insurance may not adequately protect us against these types of claims. We have not been a party to any lawsuit of this type to date.

                         Risks Related to Our Industry

The market for Linux solutions may not grow as we anticipate.

  Our strategy for marketing our Linux solutions depends in part upon our belief that businesses and enterprises will increasingly adopt Linux solutions. If businesses and enterprises, which at present favor Microsoft, UNIX and other non-Linux operating systems, do not increasingly adopt the Linux operating system and related solutions, a significant market for our products will not develop. Factors that may keep businesses and enterprises from adopting Linux solutions include:

  .  limited adoption of Linux among businesses and enterprises generally;

  .  previous significant investments in competing systems; and

  .  lack of adequate Linux-trained professionals and support services.

Our products may not be adopted due to the scarcity of software applications for Linux operating systems and the lack of Linux standards for these applications.

  Business and enterprises will not adopt our Linux products if sufficient Linux applications are not available to meet their needs. The number of software products available for use with Linux is limited, and many widely-used software products have not been developed in versions that are compatible with Linux operating systems. Since software applications meeting Internet and enterprise computing infrastructure needs are readily available for operating systems currently favored by businesses and enterprises, such as Windows NT and UNIX, our Linux products may not be adopted even if the Linux operating system and our Linux solutions are perceived to offer performance advantages over competing operating systems and solutions. In addition, many different versions of Linux are currently available in the market and no standards for compatibility among these versions of Linux have been widely adopted. It is unlikely that developers will develop products for Linux if they will not be compatible with the majority of Linux versions. If developers decide not to develop applications that meet Internet and enterprise computing infrastructure needs, demand for our products and services may decline or fail to grow.

If multiple and incompatible versions of Linux achieve sufficient market acceptance, demand for our products could decline.

  According to International Data Corporation, there are over 100 commercially available unique versions of the Linux operating system. We believe that, currently, most distributions of the Linux operating system are compatible and existing Linux applications can operate across these distributions. If incompatible versions of Linux should develop, however, customers may become less likely to purchase Linux products and demand for our products could decline. Furthermore, our product development costs could increase if we attempt to develop a product compatible across different versions or release separate versions of our products to run on these different versions. If the demand for our products declines or our product development costs rise, our business could suffer.

The Linux operating system and Internet and enterprise computing infrastructure markets are intensely competitive and we may be unable to compete effectively with providers of competitive operating systems and solutions.

  The Linux operating system, Internet and enterprise computing infrastructure and clustering solutions markets are highly competitive, characterized by rapid technological change and significantly affected by new product innovations. We face direct competition in the area of clustering solutions primarily from a few well-established companies including SGI, Sun Microsystems and Veritas. These competitors are large, well-established companies that have significantly greater financial resources, more extensive marketing and distribution capabilities, larger development staffs and more widely recognized brands and products than we have. We also face competition in this space from newer but quickly moving companies such as Resonate and F5 Networks, which focus specifically on high-availability solutions for eCommerce.

  We compete with other providers of Linux operating systems, particularly Red Hat, Caldera Systems, SuSE and Corel. Some of these competitors, such as Red Hat, have stronger brand awareness, larger and more cohesive distribution channels, a greater number of strategic alliances and larger installed customer bases than we do. Due to the open source nature of Linux, anyone can freely download Linux and many Linux applications and modify and re-distribute them with few restrictions. For example, solution providers upon whom we depend for the distribution of our products could instead create their own Linux solutions to provide to their customers. Also, established companies and other institutions could easily produce competing versions of Linux, since the Linux operating system market in which we compete exhibits minimal barriers to entry. In particular, distributors of UNIX operating systems could leverage their existing service organizations and compete with us because Linux and UNIX operating systems share many common features. These companies have more significant resources, stronger brand awareness and larger customer bases than we do and could quickly achieve significant market share.

  We also compete with providers of other, more established operating systems, including technical support organizations, consulting and professional services organizations and non-Linux operating system vendors which include companies with which we have strategic relationships. AT&T, Compaq, Hewlett-Packard, IBM, Microsoft, Novell, Olivetti, Sun Microsystems and Unisys are each providers of competing operating systems, which in most cases are more established among business users than the Linux operating system. These companies have significantly greater resources and brand awareness, larger development staffs and more extensive marketing and distribution capabilities than we do.

We could be prevented from selling or developing our products if the GNU General Public License and similar licenses under which our products are developed and licensed are not enforceable.

  The core of the Linux operating system, which we refer to as the Linux kernel, has been developed and licensed under the GNU General Public License and similar licenses. These licenses state that any program licensed under them may be copied, modified and distributed by anyone without the payment of royalties. We know of no circumstance under which these licenses have been challenged or interpreted in court. Accordingly, it is possible that a court would hold these licenses to be unenforceable in the event that someone were to file a claim asserting proprietary rights in a program developed and distributed under them. Any ruling by a court that these licenses are not enforceable, or that Linux-based operating systems or other similar open source software, or significant portions of them, may not be liberally copied, modified or distributed, would have the effect of preventing us from selling or developing our products.

                         Risks Related to This Offering

Our stock price may be extremely volatile.

  Our common stock has never been sold in a public market and an active trading market for our common stock may not develop or be sustained upon the completion of this offering. The initial offering price of the common stock in this offering may not be indicative of the prices that will prevail in the public market after this offering, and the market price of the common stock could fall below the initial public offering price.

  In addition, the market price of our common stock could fluctuate widely in response to a number of factors, including the following:

  .  actual or anticipated variations in operating results;

  . announcements of technological innovations, new products or new services by us or by our competitors or customers;

  . changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

  . announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

  .  additions or departures of key personnel;

  . future equity or debt offerings by us or our announcements of these offerings; and

  .  general market and economic conditions.

  In addition, in recent years, the stock market in general, and the Nasdaq National Market and the securities of technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

We may invest or spend the proceeds of this offering in ways with which you may not agree and in ways that may not yield a return.

  We will retain broad discretion over the use of proceeds from this offering. Stockholders may not deem the actual uses desirable, and our use of the proceeds may not yield a significant return or any return at all. We intend to use the proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the proceeds for acquisitions and investments. Because of the number and variability of factors that determine our use of the net proceeds from this offering, we cannot assure you that these uses will not vary substantially from our currently planned uses.

Some of our existing stockholders can exert control over us, and they may not make decisions that reflect the interests of all stockholders.

  After this offering, our officers, directors and principal stockholders
(greater than 5% stockholders) will together control approximately   % of our
outstanding common stock and our founders, who are no longer officers or
directors, will control approximately   % of our outstanding common stock. As a
result, these stockholders, if they act together, and our founders acting alone, will be able to exert a significant degree of influence over our management and affairs and control matters requiring stockholder approval, including the election of all of our directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of Turbolinux and might affect the market price of our common stock, even when a change may be in the best interests of all stockholders. In addition, the interests of these stockholders may not always coincide with our interests or the interests of other stockholders. Our founding stockholders have recently entered into a separation agreement with us and are no longer directors or officers of Turbolinux or our subsidiaries and, as a result, they may seek to take actions which are opposed by management or which our management does not believe are in our best interests.

Our charter and bylaws and Delaware law contain provisions that may delay or prevent a change of control.

  Provisions of our charter and bylaws, both of which will be amended and restated upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

  .  the division of the board of directors into three separate classes;

  .  the absence of cumulative voting in the election of directors;

  . restrictions on the ability of our stockholders to call special meetings;

  . procedures for advance notification of stockholder nominations and proposals; and

  . the ability of the board of directors to alter our bylaws without stockholder approval.

  In addition, our board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

  We are also subject to Section 203 of the Delaware General Corporation Law that, subject to exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that this stockholder became an interested stockholder without the approval of either its board of directors or stockholders. The preceding provisions of our charter and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, and delay or prevent a change of control and changes in our management.


Sales of shares eligible for future sale after this offering could cause our stock price to decline.

  Based on shares outstanding as of       , we will have      shares of common
stock outstanding upon the completion of this offering, assuming no exercise of outstanding options or warrants. If our stockholders sell substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. In particular, our founders, who
separated from us in July 2000, will hold approximately    % of our outstanding
common stock immediately after this offering and may seek to sell all or a substantial portion of their shares in the public market or in private transactions. Please see "'Shares Eligible for Future Sale" for a description of sales of our common stock, including sales by our founders, that may occur
in the future. Of the      shares outstanding upon completion of this offering,
all of the shares sold in this offering will be freely tradeable, unless they are held by our affiliates. The remaining shares of common stock outstanding after this offering will be available for sale in the public market as follows:

                                                                    Number of
     Date of Availability for Sale                                    Shares
     -----------------------------                                  ----------
     At the date of this prospectus................................
     90 days after the date of effectiveness of the registration
      statement....................................................    704,513
     181 days after the date of this prospectus.................... 51,387,021
     Periodically thereafter.......................................  9,288,253

We do not intend to pay dividends on our common stock.

  We currently intend to retain available funds to finance the development of our business and, therefore, do not anticipate paying any dividends in the foreseeable future.

Investors in this offering will suffer immediate and substantial dilution.

  We expect the initial public offering price to be substantially higher than the net tangible book value per share of our common stock. The net pro forma tangible book value, computed as of June 30, 2000 and after giving effect to the sale of the shares offered by this prospectus, of a share of common stock
purchased at an assumed initial public offering price of $     per share will
be only $     . We compute net tangible book value per share as described below under "Dilution." Additional dilution may occur if holders of options or warrants to purchase our common stock, whether currently outstanding or subsequently granted, exercise their options or warrants.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

  This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "anticipate," "intend," "plan," "believe," "estimate," "potential," or "continue," the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially from any forward-looking statement for many reasons, including the risks outlined under "Risk Factors."

  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

  We undertake no obligation to update any forward-looking statements for any reason after the date of this prospectus, whether to conform these statements to actual results or to changes in our expectations or otherwise. Before you invest in our common stock, you should be aware that the occurrence of the events described under "Risk Factors" and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

  In addition, this prospectus contains forecasts and estimates regarding the Internet and related matters, such as estimated historical growth in units shipped by, and market share of, Linux software companies, anticipated growth in Internet infrastructure spending, anticipated growth in shipments and sales of Linux and other operating systems and similar matters. These forecasts and estimates have been included in studies, reports or other data published or provided by market research and other firms, including International Data Corporation. While we believe these studies, reports and other data to be reliable, we have not independently verified them and, because they are forecasts and estimates only, they are subject to inherent uncertainty. Moreover, in this prospectus we refer to market and demographic data and estimates obtained from market research, publicly available information and industry publications. While we believe that this market research and publicly available information and these industry publications are reliable, we have not independently verified any of them and we cannot make any representation to you as to the accuracy of that information.

                                USE OF PROCEEDS

  We estimate that our net proceeds from the sale of the       shares of common
stock we are offering at an estimated initial public offering price of $
per share, after deducting underwriting discounts and commissions and estimated
offering expenses, will be approximately $     . If the underwriters over-
allotment option is exercised in full, we estimate that our net proceeds will
be approximately $   million. We expect to use the net proceeds from this
offering for general corporate purposes, including working capital and capital expenditures. We also may use a portion of the net proceeds for acquisitions and investments. Pending use of the net proceeds for the above purposes, we intend to invest these funds in short-term investments.

                                DIVIDEND POLICY

  We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We presently intend to retain available funds to finance the development of our business. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

  The following table shows our consolidated cash and cash equivalents and our consolidated capitalization as of June 30, 2000:

  .  on an actual basis;

  .  on a pro forma basis to reflect:

    -- the issuance of 8,465,753 shares of redeemable convertible preferred stock subsequent to June 30, 2000 for total net proceeds of approximately $30.2 million, as if these shares had been issued as of June 30, 2000;

    -- the conversion upon completion of this offering of all of our shares of redeemable convertible preferred stock outstanding as of June 30, 2000 and the 8,465,753 shares of redeemable convertible preferred stock we issued after that date into 34,224,804 shares common stock, as if the conversion had occurred as of June 30, 2000; and

    -- our repurchase of 2,054,793 shares of common stock from our founders in October 2000 for $7.5 million, or $3.65 per share, as if the repurchase had occurred as of June 30, 2000.

  . on a pro forma basis, calculated as described above, as adjusted to reflect the receipt of the estimated net proceeds from the sale of common stock offered by us at an assumed initial public offering price
     of $     per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

  The following table does not include:

  . the issuance of shares of common stock upon option exercises subsequent to June 30, 2000, including 1,227,500 shares of common stock issued upon option exercises from July 1, 2000 through October 15, 2000;

  . options to purchase 4,762,228 shares of common stock outstanding under our 1999 Equity Incentive Plan and options to purchase 1,900,000 shares of common stock granted outside of our 1999 Equity Incentive Plan at a weighted average exercise price of $0.45 per share outstanding as of October 15, 2000;

  . 1,403,272 shares of common stock available for future grant under our 1999 Equity Incentive Plan as of October 15, 2000, which after the date of this offering will be issued under our 2000 Stock Incentive Plan;

  . 3,000,000 shares of common stock, plus annual increases, to be available for future grant under our 2000 Stock Incentive Plan;

  . 500,000 shares of common stock, plus annual increases, to be available for future purchase under our 2000 Employee Stock Purchase Plan; and

  . 956,608 shares of common stock issuable upon exercise of outstanding warrants as of October 15, 2000 at a weighted average exercise price of $0.68 per share.

  This information should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus.

                                                         June 30, 2000
                                                 --------------------------------
                                                                       Pro Forma
                                                  Actual   Pro Forma  As Adjusted
                                                 --------  ---------  -----------
                                                   (in thousands, unaudited)
Cash and cash equivalents......................  $ 26,998  $ 49,688
                                                 ========  ========
Redeemable convertible preferred stock, $0.001
 par value, 26,500,000 shares authorized,
 25,759,052 shares issued and outstanding
 actual; 10,000,000 shares authorized, no
 shares issued and outstanding pro forma and
 pro forma as adjusted.........................  $ 61,903  $    --
Stockholders' equity (deficit):
  Common stock, $0.001 par value, 95,500,000
   shares authorized, 27,982,276 shares issued
   and outstanding actual; 200,000,000 shares
   authorized pro forma and pro forma as
   adjusted; 60,152,287 shares issued and
   outstanding pro forma;         shares issued
   and outstanding pro forma as adjusted.......    30,837   122,927
Deferred stock compensation....................   (17,206)  (17,206)
Notes receivable from stockholders.............    (1,545)   (1,545)
Accumulated other comprehensive income (loss)..        (2)       (2)
Retained earnings (accumulated deficit)........   (38,707)  (46,194)
                                                 --------  --------
    Total stockholders' equity (deficit).......   (26,623)   57,980
                                                 --------  --------
    Total capitalization.......................  $ 35,280  $ 57,980
                                                 ========  ========

                                    DILUTION

  Our pro forma net tangible book value as of June 30, 2000, before giving effect to the issuance of the common stock offered by this prospectus, was approximately $50.5 million or $0.84 per share of common stock. Pro forma net tangible book value per share represents the amount of our pro forma stockholders' equity less our intangible assets and deferred offering costs divided by the number of shares of common stock outstanding, assuming:

  . the 8,465,753 shares of redeemable convertible preferred stock that we issued subsequent to June 30, 2000 for total net proceeds of approximately $30.2 million had been issued as of June 30, 2000;

  . all of our shares of redeemable convertible preferred stock outstanding as of June 30, 2000 and the 8,465,753 shares of redeemable convertible preferred stock we issued after that date had been converted into 34,224,804 shares of common stock upon completion of this offering, as if the conversion had occurred as of June 30, 2000; and

  . the 2,054,793 shares of common stock that we repurchased from our founders in October 2000 for $7.5 million, or $3.65 per share, had been repurchased as of June 30, 2000.

  After giving effect to our sale of the      shares of common stock offered by
this prospectus, based upon an assumed initial public offering price of $
per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at June 30, 2000, calculated on a pro forma basis as described above,
would have been $    or $    per share. This represents an immediate increase
in pro forma net tangible book value of $    per share to existing stockholders
and an immediate dilution to new investors of $     per share. Dilution is
determined by subtracting pro forma net tangible book value per share after the offering from the assumed initial public offering price per share. The following table illustrates this per share dilution:

   Assumed initial public offering price per share.................        $
     Pro forma net tangible book value per share before the
      offering as of June 30, 2000.................................  $0.84
     Increase in pro forma net tangible book value per share
      attributable to new investors................................
                                                                     -----
   Pro forma net tangible book value per share after the offering..
                                                                           ----
   Pro forma dilution per share to new investors...................        $
                                                                           ====

  The following table sets forth, on the pro forma basis, as of June 30, 2000, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by the existing stockholders and by investors purchasing shares in this offering
(based upon an assumed initial public offering price of $   per share):

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
   Existing stockholders..  60,152,287       % $88,145,000       %     $1.47
   New investors .........                                             $
                            ----------  -----  -----------  -----
     Total................              100.0% $            100.0%     $
                            ==========  =====  ===========  =====

  If the underwriters' over-allotment option is exercised in full, the number
of shares held by new investors will increase to      or   % of the total
shares of common stock outstanding after this offering.

  In the event that we issue additional shares of common stock in the future, purchasers of common stock in this offering may experience further dilution.

  As of October 15, 2000, 1,227,500 shares of common stock had been issued as a result of option exercises after June 30, 2000 at a weighted average exercise price of $0.50 per share. The issuance of these shares resulted in additional dilution to new investors.

  As of October 15, 2000, there were options outstanding to purchase 6,662,228 shares of common stock at a weighted average exercise price of $0.45 per share and 956,608 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $0.68 per share. An aggregate of 3,000,000 shares of common stock, plus annual increases, will be available for future grant under our 2000 Stock Incentive Plan, and a total of 500,000 shares of common stock, plus annual increases, will be available for future purchases under our 2000 Employee Stock Purchase Plan, upon completion of this offering. As of October 15, 2000, 1,403,272 shares of common stock were available for issuance under our 1999 Equity Incentive Plan. To the extent the outstanding options or warrants described above are exercised, new investors will experience further dilution, and to the extent that new shares, options or rights are issued under our stock plans, new investors may experience further dilution.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated financial data as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 1997 are derived from audited consolidated financial statements and the consolidated financial data as of and for the years ended December 31, 1995 and 1996 are derived from unaudited consolidated financial statements not included in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results. When you read this selected consolidated financial data, it is important that you also read the historical and pro forma financial statements and related notes included in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our historical results of operations and financial condition are not necessarily indicative of our future results of operations or financial condition.

  Pro forma net loss per share and shares used in calculating pro forma net loss per share appearing in the following table have been computed by assuming that the shares of our redeemable convertible preferred stock outstanding as of June 30, 2000 had been converted into shares of common stock as of their respective issue dates. This pro forma data does not give effect to the issuance of 8,465,753 shares of Series B redeemable convertible preferred stock that we issued subsequent to June 30, 2000, the issuance of any shares of our common stock pursuant to option exercises after June 30, 2000 or our repurchase in October 2000 of 2,054,793 shares of common stock from our founders. See notes 1 and 8 to our consolidated financial statements for an explanation of how these pro forma amounts have been calculated. The pro forma financial data appearing below does not purport to be indicative of the results of operations that would have resulted had the transactions reflected in that pro forma data in fact taken place on the assumed dates referred to above, nor does it purport to be indicative of our future results of operations.

                                                                    Six months
                                Year Ended December 31,           Ended June 30,
                          --------------------------------------  ----------------
                           1995    1996    1997    1998   1999     1999     2000
                          ------  ------  ------  ------ -------  ------  --------
                                 (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenue.................  $4,669  $3,093  $1,615  $3,574 $ 4,939  $1,766  $  2,932
Cost of revenue.........   1,935   1,305     642   1,395   2,872     846     3,133
                          ------  ------  ------  ------ -------  ------  --------
Gross margin............   2,734   1,788     973   2,179   2,067     920      (201)
Operating expenses:
  Sales and marketing...     682   1,046     380     549   3,897     735    14,242
  Research and
   development..........     490     591     234     313   1,949     372     6,885
  General and
   administrative.......   1,560     632     405     619   3,199     756     6,788
  Amortization of
   deferred stock
   compensation*........     --      --      --      --    2,531     --      3,082
                          ------  ------  ------  ------ -------  ------  --------
   Total operating
    expenses............   2,732   2,269   1,019   1,481  11,576   1,863    30,997
                          ------  ------  ------  ------ -------  ------  --------
Income (loss) from
 operations.............       2    (481)    (46)    698  (9,509)   (943)  (31,198)
Other income (expense):
  Interest income.......      15     --      --        6      69      72     1,203
  Other income
   (expense)............     (31)   (152)    (86)     78     (22)     (6)       43
                          ------  ------  ------  ------ -------  ------  --------
   Other income
    (expense), net......     (16)   (152)    (86)     84      47      66     1,246
                          ------  ------  ------  ------ -------  ------  --------
Income (loss) before
 income taxes...........     (14)   (633)   (132)    782  (9,462)   (877)  (29,952)
Provision for (benefit
 from) income taxes.....      27    (245)    (85)    495     (66)    (36)        1
                          ------  ------  ------  ------ -------  ------  --------
Net income (loss).......  $  (41) $ (388) $  (47) $  287 $(9,396) $ (841) $(29,953)
                          ======  ======  ======  ====== =======  ======  ========
Net income (loss) per
 share basic and
 diluted................  $  --   $(0.02) $  --   $ 0.01 $ (0.45) $(0.04) $  (1.43)
                          ======  ======  ======  ====== =======  ======  ========
Shares used in
 calculating basic and
 diluted net income
 (loss) per share.......  21,000  21,000  21,000  21,000  21,000  21,000    21,000
                          ======  ======  ======  ====== =======  ======  ========
Pro forma net loss per
 share basic and
 diluted................                                 $ (0.37)         $  (0.65)
                                                         =======          ========
Shares used in
 calculating pro forma
 basic and diluted net
 loss per share.........                                  25,121            46,200
                                                         =======          ========
* Amortization of
  deferred stock
  compensation:
  Cost of revenue.......                                 $   --           $    133
  Sales and marketing...                                   1,067             1,112
  Research and
   development..........                                     496             1,394
  General and
   administrative.......                                     968               443
                                                         -------          --------
   Total................                                 $ 2,531          $  3,082
                                                         =======          ========

                                      As of December 31,            As of
                                -------------------------------    June 30,
                                 1995  1996 1997  1998   1999        2000
                                ------ ---- ---- ------ -------  -------------
                                             (in thousands)
Consolidated Balance Sheet
 Data:
Cash and cash equivalents...... $  186 $ 33 $ 31 $  630 $34,709  $ 26,988
Working capital................    545  213  202    796  31,113    22,884
Total assets...................  1,399  960  764  2,330  37,733    43,592
Redeemable convertible
 preferred stock...............    --   --   --     --   38,528    61,903
Total stockholders' equity
 (deficit).....................    964  573  555    886  (6,138)  (26,623)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the financial statements and notes included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to the differences include those discussed in "Risk Factors," as well as those discussed elsewhere in this prospectus.

Overview

  We are a leading provider of open source software solutions and services. We are focused on Linux-based Internet and enterprise computing infrastructure software solutions, including open source Linux workstation and server operating systems and value-added Linux clustering technologies.

  We were incorporated in Utah as Pacific HiTech, Inc. in September 1992 and reincorporated in Delaware as TurboLinux, Inc. in June 1999. Prior to 1999, we financed our activities primarily through cash flow from operations. Beginning in 1999, we have financed our operations primarily from the proceeds of private sales of our redeemable convertible preferred stock. In 1997, we changed our product mix from selling Linux and non-Linux based software and CD-ROM products to selling Linux and other related products. During the past twelve months, we have substantially revised our business plan and restructured our operations to focus on Linux-based software solutions for Internet and enterprise computing infrastructure needs. Our Linux software products are distributed through a variety of indirect channels such as distributors, value-added resellers and solution providers, such as system integrators, original equipment manufacturers and Internet service providers, as well as directly to the end user using our internal sales team and website.

  We currently market our software and related products worldwide. We changed our product mix to focus on open source products in 1997, and until early 1999, we focused our efforts in the Asia Pacific markets, primarily Japan. Revenue from customers outside the United States was $1.1 million in 1997, $3.4 million in 1998, $4.8 million in 1999 and $2.5 million in the first six months of 2000, representing 67%, 96%, 97% and 86% of total revenue during the respective periods. Substantially all of our international revenue during 1997, 1998 and 1999 was attributable to sales in Japan, while sales in Japan comprised approximately 87% of our international revenue for the six months ended June 30, 2000.

  Prior to 2000, we did not provide any significant service offerings to our customers. Beginning in 2000, we expanded the services provided to our customers to include more extensive support and maintenance, as well as consulting and training services.

  We recognize revenue in accordance with the American Institute of Certified Public Accountants, or AICPA, Statement of Position (SOP) 97-2, Software Revenue Recognition. Revenue from the sales of software is recognized upon shipment of the product provided that the following requirements are met:

  .  persuasive evidence of an arrangement exists;

  .  delivery has occurred or services have been performed;

  .  the price to the buyer is fixed and determinable; and

  .  collection of the resulting receivable is probable.

  We require all sales into the distribution channel, other than sales through our website, to be evidenced by a written agreement. If a reserve for returns of products sold through distributors and other resellers can be reasonably estimated, revenue is recognized upon shipment, less a reserve for sales returns, and when all revenue recognition criteria have been met. If a reserve for these returns cannot be reasonably estimated, revenue is recognized upon sell-through to the end user or, if sell-through information is not available, the collection of cash, and when all revenue recognition criteria have been met. Product returns due to defects and damage during shipment are insignificant and are included in warranty costs.

  For the sale of some of our software products, we currently provide telephone and email technical support services for 60 to 90 days after customer registration, depending upon the product. There is no additional fee for these services, which do not include product updates or upgrade rights. Since we do not currently sell these technical support services separately, there is no vendor specific objective evidence of the fair value of these services. Therefore, we recognize all of the revenue from these sales over the period that the technical support services are provided.

  Revenue related to shipments to resellers where we have significant post-delivery obligations or where the sale is subject to customer acceptance is deferred until there is no significant obligation remaining or acceptance has occurred. To date, we have not shipped any products having significant post-delivery obligations or subject to acceptance.

  Revenue for support, maintenance, consulting, and training services is recognized as services are performed. Revenue from any extended support agreements is deferred and recognized as the services are provided or over the period of the contract. Through June 30, 2000, revenue for support, maintenance, consulting and training services has not been significant.

  Cost of revenue consists primarily of our cost for production, fulfillment and shipment of software. The cost of production includes expenses for the physical media, documentation and packaging. Royalties owed to third parties for software included in our products are also included in these costs. Costs of our service organization are included in our cost of revenue although these costs were not significant until 2000.

  Our gross margin has been affected by production costs, product mix, selling prices and distribution channel. Gross margin varies by product category and geographical region. In addition, selling price discounts due to various promotions have adversely impacted our gross product margin. We expect this overall gross margin, as a percentage of revenue, will fluctuate from period to period as sales shift among product types, distribution channels and geographies and depending upon the discounts or other promotions we may implement from time to time. We have recently incurred additional infrastructure expense to build up our support, maintenance, consulting, and training services organization. This has resulted in a negative gross margin for the first six months of 2000. We expect to continue to incur additional infrastructure expenses to build our service organization. These expenses will continue to adversely affect our results of operations to the extent that our service revenue does not substantially increase.

  Sales and marketing expense consists primarily of personnel related expenses such as salary, benefits and travel and entertainment, as well as sales commissions, advertising, promotions, marketing development funds and trade show expenses.

  Research and development expense includes salary and related costs of employees engaged in research and development activities. We have engineering centers in various locations around the world that are focused on delivering new technology to the enterprise. We believe that continued investment in research and development is necessary for our long-term success.

  General and administrative expense consists primarily of salaries and related costs for administration, finance, human resources and legal, as well as amortization of intangible assets. Information system expenses, as well as facility costs, are allocated to the other functional areas in our company that use these services. The provision for uncollectible accounts receivable is included in general and administrative expense.

  We recorded deferred stock compensation of $12.3 million for 1999 and $10.5 million for the six months ended June 30, 2000 in connection with the grant of employee and nonemployee stock options. From July 1, 2000 through September 30, 2000, we granted stock options to purchase an additional 4,660,300 shares of common stock at a weighted average exercise price of $0.53 per share and expect to record additional deferred stock compensation during the third quarter of 2000. Deferred stock compensation represents the difference between the deemed fair value of common stock for accounting purposes and the option exercise price for these options at the date of the grant. Deferred stock compensation is presented on our consolidated balance sheets as a reduction in stockholders' equity and is amortized over the vesting period of the options. We expensed $2.5 million of deferred stock compensation during 1999 and $3.1 million in the first half of 2000. Based on stock options granted through June 30, 2000 and excluding deferred stock compensation expense resulting from any options granted after that date, we expect deferred stock compensation expense of approximately $3.8 million for the six months ending December 31, 2000, $4.9 million for 2001, $4.6 million for 2002, $3.5 million for 2003, $0.3 million for 2004 and $0.1 million for 2005. We may incur additional deferred stock compensation in connection with future options granted.

  In February 2000, we acquired certain assets from Active Tools. The $8.4 million purchase price consisted of $2.9 million in cash and fully vested options to purchase 1.1 million shares of our common stock at an exercise price of $0.50 per share. In addition, we issued warrants to purchase 710,000 shares of common stock at an exercise price of $0.50 per share. In connection with this asset purchase, we recorded $5.7 million of goodwill and $1.5 million of other intangible assets, and also recorded $1.1 million of acquired in-process research and development which was expensed in the first quarter of 2000. Goodwill will be amortized on a straight-line basis over an estimated useful life of seven years, or approximately $0.8 million per annum. Other intangible assets will be amortized also on a straight-line basis over estimated useful lives of three to five years, or approximately $0.3 million per annum.

  In October 2000, we entered into a separation agreement with our founders which is described under the caption "Certain Transactions" appearing elsewhere in this prospectus. Under the separation agreement, we made a payment in the amount of $850,000 to our founders, which will be reflected as an expense in our financial statements in the second half of 2000. We also repurchased shares of our common stock from our founders in October 2000 for approximately $7.5 million, or $3.65 per share. We may also be required to make additional payments and loans to our founders under the terms of the separation agreement.

Results of Operations

  The following table shows the percentage of revenue represented by items reflected on our consolidated statement of operations:

                                         Year Ended            Six Months
                                        December 31,         Ended June 30,
                                     ---------------------   ----------------
                                     1997    1998    1999    1999      2000
                                     -----   -----  ------   -----   --------
Revenue............................. 100.0%  100.0%  100.0%  100.0%     100.0%
Cost of revenue.....................  39.8    39.0    58.1    47.9      106.9
                                     -----   -----  ------   -----   --------
Gross margin........................  60.2    61.0    41.9    52.1       (6.9)
Operating expenses:
  Sales and marketing...............  23.5    15.4    78.9    41.6      485.7
  Research and development..........  14.5     8.8    39.5    21.1      234.8
  General and administrative........  25.1    17.3    64.8    42.8      231.5
  Amortization of deferred stock
   compensation.....................   --      --     51.2     --       105.1
                                     -----   -----  ------   -----   --------
    Total operating expenses........  63.1    41.5   234.4   105.5    1,057.1
                                     -----   -----  ------   -----   --------
Income (loss) from operations.......  (2.9)   19.5  (192.5)  (53.4)  (1,064.0)
Other income (expense):
  Interest income...................   --      0.2     1.4     4.1       41.0
  Other income (expense)............  (5.3)    2.2    (0.4)   (0.3)       1.5
                                     -----   -----  ------   -----   --------
    Other income (expense), net.....  (5.3)    2.4     1.0     3.8       42.5
                                     -----   -----  ------   -----   --------
Income (loss) before income taxes...  (8.2)   21.9  (191.5)  (49.6)  (1,021.5)
Provision for (benefit from) income
 taxes..............................  (5.3)   13.9    (1.3)   (2.0)       --
                                     -----   -----  ------   -----   --------
    Net income (loss)...............  (2.9)%   8.0% (190.2)% (47.6)% (1,021.5)%
                                     =====   =====  ======   =====   ========

Six Months Ended June 30, 1999 and 2000

  Revenue

  Our revenue was $1.8 million for the six months ended June 30, 1999 and $2.9 million for the six months ended June 30, 2000. This increase was due primarily to increased sales of our products in the United States and China. We also began to offer customer service and support in 2000 that provided $125,000 of revenue in the first six months of 2000. Revenue in Japan as a percentage of our total revenue was 97% in the first six months of 1999 and 75% in the same period in 2000. This decline in the percentage of revenues from sales in Japan was due to the introduction and sale of our Internet and enterprise software products outside of Japan in the first six months of 2000.

  Gross Margin

  Gross margin was $0.9 million for the six months ended June 30, 1999 and $(0.2) million for the six months ended June 30, 2000. Gross margin as a percentage of revenue was 52% in the first six months of 1999 and (7)% in the same period in 2000. While gross margin in the first six months of 2000 was down slightly in Japan as compared to the same period of 1999, the significant decrease in our gross margin in the first half of 2000 was the result of negative service and support gross margin as we incurred substantial additional infrastructure expense to build our support, maintenance, consulting and training services organization, as well as negative product gross margin in the United States in the first half of 2000 as a result of an aggressive price discount program in the retail channel. This decrease was offset in part by the favorable impact of a change in our product mix toward enterprise and Internet infrastructure solutions.

  Operating Expenses

  Sales and Marketing. Sales and marketing expense was $0.7 million for the six months ended June 30, 1999 and $14.2 million for the six months ended June 30, 2000. The large increase in 2000 was the result of a net increase in staffing to build our sales and marketing infrastructure. In addition, we had significant increases in advertising, promotions and trade show expenses.

  Research and Development. Research and development expense was $0.4 million for the six months ended June 30, 1999 and $6.9 million for the six months ended June 30, 2000. The large increase in 2000 was the result of an increase in software engineering and development personnel. Research and development expense for the first half of 2000 also included a $1.1 million charge for acquired in-process research and development as a result of our February 2000 acquisition of assets from Active Tools.

  General and Administrative. General and administrative expense was $0.8 million for the six months ended June 30, 1999 and $6.8 million for the six months ended June 30, 2000. The large increase in expense from 1999 to 2000 was principally due to the growth in our support infrastructure.

  Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation was $0.0 for the six months ended June 30, 1999 and $3.1 million for the six months ended June 30, 2000. This amortization was the result of our recognition in 1999 and the first six months of 2000 of deferred stock compensation in the total amount of $22.8 million related to stock option grants to employees and non-employees, which we are amortizing over the vesting period of the options beginning in the second half of 1999.

  Other Income (Expense), Net

  Other income (expense), net consists primarily of interest income, interest expense and foreign exchange gain (loss) and was $66,000 for the six months ended June 30, 1999 and $1.2 million for the six months ended June 30, 2000. The increase in other income from 1999 to 2000 was due to a large increase in interest income, as our average cash balance in the first half of 2000 was much higher than the first half of 1999 due to the receipt of proceeds from the sale of our redeemable convertible preferred stock.

  Provision for Income Taxes

  We had an income tax benefit in the first six months of 1999 of $36,000 and a provision of $1,000 for the comparable period in 2000. We have provided a full valuation allowance to reduce our net deferred tax assets to amounts that are more likely than not to be realized. Accordingly, no significant tax benefit was recorded in the first six months of 1999 and 2000.

Years Ended December 31, 1997, 1998 and 1999

  Revenue

  Our revenue was $1.6 million for 1997, $3.6 million for 1998 and $4.9 million for 1999. The 121% increase from 1997 to 1998 was principally due to the increased sales of our Workstation products in the Japanese market. In addition, we had lower sales in Japan in 1997 due to our transition from selling Linux and non-Linux based software and CD-ROM products to selling Linux and other related products. The 38% increase in revenue from 1998 to 1999 was also due primarily to increased sales of our Workstation products in Japan. Revenue in Japan as a percentage of our total revenue was 67% in 1997, 96% in 1998 and 95% in 1999.

  Gross Margin

  Gross margin was $1.0 million in 1997, $2.2 million in 1998 and $2.1 million in 1999. Gross margin as a percent of revenue was 60% in 1997, 61% in 1998 and 42% in 1999. Gross margin as a percentage of revenue was largely unchanged from 1997 to 1998 due to consistent gross margin as a percentage of revenue in Japan. The decrease in gross margin as a percentage of revenue from 1998 to 1999 was due to negative gross margin as a percentage of revenue in the United States in 1999 due to an aggressive pricing discount program in the retail channel, offset in part by slightly higher gross margin as a percentage of revenue in Japan in 1999.

  Operating Expenses

  Sales and Marketing. Sales and marketing expense was $0.4 million in 1997, $0.5 million in 1998 and $3.9 million in 1999. The large increase in 1999 was the result of increased staffing to build our sales and marketing infrastructure. In addition, we had significant increases in advertising, promotions and trade show expenses in 1999 compared to 1998.

  Research and Development. Research and development expense was $0.2 million in 1997, $0.3 million in 1998 and $1.9 million in 1999. The large increase in 1999 was primarily the result of an increase in software engineering and development personnel.

  General and Administrative. General and administrative expense was $0.4 million in 1997, $0.6 million in 1998 and $3.2 million in 1999. The large increase in expense from 1998 to 1999 was principally due to the growth in support infrastructure, primarily in the United States.

  Amortization of Deferred Stock Compensation. Amortization of deferred stock compensation was $0.0 in 1997, $0 in 1998 and $2.5 million in 1999. This amortization was the result of recognizing deferred compensation of $12.3 million in 1999 related to stock option grants to employees and non-employees, which we are amortizing over the vesting period of the options beginning in the second half of 1999.

  Other Income (Expense), Net

  Other income (expense), net consists primarily of interest income, interest expense and foreign exchange gain (loss) and was $(86,000) in 1997, $84,000 in 1998 and $47,000 in 1999. The increase in other income (expense), net from 1997 to 1998 was due to an increase in net foreign exchange gains. In 1999, the decrease was due to net foreign exchange losses offset in part by increased interest income as our average cash balance in 1999 was higher than 1998 due to the receipt of proceeds from the sale of our redeemable convertible preferred stock.

  Provision for Income Taxes

  Provision for (benefit from) income taxes was $(85,000) in 1997, $495,000 in 1998 and $(66,000) in 1999. The provision in 1998 was due to income taxes on our non-U.S. income. Beginning in 1999, we have provided a full valuation allowance to reduce our net deferred tax assets to amounts that are more likely than not to be realized. Accordingly, no significant tax benefit was recorded in 1999.

Quarterly Results of Operations

  The following table shows our unaudited quarterly statement of operations data for each of the six quarters in the period ended June 30, 2000, as well as this information expressed as a percentage of revenue for the periods. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. This information should be read in conjunction with the financial statements and notes to those statements included elsewhere in this prospectus. These results are not necessarily indicative of results of any future periods.

                                           Three Months Ended
                          --------------------------------------------------------
                          Mar. 31, Jun. 30, Sep. 30,  Dec. 31,  Mar. 31,  Jun. 30,
                            1999     1999     1999      1999      2000      2000
                          -------- -------- --------  --------  --------  --------
                                             (in thousands)
Revenue.................   $1,267   $ 498   $ 1,973   $ 1,201   $    937  $  1,995
Cost of revenue.........      521     325     1,408       618      1,261     1,872
                           ------   -----   -------   -------   --------  --------
Gross margin............      746     173       565       583       (324)      123
Operating expenses:
  Sales and marketing...      262     473     1,346     1,816      6,738     7,504
  Research and
   development..........      158     213       435     1,143      3,546     3,339
  General and
   administrative.......      340     417       544     1,898      3,119     3,669
  Amortization of
   deferred stock
   compensation.........      --      --        120     2,411      1,126     1,956
                           ------   -----   -------   -------   --------  --------
   Total operating
    expenses............      760   1,103     2,445     7,268     14,529    16,468
                           ------   -----   -------   -------   --------  --------
Loss from operations....      (14)   (930)   (1,880)   (6,685)   (14,853)  (16,345)
Other income (expense):
  Interest income.......        9     --         14        46        660       543
  Other income
   (expense)............       33      25       (21)      (59)       (64)      107
                           ------   -----   -------   -------   --------  --------
   Other income
    (expense), net......       42      25        (7)      (13)       596       650
                           ------   -----   -------   -------   --------  --------
Income (loss) before
 income taxes...........       28    (905)   (1,887)   (6,698)   (14,257)  (15,695)
Provision for (benefit
 from) income taxes.....      103    (139)      (26)       (4)       --          1
                           ------   -----   -------   -------   --------  --------
   Net loss.............   $  (75)  $(766)  $(1,861)  $(6,694)  $(14,257) $(15,696)
                           ======   =====   =======   =======   ========  ========

                                           Three Months Ended
                          -----------------------------------------------------------
                          Mar. 31,  Jun. 30,  Sep. 30,  Dec. 31,  Mar. 31,   Jun. 30,
                            1999      1999      1999      1999      2000       2000
                          --------  --------  --------  --------  --------   --------
Revenue.................   100.0 %    100.0 %  100.0 %    100.0 %    100.0 %   100.0 %
Cost of revenue.........    41.1       65.3     71.4       51.5      134.6      93.8
                           -----     ------    -----     ------   --------    ------
Gross margin............    58.9       34.7     28.6       48.5      (34.6)      6.2
Operating expenses:
  Sales and marketing...    20.7       95.0     68.2      151.2      719.1     376.1
  Research and
   development..........    12.5       42.8     22.0       95.1      378.4     167.4
  General and
   administrative.......    26.8       83.7     27.6      158.0      332.9     183.9
  Amortization of
   deferred stock
   compensation.........     --         --       6.1      200.8      120.2      98.1
                           -----     ------    -----     ------   --------    ------
   Total operating
    expenses............    60.0      221.5    123.9      605.1    1,550.6     825.5
                           -----     ------    -----     ------   --------    ------
Loss from operations....    (1.1)    (186.8)   (95.3)    (556.6)  (1,585.2)   (819.3)
Other income (expense):
  Interest income.......     0.7        --       0.7        3.8       70.4      27.2
  Other income
   (expense)............     2.6        5.0     (1.0)      (4.9)      (6.8)      5.4
                           -----     ------    -----     ------   --------    ------
   Other income
    (expense), net......     3.3        5.0     (0.3)      (1.1)      63.6      32.6
                           -----     ------    -----     ------   --------    ------
Income (loss) before
 income taxes...........     2.2     (181.8)   (95.6)    (557.7)  (1,521.6)   (786.7)
Provision for (benefit
 from) income taxes.....     8.1      (27.9)    (1.3)      (0.3)       --        0.1
                           -----     ------    -----     ------   --------    ------
   Net loss.............    (5.9)%   (153.9)%  (94.3)%   (557.4)% (1,521.6)%  (786.8)%
                           =====     ======    =====     ======   ========    ======

Six Quarters Ended June 30, 2000

  Revenue

  Revenue over the four quarters ended December 1999 came predominately from sales of our Workstation products in Japan, while revenue for the first two quarters of 2000 came predominantly from sales of our Workstation and Server products in Japan. Quarterly fluctuations were primarily due to the timing of new product releases. Product sales were typically lower in the quarter preceding the release of a new product and generally increased in the quarter of the new release. In the second quarter of 1999, our revenue declined significantly, largely because we did not have a new product release in Japan. Revenue in the third quarter of 1999 and the second quarter of 2000 increased significantly due to increased revenue in Japan as a result of a new product release. Service revenue was insignificant in this period.

  Gross Margin

  In Japan, gross margin, as a percentage of revenue, was fairly consistent during the six quarters ended June 30, 2000 but fluctuated in absolute dollar terms based upon revenue fluctuations resulting from the timing of our new product releases. Our overall gross margin generally declined (in absolute dollar terms and as a percentage of revenue) over the six quarters primarily as a result of declining gross margin in the United States, which was substantially attributable to an aggressive price discount program in the United States retail channel beginning in the second quarter of 1999. Gross margin declined significantly (in absolute dollar terms and as a percentage of revenue) in the second quarter of 1999, in part because we did not have a new product release in Japan, which significantly reduced revenue, and in part because of the price discount program in the United States retail channel, which caused per unit revenue in the United States to decline while per unit cost of revenue generally remained the same. Gross margin increased in the third quarter of 1999 in absolute dollar terms, substantially due to increased revenue in Japan as result of a new product release, but declined as a percentage of revenue, primarily due to the price discount program in the United States retail channel. Gross margin in the first two quarters of 2000, both in absolute dollar terms and as a percentage of revenue, was substantially lower than during the last two quarters of 1999. This decline was in part due to negative service and support margins in the first two quarters of 2000 as we continued to build our infrastructure for support, maintenance, consulting and training services organization and in part due to our price discount program in the United States retail channel.

  Operating Expenses

  Our total operating expenses increased in each of the last six quarters as we have added employees to our sales and marketing, research and development and administrative organizations. Sales and marketing expenses also grew due to large increases in advertising, promotions and trade show expenses. Research and development costs for the quarter ended March 31, 2000 included a $1.1 million charge for acquired in-process research and development as a result of our acquisition of assets from Active Tools. Operating expenses also increased as the result of the amortization of deferred stock compensation expense, commencing in the second half of 1999. Beginning in the first quarter of 2000, operating expenses further increased due to amortization of intangible assets resulting from our acquisition of assets from Active Tools.

  Other Income (Expense), Net

  Other income (expense), net consists primarily of interest income, interest expense and foreign exchange gain (loss). Other income (expense), net increased substantially during the two quarters ended June 30, 2000 largely due to an increase in interest income, as our average cash balance was much higher as a result of the receipt of proceeds from the sale of our redeemable convertible preferred stock.

  We believe that period to period comparisons of our operating results are not necessarily meaningful. You should not rely on them to predict future performance. The amount and timing of our revenue and expenses may fluctuate significantly in the future as a result of a variety of factors. In addition, our expenses in future periods will include substantial deferred stock compensation expense. We face a number of risks and uncertainties encountered by early stage companies, particularly those in rapidly evolving markets. We may not be able to successfully address these risks and uncertainties due to a number of factors, including those discussed under "Risk Factors" and elsewhere in this prospectus.

Liquidity and Capital Resources

  Until 1999, we financed our operations primarily with cash flow from operations. Beginning in 1999, our business has been funded primarily from proceeds from the sale of our redeemable convertible preferred stock. As of June 30, 2000, we had cash and cash equivalents of $27.0 million, compared to $34.7 million as of December 31, 1999 and $0.6 million as of December 31, 1998. The decrease in cash and cash equivalents from December 31, 1999 to June 30, 2000 was due to increases in our operating expenses, offset in part by $23.4 million of net proceeds received in the quarter ended March 31, 2000 from the issuance of Series B redeemable convertible preferred stock. The $23.4 million was part of $54.5 million of net proceeds raised from sales of our Series B redeemable convertible preferred stock in December 1999 and January 2000. The increase in cash and cash equivalents from December 31, 1998 to December 31, 1999 was primarily due to the receipt of the proceeds from these sales of redeemable convertible preferred stock, offset in part by an increase in our operating expenses.

  Our net cash used in operating activities was $23.8 million for the six months ended June 30, 2000, $2.9 million for 1999 and $0.1 million for 1997, while operating activities provided net cash of $0.4 million in 1998. The cash used during these periods was primarily attributable to net losses in all periods except 1998, in which we had net income of $0.3 million for the year. Cash used in operating activities for the six months ended June 30, 2000 and 1999 was offset in part by amortization of deferred stock compensation of $3.1 million for the six months ended June 30, 2000 and $2.5 million for 1999.

  Our net cash used in investing activities was $6.7 million for the six months ended June 30, 2000, $1.3 million for 1999 and $9,000 for 1998, while investing activities provided net cash of $94,000 in 1997. The cash used during these periods primarily consisted of purchases of property and equipment, as well as the acquisition of assets of Active Tools. In the six months ended June 30, 2000, we acquired assets of Active Tools for an aggregate purchase price of $8.4 million, of which $2.9 million was paid in cash and the remainder was paid through the issuance of warrants and options. In connection with this acquisition, we recorded intangible assets of $7.3 million and $1.1 million of acquired in-process research and development that we expensed in the first quarter of 2000.

  Our net cash provided by financing activities was $22.7 million for the six months ended June 30, 2000, $38.4 million for 1999 and $0.2 million for 1998, while financing activities used cash of $27,000 in 1997. The primary source of cash during the six months ended June 30, 2000 was $23.4 million of net proceeds received as part of our Series B redeemable convertible preferred stock financing. Net cash provided by financing activities in 1999 consisted primarily of $7.4 million of net proceeds provided by the sale of Series A redeemable convertible preferred stock and $31.1 million of net proceeds provided by the sale of Series B redeemable convertible preferred stock.

  In September and October 2000, we sold 8,465,753 additional shares of Series B redeemable convertible preferred stock and received net proceeds of approximately $30.2 million from those sales. We used $7.5 million of the proceeds from this financing to repurchase 2,054,793 shares of common stock from our founders at a purchase price of $3.65 per share.

  As of June 30, 2000, we had no outstanding borrowings.

  In 1999 and in the first six months of year 2000, we substantially increased our operating expenses as we expanded and grew our infrastructure. We believe that the net proceeds from this offering, together with current cash and cash equivalents, will be sufficient to meet our currently anticipated working capital and capital expenditure requirements for at least the next 12 months. However, we expect that in the future we will need to obtain substantial additional financing in order to sustain our operations and execute our business strategy. Moreover, we also may need to raise additional funds during the next 12 months to support more rapid expansion, respond to competitive pressures, acquire businesses or technologies or respond to unanticipated requirements. We cannot assure you that additional funding will be available to us in amounts or on terms acceptable to us, or at all. If sufficient funds are not available or are not available on acceptable terms, our ability to sustain our operations, execute our business strategy, fund our expansion, take advantage of acquisition opportunities, develop or enhance our products or services, or otherwise respond to competitive pressures would be significantly impaired.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In May 1999, SFAS No. 133 was amended to defer its effective date. SFAS No. 133 is effective for Turbolinux in fiscal 2001. Although we have not fully assessed the implications of SFAS No. 133, we do not believe that adoption of this statement will have a material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

  We are exposed to foreign currency fluctuations primarily through our worldwide operations (primarily in Japan and China). This exposure is the result of timing differences between incoming and outgoing cashflows denominated in foreign currencies. We do not use derivative financial instruments to hedge these exposures. A hypothetical 10% change in the foreign currency exchange rates at December 31, 1999 and June 30, 2000 would not have a material impact on our results of operations.

                                    BUSINESS

Overview

  We are a leading provider of open source software solutions and services. We are focused on Linux-based software solutions for Internet and enterprise computing infrastructure, including core infrastructure workstation and server operating systems products and value-added clustering software to manage network traffic and provide peer-to-peer distributed computing capabilities. We also have additional value-added products that include solutions built on top of our server products to combine open source software, our core technologies and leading commercially available software. Our clustering software links computers in a network, enhancing computing capability and providing reliable, available and scalable systems to manage the high volume of computer inquiries which are associated with Internet transactions. Our products can significantly reduce technology integration time and offer value-added solutions for the Internet and business computing needs of our customers. Although we primarily produce Linux software solutions, our products are generally interoperable with other Linux, UNIX and Windows operating systems. We also have expertise in customizing software for different geographic markets, particularly for Asian languages computing.

  We are a leading provider of Linux software in the Asia Pacific geographic market. According to International Data Corporation, or IDC, we were the fastest growing Linux software company based on growth in worldwide units shipped and market share in 1999 compared to 1998. We sell our products through worldwide distribution channels including distributors, value-added resellers, solution providers, original equipment manufacturers and direct electronic sales through our websites.

  We are focused on integrating our software solutions with commercial software and hardware systems and components offerings from leading companies in the computer industry. We have established strategic relationships with many of these companies, including Compaq, Dell, Fujitsu, Hewlett Packard, Hitachi, IBM, Inprise, Intel, NEC, Oracle, Sun Microsystems and Veritas. Our core workstation product is targeted at individual end users, developers and small to medium size businesses and is primarily sold through distributors. Server and value-added clustering products are targeted to Internet and enterprise computing infrastructure markets, including application service providers, Internet service providers, small to medium size businesses and Fortune 2000 companies, and are sold primarily through value-added resellers and system integrators. Prior to 2000, we did not derive revenue from service offerings to our customers. Beginning in 2000, we expanded our services organization to include more extensive support and maintenance, as well as consulting and training services.

  Some of our server and cluster product end-user customers who purchased more than $1,000 of our products since 1999 include, in the United States, the American Red Cross, Birkenstock, Corvis, JP Morgan, National Weather Service, Procter and Gamble, the University of Chicago and Yale University and, in the Asia Pacific region, AMP Henderson Global Investors, DeoDeo, Fujisoft ABC, Huadi Computer, Info-carry, Nippon Timeshare and Twin Communication. Revenue from customers outside the U.S. in 1998, 1999 and the first six months of 2000 accounted for 96%, 97% and 86% of our total revenue during the respective periods.

Industry Background

  Infrastructure Requirements to Meet the Growth of the Internet

  The Internet has evolved into a critical resource for global communications, information sharing and business transactions. This has led to increasing demand for Internet infrastructure products and services in order for companies to be prepared to handle the technical demands of an Internet-centric computing environment. These technology infrastructure demands include the need for reliable, available and scalable systems that offer high-performance computing capabilities and are able to manage a high volume of computing traffic. According to IDC forecasts, organizations will spend an estimated $36.2 billion on Internet infrastructure software in 2003.

  The Trend Toward Open Source

  The proliferation of Internet communication has enabled collaborative software development on a scale never before possible, which we believe has fueled the development of open source software. The term "open source" refers to software with source code that is publicly available and can be read, modified, copied and distributed on the Internet with minimal restrictions. We believe that this access to source code can produce results that an individual developer or even an organization's group of developers could not produce alone. The open source model follows a peer review cycle where programmers and developers worldwide are able to review, modify and improve software source code. We believe that this can enhance software innovation and evolution and produce robust software that is more easily integrated into various computing environments.

  The Growth of Linux

  Linux is a freely available UNIX-like operating system that runs on various hardware architectures including Alpha, Intel x86 and PowerPC platforms. Linux follows the open source model and is a registered trademark of Linus Torvalds, who developed the original core operating system at the University of Helsinki in 1991. IDC has forecast that worldwide shipments of the Linux operating system will grow to over eight million units in 2003 and that growth in worldwide unit shipments of the Linux operating system will outpace growth in worldwide unit shipments of any other major operating system during the period from 1999 through 2003. Furthermore, IDC projects that total sales of Linux software will grow from approximately $182 million in 1999 to more than $12 billion in 2004.

  The open source nature of Linux has led to a robust operating system. Because developers have the ability to add or subtract functionality to tailor the system to specific tasks, Linux is highly flexible and customizable, which facilitates its integration into different computing environments. According to IDC, since 1997, Linux has captured significant market share as an Internet operating system and has been used by enterprises, particularly for certain computing needs such as mail serving, web serving and file and print serving. According to industry research firm D.H. Brown, Linux is capable of becoming a high-volume application standard for both development and deployment in the e-business environment and in specialized computing devices and thin servers.

  The Opportunity for Turbolinux

  As demonstrated by the growing success of open source solutions, we believe that an increasing number of users will continue to seek open source solutions for their Internet infrastructure needs. The computing environment of many organizations includes various types of hardware, software applications and client devices. We believe that, in order to meet increased Internet infrastructure demands, organizations will increasingly seek technology solutions that are capable of adapting to different computing environments and that are reliable, available and scalable. We believe that these solutions will include flexible operating systems for workstations and servers that are generally interoperable with various computing environments and clustering technologies to enhance computing capability and manage computer traffic. We also believe that, as international computing infrastructure demands grow, there will be an increasing need for software solutions that are localized for various geographic markets. In addition, as organizations continue to adopt Linux, the need for high-end Linux-based solutions such as clustering technology may increase.

Our Solution

  We develop Linux-based software solutions for Internet and enterprise computing infrastructure, including reliable, available and scalable operating systems for workstations and servers and software clustering solutions for computing traffic management and peer-to-peer distributed computing. We integrate advanced systems management features, function-specific applications and certain best of breed open source and proprietary tools into our products to meet the computing infrastructure needs of various market segments, including application service providers, Internet service providers, small to medium size businesses and Fortune 2000 companies. We believe the combination of these components provides our customers with the reliability, availability, scalability and performance they need to build mission-critical solutions. Key benefits of our solution include:

    Reliable, Available, Scalable and High-Performance Solutions for the Computing Infrastructure Markets. As a leading provider of Linux clustering software solutions, we offer Turbolinux Cluster Server and EnFuzion to address an organization's need to rapidly scale its computing infrastructure. These products are designed to provide the reliability, availability and scalability necessary for Internet and enterprise computing systems. Turbolinux Cluster Server enables users to cluster multiple Linux, UNIX and Windows web servers so that they perform as one server. Turbolinux Cluster Server allows an organization to link up to twenty-five cluster nodes, or stand alone servers, to handle dynamic server load balancing for high traffic loads. EnFuzion links an organization's existing servers and workstations in a peer-to-peer network to enhance computing capability while eliminating the expensive hardware typically required by competitive solutions.

    Multiple Solutions for the Enterprise. We differentiate ourselves from many other Linux software providers by offering a number of products to meet enterprise computing needs ranging from the end user desktop to high-availability, high-performance computing. Our clustering products generally are interoperable with a number of widely-adopted operating systems, including other Linux operating systems, UNIX and Windows. Our products include Turbolinux Workstation and Turbolinux Server, which are open source operating systems for workstations and servers, and Turbolinux Cluster Server and EnFuzion, which are Linux-based software clustering products that manage network traffic and enhance computing capability through a peer-to-peer network.

    Integrated Solutions. We are focused on integrating our software solutions with commercial software and hardware offerings from established companies in the computer industry such as Compaq, Dell, Fujitsu, Hewlett-Packard, Hitachi, IBM, Inprise, NEC, Oracle, Sun Microsystems and Veritas. This approach can significantly reduce the time and effort our customers must spend to integrate our products into their computing environments and enables us to offer valuable solutions for end users, resellers and other companies. We also seek to enhance our internal support and system integration efforts by working with companies, including value added resellers and leading systems integrators. These arrangements allow us to focus on offering support, technology enhancements and complete Linux solutions to our customers.

    Lower Total Cost of Ownership. We believe we are able to offer our customers lower acquisition and maintenance costs of software applications because we incorporate Linux and other open source software into our products. Linux and other open source software products are typically available on a royalty-free basis. In addition, our products are also developed to be easily customized and capable of adapting to existing computing environments, including other Linux, UNIX and Windows environments, without requiring expensive additional hardware. We believe our lower cost solution significantly expands the set of potential customers that could deploy our clustering products throughout their enterprise.

    Customized Solutions for Geographic Markets. We are an international company with expertise in customizing our products to meet the needs of specific geographic markets. We are a leading Linux software provider in Japan and the Asia Pacific market and were the first Linux software provider to include features that enable us to incorporate Asian language characters in our products, facilitating the adoption and use of our products in the Asia Pacific market.

Our Strategy

  Our goal is to become the leading provider of end to end software products and services for the Internet and enterprise computing infrastructure markets by leveraging Linux and other open source solutions. Key elements of our strategy include:

    Focus on Clustering and Other Enterprise Software Solutions. Our strategy is to maintain and enhance our position as a leading provider of Linux-based software clustering solutions in order to meet the increasing computing infrastructure needs of various computing market segments, including application service providers, Internet service providers, small to medium size businesses and Fortune 2000 companies. Our solutions integrate network systems management features, function-specific applications and certain best of breed open source and proprietary tools. Our products address an organization's needs for manageable, configurable and off-the-shelf solutions that provide high-availability and high-performance computing capability. We expect to continue to add additional features and functionality to our clustering solutions. In March 2000 we established TurboLabs, an advanced computing laboratory based in Santa Fe, New Mexico, with developers focused on clustering systems, peer-to-peer distributed computing, network management, systems management, storage and file data synchronization.

    Leverage International Presence and Market Position. Our strategy is to leverage our international presence and market position. We currently have expertise in customized software for specific geographic markets, particularly for the Asia Pacific market, including Japan, The People's Republic of China, Hong Kong, Taiwan and South Korea. We believe that this makes us an attractive partner for leading U.S. and global hardware and software companies. We have a number of offices worldwide and plan to expand our international presence to meet anticipated worldwide demand for Linux solutions for Internet and enterprise computing infrastructure. A key part of our international strategy is to partner with leading solution providers in various geographic regions and to build on their existing distribution channels. We believe our expertise in localized solutions will help facilitate our international growth.

    Continue to Integrate the Leading Open Source and Commercial
  Software. Our business model is to provide solutions that integrate open source and commercially available software. We believe this model will facilitate the adoption of our products by providing solutions that are easier to use because they can be readily integrated into other Linux, UNIX and Windows computing environments, allowing our customers to leverage their existing computing systems. Although we primarily develop Linux software products, we develop our clustering products to be generally interoperable with widely-adopted operating systems. Many enterprises have legacy products installed within the framework of their computing infrastructure network. We recognize that while there are available open source solutions for certain applications, many software applications and tools such as IBM DB2 and Oracle8i are commercially sold and not available as open source software. We plan to continue to not only develop our products to be compatible with other Linux, UNIX and Windows environments, but to also integrate and optimize third-party software such as IBM DB2 for deployment over the Turbolinux platform.

    Work to Extend Strategic Relationships with Industry Leaders to Provide Turbolinux Solutions. We intend to leverage our existing relationships with technology companies and to build new relationships in the commercial and open source software communities. We plan to promote our brand, distribute our products and utilize our strategic relationships in an effort to increase sales. We intend to add value to their solutions by providing them with software tools, products, engineering resources, training and support. We believe this strategy will provide these companies with the necessary incentive to allow us to leverage their distribution channels and relationships. We currently have strategic relationships with a number of established vendors of hardware systems and components, software and services, including:

   Hardware Systems
   and Components            Software                        Services
   ----------------          --------                        --------
   .Compaq                   .IBM                            .Compaq
   .Dell                     .Inprise                        .CTC
   .Fujitsu                  .NEC                            .Fujitsu (Fujisoft ABC)
   .Hewlett-Packard          .Oracle                         .Hewlett Packard
   .Hitachi                  .Sun Microsystems               .IBM
   .IBM                      .Veritas                        .Mission Critical Linux
   .Intel                                                    .Otsuka Shokai

    Continue to Build Turbolinux Brand Leadership. We believe that growing and maintaining our brand awareness across vertical and geographic markets is important to our continued success. Promoting and positioning our brand on a global scale to the open source and commercial computing communities is an important part in our strategic plan. We intend to promote and increase our brand awareness through co-branding and co-marketing efforts, print and on-line advertising campaigns, our university and education outreach program and our websites. Through these efforts, we will seek to inform our targeted customer groups of our recognition and success in the Internet and enterprise computing infrastructure markets, thereby identifying the Turbolinux brand with quality and reliable and scalable performance.

Products

  We develop Linux-based software solutions for Internet and enterprise computing infrastructure. Our solutions include core infrastructure workstation and server operating systems products and value-added clustering software to manage network traffic and to provide peer-to-peer distributed computing capabilities. We also have additional value-added products that include solutions built on top of our server product to combine open source software, our core technologies and leading commercially available software.

  Our core infrastructure products, Turbolinux Workstation and Turbolinux Server, include productivity tools and backend server solutions. Our load-balancing, traffic management clustering product, Turbolinux Cluster Server, is a leader in Linux high-end clustering. It enables multiple computers to work together, providing our customers with an economical way to construct reliable, available and scalable computing environments. Our peer-to-peer distributed computing product, EnFuzion, is designed to support large-scale computing projects on multiple networked workstations, PCs and servers, to cost-effectively solve processing intensive computing problems by leveraging a customer's existing hardware.

  We build products that can be customized for specific geographic markets. Our Turbolinux Workstation and Turbolinux Server products have been customized for Asian and European languages. We are a leader in providing Linux software that enables the use of Asian language characters in our software.

  The following table provides a summary description of our current products and some of their features and benefits:

           Product                                                Features & Benefits
-------------------------------------------------------------------------------------------------------------------------
  Core Infrastructure
-------------------------------------------------------------------------------------------------------------------------
  Turbolinux Workstation      .  Linux operating system for workstations
                              .  Bundled with leading 3rd party productivity applications (geographically differentiated)
                              .  Available in English, Japanese, Chinese, German, Spanish, French, Italian and Portuguese
-------------------------------------------------------------------------------------------------------------------------
  Turbolinux Server           .  Linux operating system for servers
                              .  Bundled with leading 3rd party enterprise applications
                              .  Can be configured as a web, mail, file or firewall server
                              .  Available in English, Japanese, Chinese, German, Spanish, French, Italian and Portuguese
-------------------------------------------------------------------------------------------------------------------------
  Turbolinux OS for Alpha     .  Turbolinux 64-bit Linux OS for Alpha
-------------------------------------------------------------------------------------------------------------------------
  Value-Added Infrastructure
-------------------------------------------------------------------------------------------------------------------------
  Turbolinux Cluster Server   .  Load balancing and traffic management software
                              .  Designed to support up to 25 cluster nodes
                              .  Simultaneously integrates Linux, UNIX and Windows network environments
                              .  Allows integration of commodity components to a network
                              .  Significantly lower price point than many competing UNIX solutions
                              .  Fault tolerant, high-performance clustering software
-------------------------------------------------------------------------------------------------------------------------
  EnFuzion                    .  Peer-to-peer distributed computing solution
                              .  Fault tolerant and highly available
                              .  Uses existing networks for processing intensive calculations and transactions
                              .  Designed to support unlimited nodes
                              .  Simultaneously integrates into Linux, UNIX, and Windows NT network environments
-------------------------------------------------------------------------------------------------------------------------
  Turbolinux DataServer with
  IBM DB2                     .  Turbolinux data server bundled with and optimized for IBM DB2
-------------------------------------------------------------------------------------------------------------------------
  Turbolinux DataServer       .  Turbolinux data server optimized for use with Oracle8i
  Optimized for Oracle8i


  Core Infrastructure Products

  Our product offerings include core open source operating systems software for workstations and servers. Our Turbolinux Workstation product is primarily targeted to end users, developers and small to medium size businesses. Our Turbolinux Server product is primarily targeted to application service providers, Internet service providers, small to medium size businesses and Fortune 2000 companies for use in applications such as file, print and web serving. Our Turbolinux OS for Alpha is primarily targeted to developers and administrators of Compaq's Alpha Systems.

  Turbolinux Workstation. Turbolinux Workstation is our product offering for Linux on the desktop. We developed this product for Internet access, office productivity, software application development and server access. The product's features are provided through pre-configured workstation systems. Turbolinux Workstation provides end users with a powerful productivity workstation including StarOffice from Sun Microsystems, which features Microsoft Office compatibility and Netscape's web browser. Turbolinux Workstation also provides developers with a broad suite of robust development tools and libraries with which to write application software.

  Turbolinux Server. Turbolinux Server is designed as a backend server to meet enterprise computing needs and incorporates leading third-party commercial software applications. Turbolinux Server delivers eCommerce solutions to help users build the infrastructure needed to conduct business on the web.

  Our server product is built on open source software with backend server solutions for security, connectivity and availability. Server security is enhanced through pre-configured installation options for firewall, mail and web applications. Network connectivity tools are also included to integrate a server into an organization's computing infrastructure environment. Commercial backup and storage software is incorporated in Turbolinux Server to ensure that a server environment is protected and easily re-installed during planned maintenance. We also have incorporated web interfaces to simplify firewall administration.

  Turbolinux OS for Alpha. Turbolinux OS for Alpha is a 64-bit Linux operating system designed for processing intensive tasks and is optimized for Compaq's Alpha systems hardware. This product includes an eCommerce developer's tool kit that contains tools to allow users to write or customize web-based applications. Turbolinux OS for Alpha also includes graphical tools that reduce setup and configuration times and also includes Apache, Sendmail, FTP and server applications.

  Examples of some of the key components contained in our Turbolinux Workstation and Turbolinux Server and Turbolinux OS for Alpha products include:

     Function                              Open Source Components
     --------                              ----------------------
     Web server..........................  Apache
     Graphical desktop...................  GNOME & KDE
     Operating system....................  Linux Kernel
     Web browser.........................  Netscape Communicator
     Email routing software..............  Sendmail
     Function                              Commercial Components
     --------                              ---------------------
     Cross platform graphical viewer.....  Adobe Acrobat Reader, XV, Ghostview
     Backup and restore..................  EST BRU
     Java development kits...............  IBM, SUN, Borland Components
     eCommerce functionality.............  Open Merchant & Tallyman
     Sound card drivers..................  Open Sound System
     Secure web server...................  RSA Security software
     Office application suite............  StarOffice & Applixware
     Hard-drive partitioning.............  System Commander
     Pre-configured system...............  Turbolinux Installer options
     Database............................  IBM DB2 Specialized Server, Oracle8i
     Allows multiple operating systems to  VMWare
      run concurrently...................

                                                      International Commercial
     Function                                         Components
     --------                                         ------------------------
     Chinese characters.............................. Huan-Tian type fonts
     Japanese input system........................... JustSystem ATOK, Omron Wnn
     Japanese/English translator..................... Omron Honyaku-Damashii
     Japanese fonts.................................. Ryobi fonts
     Security and encryption......................... Open SSL

  Value-Added Infrastructure Products

  Our product offerings also include value-added software solutions which combine open source software, our core technologies and leading commercially available software. These products currently include clustering software that provides computer traffic management through our Turbolinux Cluster Server product and peer-to-peer distributed computing capabilities through our EnFuzion product. Additional products targeting database performance include Turbolinux DataServer Optimized for Oracle8i and Turbolinux DataServer with IBM DB2 Universal Database. These products are primarily targeted to application service providers, Internet service providers, small to medium size businesses and Fortune 2000 companies for conducting business on the Internet.

  Turbolinux Cluster Server. Turbolinux Cluster Server is a value-added load balancing clustering solution for mission critical Internet and enterprise computing infrastructure that requires reliability, availability and scalability. We have designed this product to provide advanced technologies and features in a way that removes much of the traditional complexity associated with computer clustering. Turbolinux Cluster Server includes management tools that may be accessed either from a console, a graphical user interface or over the web. In addition to Turbolinux Cluster Server's technical benefits, it enables the construction of reliable, available and scalable networks based on low cost commodity components, including standard PC systems and off-the-shelf applications. Turbolinux Cluster Server is built on a technology base that allows each system within a cluster of servers to function as a single unit. This provides a reliable and easy to manage platform that can grow to meet a customer's performance needs. We believe that Turbolinux Cluster Server can enhance the accessibility and responsiveness of our customer's web, eCommerce, email and other Internet services.

  Turbolinux Cluster Server is priced to enable affordable clustering and can be used with a variety of operating systems and applications, including other Linux, UNIX and Windows computing environments. Turbolinux Cluster Server does not require special hardware or software to gain the benefits of its clustering technologies. As a result, Turbolinux Cluster Server allows our customers to leverage their existing computing infrastructure investments by continuing to use their existing hardware and software solutions.

  EnFuzion. EnFuzion is a value-added software solution designed to support large-scale distributed computing projects on clusters of workstations, PCs and servers as a distributed peer-to-peer network. EnFuzion allows a customer to replace a single extremely fast computer with a larger number of inexpensive slower computers, providing less expensive high-performance computing capability. Rather than executing each job sequentially on one fast and expensive computer, calculations are run in parallel on multiple inexpensive computers. EnFuzion can address problems in a wide range of industries, including financial services, biotechnology, oil and gas exploration, broadband equipment and network design and testing, data mining and Internet traffic analysis.

  EnFuzion is intended to provide an economical solution that allows customers to leverage existing systems such as Linux, UNIX and Windows. EnFuzion does not require dedicated hardware because it is designed to use idle computers that are already deployed in a customer's computing infrastructure. EnFuzion can be customized to work with many existing applications and is designed to require minimal new application development or systems administration. In addition, an application program interface facilitates the integration of EnFuzion with third-party products.

  Turbolinux DataServer Optimized for Oracle8i. Turbolinux DataServer Optimized for Oracle8i is engineered as a database server for workgroups and as an application deployment platform. Turbolinux DataServer Optimized for Oracle8i offers affordable and reliable e-business infrastructure for business-to-business providers. We believe it is particularly well suited for small and medium-sized companies and workgroups within large companies.

  Turbolinux DataServer Optimized for Oracle8i is tested and supported by Oracle and Turbolinux to ensure a stable and reliable database. Turbolinux DataServer Optimized for Oracle8i is designed for quick installation and is optimized for performance on Linux. This product features an open source Linux kernel and system-level optimizations for running processing intensive applications.

  Turbolinux DataServer with IBM DB2 Universal Database. We believe that Turbolinux DataServer with IBM DB2 Universal database is a leading multimedia, web-ready relational database management system integrated with an optimized Linux operating system. It is designed to meet the demands of large corporations and is flexible enough to serve small and medium size businesses.

  Turbolinux DataServer with IBM DB2 Universal Database gives five concurrent users access to the database and unlimited access to the Turbolinux DataServer operating system. It also provides organizations with a robust tool for the collection, consolidation and analysis of data stored in numerous databases and data warehouses. Turbolinux DataServer with IBM DB2 Universal Database is designed to make it faster and easier to build and deploy business intelligence, enterprise resource planning, customer relationship management, eCommerce and integrated document applications.

Services

  Customer Support. Customers who purchase Turbolinux workstation and server products are entitled to 60 days free email installation support. Customers who purchase Turbolinux Cluster Server, Turbolinux DataServer Optimized for Oracle8i, Turbolinux DataServer with IBM DB2 Universal Database and Turbolinux OS for Alpha receive 60 days of free email and telephone installation support. We provide 90 days of free email and telephone installation support for EnFuzion.

  As part of our effort to maximize customer satisfaction, we have outsourced email support for our workstation and server products to Multi-User Solutions, a company which provides frontline call support. In addition, we have been building our own support call center to support value-added resellers, solution providers and original equipment manufacturers. While our current strategy has been to provide free email and telephone support to our customers related to product installation, we are in the process of designing professional and consulting services programs to augment our current technical support services.

  Service Relationships. We currently have service relationships with some of the industry's leading computer companies such as Compaq, CTC, Fujitsu (Fujisoft ABC), Hewlett

Packard, IBM, Mission Critical Linux and Otsuka Shokai. These companies work with current and potential Turbolinux customers to inspect networks for compatibility while helping to install our clustering products. Other companies with which we have service relationships have agreed to provide support for their hardware running Turbolinux products and to provide end to end support.

  Engineering Services. We currently have engineering services agreements with leading hardware and software original equipment manufacturers, including IBM and Compaq, where we provide custom engineering and product optimization, IA64 development, and computing platform development.

  Training and Education. We provide courses on the Linux operating system and Turbolinux products. Our programs are designed for Turbolinux customers, consultants, value- added resellers, application service providers, Internet service providers, systems administration professionals and anyone else interested in learning more about Linux. Our education goal is to accelerate the adoption of Linux by enterprises. Our custom on-site and web based training courses prepare trainees for the Linux Professional Institute Certification Exams.

Customers

  Our core workstation product is targeted to individual end users, application developers and small to medium size businesses and is sold primarily through distributors, including Canon Sales, Catena, ComputerWave, Frank Kasper, Ingram Micro, Merisel, Navarre and SOFTBANK Commerce. Our server and value-added clustering products are targeted to the Internet and enterprise computing infrastructure markets, including application service providers, Internet service providers, small to medium size businesses and Fortune 2000 companies, and are sold primarily through value-added resellers and system integrators complemented with a direct sales team in the United States. Some server and cluster product end customers who purchased more than $1,000 of our products since 1999 include:

     .American Red Cross              .JP Morgan
     .AMP Henderson Global Investors  .National Weather Service
     .Birkenstock                     .Nippon Timeshare
     .Corvis                          .Procter & Gamble
     .DeoDeo                          .Twin Communication
     .Fujisoft ABC                    .University of Chicago
     .Huadi Computer                  .Yale University
     .Info-carry

Customer Case Studies

  Turbolinux Server

  DeoDeo. DeoDeo, a large Japanese consumer electronics appliance retailer, needed a flexible eCommerce solution that was robust enough to host an Oracle8i database. DeoDeo advised us that it chose a Turbolinux and Java solution in part because it cost them substantially less than a proprietary UNIX-based solution. DeoDeo runs its web commerce site on a group of five IBM Netfinity 5000 servers and a sixth Netfinity 5000 for systems administration located off-site. According to DeoDeo, Turbolinux Server was selected for its stability and flexibility, while Turbolinux was chosen because of its support system and eCommerce experience.

  Fujisoft ABC Inc. Fujisoft ABC Inc., a leading Japanese systems integrator, needed an enterprise resource planning system for payroll to replace its PC-based salary accounting system. Fujisoft ABC indicated that it selected Turbolinux Server based on its reputation as an enterprise-class solution and its ability to use its existing Compaq Proliant servers, which come configured with the redundant data backup technology that it wanted to incorporate in the new payroll system. Oracle Workgroup Server for Linux, version 8.0.5, was selected as the database and Windows 98 for the clients. According to Fujisoft ABC, the Turbolinux hosted system calculated Fujisoft ABC's employee salary payments considerably faster than the PC-based predecessor.

  Info-carry. Info-carry, a large Japanese online automobile auction site, wanted to expand its service beyond the desktop to tap the Internet via "i-mode" wireless Internet telephones from NTT DoCoMo, a leading telecommunications provider in Japan. The project required building an eCommerce website specially formatted to accommodate the small LCD screens of the i-mode telephones. Info-carry hired a Tokyo-based web production company, Cool-site to deploy Linux, UNIX or Windows alternatives as a backend server solution. For the i-mode project, Cool-site loaded Turbolinux onto Dell servers with an Oracle8i database as the backend.

  Turbolinux Cluster Server

  Birkenstock. Birkenstock, the North American distributor of Birkenstock Footwear, recently moved its website and eCommerce engine to run Turbolinux Cluster Server to balance traffic across multiple systems in a computer cluster. The cluster configuration consists of five machines: two cluster managers, two web servers and a database server. According to Deluxe Digital Media, Inc., the Birkenstock web strategy consultant, Birkenstock chose Turbolinux Cluster Server because of its fault tolerance capabilities, Internet traffic load balancing, and scalable architecture. Birkenstock can purchase and add cluster licenses to the network as its traffic increases.

  EnFuzion

  AMP Henderson Global Investors. AMP Henderson Global Investors, a leading Australian investment management company, uses artificial intelligence and computational finance for decision support and trend forecasting. According to AMP Henderson Global Investors, it had outgrown its available computing resources and sought a solution that could take advantage of idle Windows workstations. EnFuzion offered AMP Henderson Global Investors an affordable solution for turning its idle NT workstations into a distributed high-performance computer cluster. According to AMP, EnFuzion allowed it to run a financial model in a week that had previously required several months on a supercomputer.

  JP Morgan & Co., Inc. JP Morgan, a leading financial services institution, deployed EnFuzion to upgrade its legacy risk management modeling system and integrate over 50 servers and 300 workstations, taking advantage of idle processing cycles across the network.

  Yale University. Yale University's Department of Computer Science is using EnFuzion to enable several high performance, parametric applications to take advantage of several clusters in the department as well as idle processing cycles from participating desktop PCs. According to Yale, the resulting parallel applications will make computational science and engineering a practical alternative for both students and researchers. As part of this effort, researchers at Yale have advised us that they intend to explore the integration of EnFuzion with other technologies to enhance its functionality and dynamic load balancing capabilities.

Strategic Relationships and Open Source Community Involvement

  In an effort to gain industry support and acceptance of our products while increasing the market for open source software, we have established strategic relationships with a number of companies, many of whom are global industry leaders in hardware systems and components, software and related services. These relationships primarily focus on present and future product integration, original equipment manufacturing, joint technology development, support services, distribution, joint marketing, co-branding and revenue-generating initiatives such as product bundling. Our objectives in entering into these relationships include:

  . providing complete solutions through the integration of our software with industry leading hardware and software technologies;

  . supplying our customers with a comprehensive array of support services vendors from which to choose;

  . utilizing the sales and distribution strengths of companies with which we have strategic relationships in order to gain greater access to enterprise sales channels and strengthen our brand;

  . ensuring that we certify and optimize our products for third-party hardware and software technologies; and

  . supporting the development efforts of companies with which we have strategic relationships to ensure their commitment to our products and customers.

  The following is a list of our strategic relationships in the computer hardware systems and components, software and services industries:

   Hardware Systems
   and Components                 Software                       Services
   ----------------               --------                       --------
   .Compaq                        .IBM                           .Compaq
   .Dell                          .Inprise                       .CTC
   .Fujitsu                       .NEC                           .Fujitsu (Fujisoft ABC)
   .Hewlett-Packard               .Oracle                        .Hewlett Packard
   .Hitachi                       .Sun Microsystems              .IBM
   .IBM                           .Veritas                       .Mission Critical Linux
   .Intel                                                        .Otsuka Shokai

  We work closely with a number of vendors on joint technology development and marketing. A team of our engineers works with enterprise software vendors to certify these vendors' products and to create functionality-specific software applications. For example, we have an arrangement with IBM to bundle our Turbolinux server with IBM's DB2. In addition, several Turbolinux engineers work onsite at Oracle to certify and optimize Oracle products to work with our Turbolinux Server product, and we cooperate with Oracle on sales and marketing initiatives. In China, we are partnering with Oracle to jointly pursue enterprise markets with cross-channel sales efforts.

  We pursue an original equipment manufacturer, or OEM, strategy focused on pre-installing our value-added infrastructure products. Our OEM agreements generally grant licenses to the OEMs to include our products with their own products in exchange for royalty payments to us. We currently have OEM pre-install agreements with Dell and Hewlett-Packard.

  We also participate as a member of several industry standard and open source initiatives including:

  . Linux Professional Institute, an independent organization dedicated to the establishment of professional certification standards for Linux professionals;

  . Linux Standards Base, a Linux community initiative developing standards to increase compatibility among Linux solutions enabling software applications to run on compliant Linux systems;

  . Linux International, a Linux community initiative promoting the development and ease of use of Linux and how it will benefit businesses and personal users;

  . Linux International Initiative, an independent organization focused on the internationalization of a core set of application protocol interfaces and components of Linux solutions in order to achieve a common Linux platform;

  . Linux SNA (Systems Network Architecture) initiative, a Turbolinux funded and sponsored project developing kernel patches, tools and features to support SNA, a reliable enterprise and peer-to-peer communications network that automates important transactions;

  . Linux Kernel Crash Dumps, an open source initiative founded with the goal of improving support capabilities for system failures by creating a set of tools and kernel code to perform system crash dumps upon kernel failure; and

  . Extreme Linux, an open source initiative involved in building clusters of computers for peer-to-peer distributed computing.

Sales, Marketing and Distribution

  We sell our products and services through worldwide distribution channels that include value-added resellers, solution providers such as system integrators, original equipment manufacturers, distributors and direct electronic sales through our website. Our sales efforts have focused on building a global sales pipeline to reach our targeted customers.

  Beginning in 1997, the majority of our revenue has been generated by sales of our Turbolinux Workstation product through distributors. As of September 30, 2000, we had 92 distributors worldwide who purchase directly from us. We believe more than 7,000 retailers worldwide purchase our products through these distributors. Our efforts in the retail channel were historically focused on driving volume to increase retail market share and augment visibility at the end user level. Our retail sales have largely been driven by pricing strategies, rebates and demand creation through channel promotions. Some of our principal distributors include Canon Sales, Catena, Computer Associates Japan, ComputerWave, CTC, Frank Kasper, Ingram Micro, Merisel, Navarre, NTT-ME and SOFTBANK Commerce. For the year ended December 31, 1999, SOFTBANK Commerce and ComputerWave accounted for 35% and 26% of our total revenue and these two customers accounted for 29% and 16% of our total revenue for the six months ended June 30, 2000, respectively. Our direct sales are done primarily through our website. End users are able to electronically purchase all of our products at the full list price. Our web sales are currently handled on consignment by Digital River. Prior to December of 1999, we directly handled all web sales. Prior to third quarter 1999, web sales represented the majority of our United States shipments.

  Our enterprise sales team is targeting value-added resellers, solution providers such as system integrators and original equipment manufacturers to obtain market penetration for our value-added Linux solutions for Internet and enterprise computing infrastructure. Our sales efforts are directed at maintaining and extending relationships with solution providers that target small to medium businesses and corporate end users. We provide value-added resellers and other solution providers with support, training and a corporate end user lead generation program. Our sales strategy is to increase the number of solution provider accounts in addition to our existing accounts with Cnetics Technologies, EBIZ Enterprises (LinuxStore), GE Capital ITS, Mission Critical Linux, Open Source Group, PC Guru and Scientific Computing.

  We also are directing marketing efforts to lead generation and brand awareness through joint marketing and co-branding relationships with various hardware systems and components and software vendors including Compaq, Dell, IBM, Intel, NEC, Oracle and Sun Microsystems and through participation in print and online advertising, public relations campaigns, industry trade shows, technology seminars, channel sales programs, retail promotions, education programs and promotion of our products and services through our websites, including online tradeshows. Recently, we have developed a program with selected universities to distribute and eventually sell our products to both campus stores and university departments. This campaign is intended to educate students and faculty about Linux in addition to providing additional direct revenue opportunities.

Competition

  The Linux operating system, Internet and enterprise computing infrastructure and clustering solutions markets are highly competitive, characterized by rapid technological change and significantly affected by new product innovations. We expect competition to intensify further as this market evolves. Currently, we face competition from a large number of operating systems vendors. International Data Corporation reports that there are over 100 commercially available distributions of the Linux operating system. Additional competition includes non-Linux operating system vendors, technical support organizations and consulting and professional services organizations. Our competition in the high-performance and clustering solutions market tends to be large established companies as well as younger but quickly moving companies focused on high-availability and performance for e-business applications.

  Competing companies in the Linux operating system market include Red Hat, Caldera, SuSE and Corel. Some of our competitors have a stronger brand name, larger and more cohesive distribution and partner channels and a larger installed customer base. Furthermore, due to the open source licensing model under which Linux is distributed, any individual or organization can freely download the Linux kernel or other open source packages from the Internet and package and distribute this software as their own version of the Linux operating system. Also, larger, more established companies could easily produce competing versions of Linux. In particular, distributors of UNIX operating systems could leverage their existing service organizations for a Linux distribution because of the common UNIX and Linux features. Certain of these companies, such as Sun Microsystems, have indicated an interest in creating Linux products. The Linux operating system market in which we compete, therefore, exhibits minimal barriers to entry.

  At the enterprise level, we encounter competition within the broader operating system market. The companies in this space include IBM, Microsoft, Sun Microsystems and Novell, all of which offer hardware-independent multi-user operating systems for Intel based platforms. In addition, AT&T, Compaq, Hewlett-Packard, IBM, Olivetti, Sun Microsystems and Unisys each offers its own version of the UNIX operating system. Many of our competitors in this space enjoy significantly greater financial resources, a broader range of products, larger development staffs and more extensive marketing and distribution capabilities.

  In the clustering solutions markets, we primarily compete with a limited number of well-established companies including SGI, Sun Microsystems and Veritas. These competitors enjoy superior brand recognition, broader product offerings, more robust sales and marketing resources and larger development and engineering staffs. Competitors in this space also include newer companies such as Resonate and F5 Networks, which focus specifically on high-availability solutions for eCommerce.

  We believe the following are among the key factors that affect our competitive landscape:

  .  product performance, functionality and price;

  .  application availability;

  .  ease of use;

  .  networking capability;

  .  breadth of hardware compatibility;

  .  quality of support and customer services;

  .  distribution strength;

  .  strength of strategic relationships;

  .  brand awareness; and

  .  market receptivity.

Software Engineering and Development

  We have invested, and intend to continue to invest, significant resources in product development. Our software development organization is responsible for product architecture, core technology, product testing and quality assurance, product user documentation and expansion of the ability of Turbolinux products to operate with the leading hardware platforms and enterprise applications.

  We utilize a tailored approach to developing our products, having created Turbolinux Workstation and Turbolinux Server as customized products. By segmenting our products into the open source core workstation and server lines and our value-added lines, we are able to leverage the ability to customize Linux to deliver tailored solutions.

  We seek to deliver high quality products to meet Internet and business computing infrastructure needs through innovative integration of best of breed solutions, including both the leading open source and proprietary software. Our engineers have worked to build an enterprise focus into our product installation tools, allowing enterprise wide deployment. We have also focused on building advanced management tools for configuration management and various controls and monitors in an effort to reduce administrative costs. We believe cluster technology is important in today's markets and have focused on delivering scalable clustering technology for server appliances, application service providers and Internet service providers.

  Our clustering products inter-operate with Linux, UNIX and Windows. In addition, reliability, availability, scalability and performance are key considerations in our software design process. Due to the global nature of enterprise level software solutions, we also concentrate on delivering customized software for different geographic markets, particularly software customized for Asian language computing, unifying language support across each product line.

  We currently have development teams in China, Japan, Slovenia and the United States and have recruited development talent from Hewlett-Packard, Novell, SCO, SGI, Sun Microsystems and other leading enterprise software companies. In March 2000, we established TurboLabs, an advanced computing laboratory based in Santa Fe, New Mexico, with developers focused on clustering systems, peer-to-peer distributed computing, network management, systems management, storage and file data synchronization.

Intellectual Property

  Certain core infrastructure products we provide, including the Turbolinux Workstation and Turbolinux Server, are made available under the GNU General Public License and similar licenses which generally allow any person or organization to copy, modify and distribute software. Accordingly, because these products are open source and we do not own copyrights for their source code, we rely on trademarks utilized with these products as important intellectual property. We currently own the registered trademark for Turbolinux in the United States and Japan and have applications pending in several international jurisdictions. We also have filed trademark applications in the United States for our EnFuzion product and for TurboLabs. Our trademark application in Korea was denied based on a prior registration for Turbolinux owned by a third party and this denial is currently on appeal. In addition, we own various registered design marks in the United States. However, we do not own the Linux trademark and, therefore, may be prohibited from using the Linux name in some jurisdictions. In addition, because we do not control the use of the Linux name or trademark by others, use of the name by others could lead to confusion about the source, quality, reputation and dependability of the Linux operating system in general, which could negatively affect markets for our products.

  We also license or own copyrights for certain third-party software products and for value-added products we develop, such as our Turbolinux Cluster Server product and EnFuzion product. We further rely on various trade secrets. We generally regulate access to and distribution of our documentation and other proprietary information. Despite our efforts to protect our proprietary intellectual property rights, unauthorized third parties may attempt to misappropriate our intellectual property rights. The laws of some foreign jurisdictions do not protect our rights to the same extent as the laws of the United States. In addition, policing unauthorized use of our intellectual property rights is difficult, expensive and time consuming. The loss of any material trademark or tradename could have a significant negative effect on our business.

  We do not believe that our products infringe any material rights of third parties. However, our products are comprised of many distinct software components developed by many independent parties who may in the future assert infringement claims against us, which could result in costly litigation or require us to obtain a license to use such rights.

Employees

  As of September 30, 2000, we had 253 full time employees, including 95 in sales and marketing, 89 in software engineering, 28 in customer service and support, and 41 in administration, finance, and operations. Our future success will depend highly on our ability to attract, retain, and motivate highly qualified technical and management personnel, for whom competition is intense. We employ independent contractors to support our professional services, product development, sales, marketing and business development organizations. None of our employees is subject to a collective bargaining agreement and we believe our relations with our employees are good.

Facilities

  Our headquarters are located near San Francisco in Brisbane, California, where we recently entered into a lease for approximately 50,026 square feet. This new lease will expire in February 2008. We also lease approximately 5,010 square feet and sublease approximately 13,381 square feet in Brisbane, California, both of which will expire on October 31, 2000. We also lease 2,048 square feet near Salt Lake City, Utah under a lease that expires in March 2003 and 6,137 square feet in Santa Fe, New Mexico under a lease that expires in June 2005. The amount of space listed for each of these leases is an approximation.

  We also lease office space internationally. These leases include 160 square meters in Buenos Aires, Argentina under a lease that expires in January 2003; 170 square meters in Sydney, Australia under a lease that expires in July 2003; 925 square meters in Beijing, China under a lease that expires September 2002; 423 square meters in Seoul, Korea under a lease that expires in December 2000; 755 square meters in Hamburg, Germany under a lease that expires in March 2005; 1,539 square feet in Wanchai, Hong Kong under a lease that expires in March 2002; 707 square meters in Tokyo, Japan under a lease that expires in February 2002; and 725 square meters in Tokyo, Japan under a lease that expires in October 2001. The amount of space listed for each of these leases is an approximation. In addition, we lease a corporate apartment in Tokyo, Japan.

  We believe that our leases meet our current needs at our various international offices but we expect that we will require additional space overseas within the next 12 months, and that suitable additional space will be available on commercially reasonable terms, although we cannot assure you in this regard. We do not own any real estate.

Legal Proceedings

  Although we are not currently a party to any material litigation, we may from time to time become involved in litigation, including litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                                   MANAGEMENT

Executive Officers and Directors

  The names, ages, and positions of our current executive officers and directors as of October 15, 2000, are as follows:

Name                     Age Position
----                     --- --------
T. Paul Thomas..........  40 Chief Executive Officer, President and Chairman of the Board
Robert P. Bowe..........  52 Chief Financial Officer
Ly-Huong T. Pham........  41 Executive Vice President, Worldwide Development
Michael Duffy...........  49 Senior Vice President, Sales and Services
Gerald Greenberg........  59 Senior Vice President, Worldwide Marketing
Kuniteru Kojima.........  49 President, Turbolinux Japan, K.K.
Ashok Pandey............  44 General Manager and President, Turbolinux Asia Pacific
Rok Sosic...............  40 Chief Technology Officer
John Chen...............  44 Director
Gordon Eubanks Jr.......  52 Director
Andrew S. Rappaport.....  43 Director

Executive Officers

  T. Paul Thomas has been our President and one of our directors since March 2000 and has been our Chief Executive Officer since July 2000. From March 2000 until July 2000, Mr. Thomas was our Chief Operating Officer. From June 1997 to February 2000, Mr. Thomas served as President and Chief Executive Officer at Artisoft, Inc., a computer telephony software company. From May 1996 to June 1997, Mr. Thomas served as Senior Vice President of Marketing at Sunquest Information Systems. Prior to that, Mr. Thomas held various roles at Apple Computer and Compaq Computer. Mr. Thomas received his B.S. degree in Finance and Business Administration from Northern Arizona University.

  Robert P. Bowe has served as our Chief Financial Officer since April 2000. Between January 1993 and January 2000, Mr. Bowe was Corporate Controller and later became Chief Financial Officer of Network Equipment Technologies. Mr. Bowe received his B.S. degree in Business and Finance from Oregon State University and his M.B.A. degree from Santa Clara University and is a Certified Public Accountant.

  Ly-Huong T. Pham has served as our Executive Vice President of Worldwide Development since June 2000. From October 1997 to June 2000, Ms. Pham worked at Vtel/Onscreen24, most recently as Chief Operating Officer of Onscreen24 and as Vice President of Research and Development and Chief Technology Officer at Vtel, a designer and manufacturer of digital visual communications systems. Prior to that, from May 1992 to October 1997, Ms. Pham served in various roles at Apple Computer, most recently as Senior Director of Operating System Technologies. Ms. Pham holds seven patents and received her B.A. degree in Mathematics and her M.S. degree in Computer Science from Boston University.

  Michael Duffy has served as our Senior Vice President of Sales and Services since May 2000. From June 1997 to April 2000, Mr. Duffy served in various roles at Sequel/Solectron, most recently as Vice President of International Business Development. From May 1995 to May 1997, Mr. Duffy was Director of Worldwide Business Development and Marketing at Madge Networks. Prior to that, Mr. Duffy served in various roles at Sun Microsystems. Mr. Duffy received his B.S.E.E. degree in Electrical Engineering from University College Dublin and College of Technology, Dublin, Ireland.

  Gerald Greenberg has served as our Senior Vice President of Worldwide Marketing since October 2000. From January 1991 to September 2000, Mr. Greenberg has served in various roles with Amdahl and Hal Computer Systems (Fujitsu subsidiaries), most recently as Senior Director of Marketing. Mr. Greenberg received his B.S. degree in Mathematics from Brooklyn College and his M.S.E. degree in Computer and Information Sciences from the University of Pennsylvania.

  Kuniteru Kojima has served as President of Turbolinux Japan, K.K., our Japanese subsidiary, since October 1999. From April 1997 to September 1999, Mr. Kojima served as President of Object Design Japan. From April 1995 to March 1997, Mr. Kojima served as Director of Marketing of Cheyenne Software K.K. Prior to that, Mr. Kojima served as Director of Marketing and Engineering of Sybase K.K. Mr. Kojima received his B.S. degree in Applied Physics from Waseda University and his Ph.D. degree in Physics from the University of Tokyo.

  Ashok Pandey has served as General Manager and President, Turbolinux Asia Pacific since August 2000. From January 1996 to May 2000, Mr. Pandey served in various roles at Compaq Computer/Tandem, most recently as General Manager of Sales. From August 1994 to July 1995, Mr. Pandey worked as a consultant for Dessault A.T. From January 1988 to July 1994, Mr. Pandey worked as District Manager for Bull S.A. Mr. Pandey received his B.S. degree in Electrical Engineering from Tsinghua University and his post-graduate degree in Hydraulic Engineering from Tsinghua University.

  Rok Sosic has been our Chief Technology Officer since January 2000. From March 1996 to July 1999, Mr. Sosic served as the Founder and Chief Executive Officer of Active Tools Pty Ltd. From March 1993 to February 1996, Mr. Sosic was a lecturer at Griffith University. Prior to that, Mr. Sosic held various positions in academia and industry, including Xerox PARC. Mr. Sosic has been granted two U.S. patents. Mr. Sosic received his B.S. degree and his M.S. degree in Computer Science from the University of Ljubljana, Slovenia and his Ph.D. degree in Computer Science from the University of Utah.

Directors

  John Chen has been one of our directors since September 2000. Mr. Chen has been the President, Chief Executive Officer and the Chairman of the Board of Directors of Sybase since August 1997. From March 1995 to July 1997, he ran the Open Enterprise Computing Division of Siemens Nixdorf, an electrical engineering and electronics company, and served as President, Chief Executive Officer and Chairman of Siemens Pyramid, a subsidiary of Siemens Nixdorf. Mr. Chen also serves as a director of CIT and is on the board of Niku Corporation. Mr. Chen received his B.S. degree in electrical engineering from Brown University and his M.S. degree in electrical engineering from the California Institute of Technology.

  Gordon Eubanks Jr. has been one of our directors since May 2000. Mr. Eubanks has been the Chief Executive Officer and President of Oblix Corp. since April 1999. From September 1983 to April 1999, Mr. Eubanks was the Chief Executive Officer and President of Symantec Corp. Mr. Eubanks received his B. S. degree in Electrical Engineering from Oklahoma State University. Mr. Eubanks received his Masters degree in Computer Science from Naval Postgraduate School in Monterey, California.

  Andrew S. Rappaport has been one of our directors since August 1999. Mr. Rappaport has been a member of August Capital Management II, L.L.C., a venture capital firm, since July 1996. Prior to that, Mr. Rappaport was president of The Technology Research Group, Inc., a Boston-based strategic management-consulting firm, which he founded in August 1984. Mr. Rappaport is a member of the board of directors of Silicon Image, MMC Networks and Telocity, as well as several private corporations. Mr. Rappaport attended Princeton University.

Board of Directors

  Our board of directors is currently comprised of four directors. In accordance with the terms of our second restated certificate of incorporation to be filed upon closing of the offering, the terms of office of our board of directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001; Class II, whose term will expire at the annual meeting of stockholders to be held in 2002; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003. The Class I director will be Mr. Eubanks, the Class II director will be Mr. Chen, and the Class III directors will be Messrs. Rappaport and Thomas.

  At each annual meeting of stockholders after the initial term of a class of directors, the successors to directors whose terms are then expiring will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of the board of directors may have the effect of delaying or preventing changes in control of our company. Under the terms of our second restated certificate of incorporation and our second amended and restated bylaws to become effective upon the closing of this offering, our directors may be removed for cause by the affirmative vote of the holders of a majority of our common stock.

Board Committees

  Our board of directors has a compensation committee and an audit committee. The compensation committee consists of Messrs. Chen, Eubanks and Rappaport. The compensation committee makes recommendations regarding our stock option plans and all matters concerning executive compensation. The audit committee consists of Messrs. Chen, Eubanks and Rappaport. The audit committee approves our independent auditors, reviews the results and scope of annual audits and other accounting related services, and evaluates our internal audit and control functions. Both the compensation committee and the audit committee were established in August 2000, prior to which the board of directors made decisions regarding compensation and audit matters.

Director Compensation

  We do not pay any cash compensation to members of our board of directors for serving in that capacity, although directors are reimbursed for expenses in connection with attendance at board of directors and committee meetings.

Compensation Committee Interlocks and Insider Participation

  The compensation committee consists of Messrs. Chen, Eubanks and Rappaport, each of whom is a member of our board of directors and none of whom is an employee of Turbolinux. None of our executive officers serves as a director or member of the compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on the board of directors or compensation committee of Turbolinux.

Executive Compensation

  The following table sets forth in summary form information concerning the compensation paid by us during 1999 to our Chief Executive Officer and the other executive officers who made more than $100,000 in 1999. These individuals are referred to as the named executive officers in this prospectus.

                           Summary Compensation Table

                                                       Long-Term
                              Annual Compensation     Compensation
                          --------------------------- ------------
                                                       Securities
Name and Principal                       Other Annual  Underlying   All Other
Position                   Salary  Bonus Compensation   Options    Compensation
------------------        -------- ----- ------------ ------------ ------------
T. Paul Thomas........... $    --  $ --    $   --       $    --      $    --
 Chief Executive Officer,
  President and Chairman
Irving W. Miller.........  209,689   --     25,270           --           --
 Former Chief Executive
  Officer and former
  Chairman
Iris M. Miller...........  190,675   --     79,046           --           --
 Former President,
  Beijing TurboLinux,
  Inc. and former
  director

  The amount of salary in the above table for Irving W. Miller and Iris M. Miller, respectively, includes 17,800,000 and 15,650,000 Japanese yen converted to U.S. dollars at a rate of 0.0095 dollars per yen. The amount of "Other Annual Compensation" for Ms. Miller includes reimbursement for tuition expenses and a housing subsidy. The Millers were terminated as officers in July 2000 and resigned as directors in October 2000.

Option Grants in Last Fiscal Year

  None of the named executive officers received any stock options at and as of December 31, 1999. In 1999, we granted options to purchase a total of 6,052,500 shares pursuant to our 1999 Equity Incentive Plan.

Employment Agreements

  In July 2000, we entered into an employment agreement with Irving W. Miller, formerly our Chief Executive Officer and Chairman of the Board. The agreement provided for an annual base salary of $275,000 and for annual bonuses of up to 100% of his base salary. The bonus was based upon achievement of mutually agreeable performance targets. Mr. Miller's agreement also provided for a mortgage subsidy. Under the employment agreement, Mr. Miller was entitled to severance payments in the aggregate amount of $550,000, plus two years' target bonus and continuation of medical benefits upon any termination other than a termination by us for cause. In July 2000, we also entered into a letter agreement with Iris M. Miller that provided we would pay Ms. Miller severance payments in the aggregate amount of $150,000 upon any termination other than a termination by us for cause. In July 2000, we terminated the employment of both of the Millers without cause and, in October 2000, entered into a separation agreement with the Millers which replaces the severance obligations under these employment agreements and addresses other post-termination matters. See "Certain Transactions--Separation Agreement."

  In February 2000, we entered into an employment agreement with T. Paul Thomas, our President, Chief Executive Officer and Chairman of the Board. This agreement provides for an annual base salary at $275,000 and provides for an annual cash bonus of up to 100% of his annual base salary. The annual bonus is based upon mutually agreeable performance targets. This bonus will equal $275,000 for 2000, the first fiscal year of Mr. Thomas' employment. For each fiscal year thereafter, the total potential target bonus Mr. Thomas may receive will be equal to 100% of his base salary. Fifty percent of Mr. Thomas' bonus for fiscal year 2000 is guaranteed without regard to meeting performance targets. Mr. Thomas is also entitled to a mortgage subsidy of approximately $10,350 per month plus a gross-up for any income tax liability resulting from his receipt of that assistance. Mr. Thomas is further entitled to reimbursement for certain relocation expenses and other expenses. In addition, Mr. Thomas is to receive severance payment equal to one year's base salary plus bonus, continuation of medical benefits and six months' accelerated vesting of any stock or options in the event of a termination other than by Turbolinux for cause. In the event Mr. Thomas is terminated by us without cause within twelve months following a change of control, he also is entitled to full accelerated vesting of any stock or options.

  Under his employment agreement, Mr. Thomas was granted a hire-on option and a performance option. The hire-on option allowed Mr. Thomas to purchase 2,111,356 shares of our common stock at an exercise price of $0.50 per share. This option was immediately exercisable by Mr. Thomas subject to our right to repurchase the underlying stock at the purchase price if Mr. Thomas' employment with us terminates before the completion of four years of continuous service. This repurchase right lapses as to 25% of the underlying stock on the first anniversary of Mr. Thomas' employment and the remaining 75% in equal monthly installments thereafter over the following 36 months. The performance option allowed Mr. Thomas to purchase 263,920 shares of our common stock at an exercise price of $0.50 per share. The performance option also was immediately exercisable subject to our right to repurchase the underlying stock at the purchase price until the repurchase right lapses upon the earlier of achievement of performance milestones mutually agreeable to us and Mr. Thomas that may reasonably be achieved within 12 to 18 months after Mr. Thomas' date of hire or his completion of six years of continuous service. On March 1, 2000, Mr. Thomas fully exercised both of these options by delivering to us a promissory note, subject to our repurchase rights described above in the event he ceases his service to us or one of our subsidiaries prior to the lapse of the repurchase rights. See "Certain Transactions-- Promissory Notes."

  We have entered into an employment letter agreement with Rok Sosic, our Chief Technology Officer. This agreement provides for an annual base salary of $150,000 plus a one-time bonus of $1.5 million. The agreement also entitles Mr. Sosic to receive stock options exercisable for 600,000 shares of our common stock, which were granted at an exercise price of $0.10 per share, and another grant of 1.9 million shares, which were granted at an exercise price of $0.50 per share. Under the agreement, the grants were to be exercisable over a four-year vesting schedule for the initial 600,000 shares, with 25% vesting on the first anniversary of Mr. Sosic's service and the remaining 75% vesting in equal monthly installments thereafter, immediately for 1.1 million shares and on November 1, 2000 for the remaining 800,000 shares. After granting these options, however, the board of directors approved the immediate exercise of the option for 600,000 shares, subject to our right to repurchase the underlying stock if Mr. Sosic's service with us terminates before the completion of four years of continuous service. The agreement also provides Mr. Sosic with severance pay equal to six months of prorated base salary plus acceleration of vesting of the options to purchase 800,000 shares which are otherwise to vest on November 1, 2000 in the event we terminate Mr. Sosic's employment without cause.

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

Employee Benefit Plans

  1999 Equity Incentive Plan

  Our board of directors and stockholders approved our 1999 Equity Incentive Plan on August 16, 1999. Our board adopted amendments to the 1999 Equity Incentive Plan in May 2000, which the stockholders approved as of July 2000. As of October 15, 2000, an aggregate of 12,000,000 shares of common stock have been authorized for issuance under the 1999 Equity Incentive Plan. As of October 15, 2000, options to purchase an aggregate of 4,762,228 shares were outstanding under the 1999 Equity Incentive Plan, an aggregate of 5,834,500 shares of common stock have been issued as a result of option exercises under the 1999 Equity Incentive Plan and 1,403,272 shares were available for future option grants and stock awards under the 1999 Equity Incentive Plan.

  The 1999 Equity Incentive Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, nonstatutory stock options, restricted stock purchase rights and stock bonuses to our employees, consultants and directors. Incentive stock options may be granted only to employees. The 1999 Equity Incentive Plan is administered by the board of directors or a committee appointed by the board. The board or committee determines the terms of awards granted, including the exercise price, the number of shares subject to the award and the exercisability of awards. The exercise price of incentive stock options granted under the 1999 Equity Incentive Plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of the voting power of all classes of our stock, the exercise price will be at least equal to 110% of the fair market value and the term of the option may not exceed five years. The exercise price of nonstatutory stock options is set by the administrator of the 1999 Equity Incentive Plan, but can be no less than 85% of the fair market value. The maximum term of options granted under the 1999 Equity Incentive Plan is ten years.

  Unless otherwise provided in an option agreement, an optionee whose relationship as an employee, director or consultant with us or any related corporation ceases for any reason, other than for death or total or permanent disability, may exercise options in the three-month period following this cessation, or such other period of time as determined by the administrator, unless these options terminate or expire sooner, or later, by their terms. The three-month period is extended to twelve months for terminations due to total and permanent disability and eighteen months for terminations due to death. Generally, the option holder may not transfer a stock option other than by will or the laws of descent and distribution unless the optionholder holds a nonstatutory stock option that provides for transfer in the stock option agreement. However, an option holder may designate a beneficiary who may exercise the option following the option holder's death.

  A "change in control" is defined in the 1999 Equity Incentive Plan as the sale of substantially all of our assets, a merger or consolidation where we are not the surviving corporation or a reverse merger where we are the surviving corporation but our shares of common stock are converted into other securities, cash or other property. If a change in control occurs, any outstanding options held by persons then performing services for us as an employee, director or consultant may either be assumed or continued or an equivalent award may be substituted by the surviving entity. In this situation, if options are not assumed, continued or substituted, these options will become fully exercisable by participants whose service to us has not terminated, including as to shares that would not otherwise be exercisable, and restricted stock will become fully vested, but the options must be exercised at or prior to the closing of the merger or consolidation or they will terminate. Options also become fully exercisable in the event of a securities acquisition representing 50% or more of the combined voting power of our securities or a change in over 50% of the directors on our board as it was comprised on the date the 1999 Equity Incentive Plan was approved by the board, provided that any new director approved by at least 50% of the incumbent board does not count as a change in board member.

  When we become subject to Section 162(m) of the Internal Revenue Code, which denies a deduction to publicly held corporations for compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1,000,000, no person may be granted options under the 1999 Equity Incentive Plan covering more than 2,250,000 shares in any calendar year.

  Restricted stock purchase awards are granted under the 1999 Equity Incentive Plan in accordance with a vesting schedule determined by our board of directors or a committee appointed by our board. These restricted stock purchase awards are subject to a right of repurchase by us. The price of a restricted stock purchase award under the 1999 Equity Incentive Plan cannot be less than 85% of the fair market value of the stock subject to the award on the date of grant. Stock bonuses may be awarded for past services without a purchase payment. Unless otherwise specified, rights under a stock bonus or restricted stock bonus agreement generally may not be transferred other than by will or the laws of descent and distribution as long as the stock awarded pursuant to an agreement remains subject to the agreement.

  Subject to stockholder approval, as necessary, our board of directors may amend the 1999 Equity Incentive Plan at any time. Our board of directors may suspend or terminate the 1999 Equity Incentive Plan at any time. If not terminated sooner, the 1999 Equity Incentive Plan will terminate on the day before the 10th anniversary of its adoption by our board of directors.

  We grant stock options to employees of our subsidiary, TurboLinux, Inc. (China) under our TurboLinux, Inc. Year 2000 Stock Option Plan. Eligible participants must be employees of TurboLinux, Inc. (China) who are citizens of the People's Republic of China. The shares available for issuance under the Blueprint China Option Plan come out of the shares reserved under our 1999 Equity Incentive Plan. The Blueprint China Option Plan is administered by our board of directors or a committee of our board of directors, which determines the terms and conditions of the option grants. The Blueprint China Option Plan will terminate in July 2009.

  2000 Stock Incentive Plan

  Our 2000 Stock Incentive Plan was adopted by our board of directors in October, 2000. The purpose of the 2000 Stock Incentive Plan is to attract and retain personnel, to provide additional incentive to our employees, directors and consultants, and the employees, directors and consultants of our subsidiaries, and to promote the success of our business. The 2000 Stock Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares, and other equity-based rights to our employees, directors and consultants. Initially, 3,000,000 shares of our common stock are reserved for issuance under the plan, plus any shares available for future awards under our 1999 Equity Incentive Plan as of the effective date of this offering. Commencing in 2001, the number of shares of stock reserved for issuance under the 2000 Stock Incentive Plan will be increased each year by a number equal to the lesser of
(1) 5% of the number of shares of common stock outstanding as of the first day of such fiscal year, (2) 3,000,000 shares or (3) an amount determined by our board of directors. Where the award agreement permits the exercise or purchase of the award for a certain period of time following the recipient's termination of service with us, or the recipient's disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. To date, no awards have been granted under the 2000 Stock Incentive Plan.

  With respect to awards granted to our directors or officers, the 2000 Stock Incentive Plan is administered by our board of directors or a committee designated by our board of directors constituted to permit such awards to be exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended, in accordance with Rule 16b-3 thereunder. With respect to awards granted to other participants, the 2000 Stock Incentive Plan is administered by our board of directors or a committee designated by it. In each case, our board of directors or the committee it designates shall determine the provisions, terms and conditions of each award, including, but not limited to, the award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment upon settlement of the award, payment contingencies and satisfaction of any performance criteria. Incentive stock options are not transferable by the optionee other than by will or the laws of descent and distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee. Other awards shall be transferable to the extent provided in the agreement evidencing the award. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant, and the term of the option must not exceed ten years. The term of other awards will be determined by the 2000 Stock Incentive Plan administrator. With respect to an employee who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option must equal at least 110% of the fair market value of our common stock on the grant date and the term of the option must not exceed five years. The exercise price of any non-qualified stock option must equal at least 85% of the fair market value of our common stock on the grant date. The exercise or purchase price of other awards will be such price as determined by the administrator. The consideration to be paid for the shares of our common stock upon exercise or purchase of an award will be determined by the administrator and may include cash, check, shares of common stock, a promissory note, or the assignment of part of the proceeds from the sale of shares acquired upon exercise or purchase of the award.

  In the event a third party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, except as provided otherwise in an award agreement, all unexercised options shall accelerate and become fully exercisable for any optionholder who is subsequently terminated without "cause" within twelve months following such transaction. In such event, the options must be exercised at or prior to the consummation of the transaction or they will terminate. Unless terminated sooner, the 2000 Stock Incentive Plan will terminate automatically in 2010. Our board has the authority to amend, suspend or terminate the 2000 Stock Incentive Plan subject to stockholder approval of certain amendments and provided no such action may affect awards previously granted under the 2000 Stock Incentive Plan.

  2000 Employee Stock Purchase Plan.

  Our 2000 Employee Stock Purchase Plan was adopted by the board of directors of Turbolinux in October 2000 and will become effective upon the closing of this offering. A total of 500,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan provides for automatic annual increases in the number of shares reserved for issuance under the plan on the first day of each fiscal year, beginning in 2001, in an amount each year equal to the lesser of (1) 2% of the outstanding shares on such date,
(2) 500,000 shares or (3) such lesser amount as may be determined by the board.

  The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, contains consecutive, overlapping, twenty-four month offering periods. Each offering period generally includes four six-month purchase periods. The offering periods generally start on February 1 and August 1 of each year, except for the first such offering period. The first offering period commences on the first trading day on or after the effective date of this offering and ends on January 31, 2003.

  Employees are eligible to participate in the Purchase Plan if they are customarily employed by us or any participating subsidiary for more than 20 hours per week and more than five months in any calendar year. However, any employee who (1) immediately after the grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (2) whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year may be not be granted an option to purchase stock under the Purchase Plan. Payroll deductions may range from 1% to 10% (in whole percentage increments) of a participant's regular base pay, exclusive of overtime, bonuses, shift-premiums or commissions. Participants may not make direct cash payments to their accounts. The maximum number of shares of common stock which any employee may purchase under the 2000 Stock Purchase Plan during a purchase period is 500 shares. Certain additional limitations on the amount of common stock which may be purchased during any calendar year are imposed by the Code.

  On the first day of each purchase period, a participating employee is granted a purchase right which is a form of option to be automatically exercised on the forthcoming exercise date within the purchase period during which deductions are to be made from the pay of participants (in accordance with their authorizations) and credited to their accounts under the 2000 Stock Purchase Plan. When the purchase right is exercised, the participant's withheld salary is used to purchase shares of our common stock. The price per share at which shares of common stock are to be purchased under the 2000 Stock Purchase Plan during any accrual period is the lesser of (a) 85% of the fair market value of our common stock on the date of the grant of the option (the commencement of the purchase period) or (b) 85% of the fair market value of our common stock on the applicable exercise date. The participant's purchase right is exercised in this manner on all four exercise dates arising in the offering period unless, on the first day of any accrual period, the fair market value of our common stock is lower than the fair market value of the common stock on the first day of the purchase period. If so, the participant's participation in the original purchase period is terminated, and the participant is automatically enrolled in the new purchase period commencing on such day.

  Rights granted under the Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the Purchase Plan. The Purchase Plan provides that, in the event of a merger of Turbolinux with or into another corporation or a sale of substantially all of our assets, each outstanding option shall be assumed or substituted for by the successor corporation. In lieu of such assumption or substitution, the administrator of the Purchase Plan can elect to shorten the offering period then in progress and set a new exercise date. The Purchase Plan will terminate in 2010. The board of directors has the authority to amend or terminate the Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the Purchase Plan.

  The 2000 Employee Stock Purchase Plan will be administered by our board of directors or a committee designated by our board, which will have the authority to administer the 2000 Stock Purchase Plan and to resolve all questions relating to its administration.

  2000 Non-Employee Director Option Program

  In October 2000, our board of directors approved the 2000 Non-Employee Director Option Program, which provides for automatic stock option grants to our non-employee directors. Under the Non-Employee Director Program, our non-employee directors who are appointed or elected after the effective date of this registration statement receive an initial option to purchase 50,000 shares of common stock upon the date elected to the board of directors. An additional option to purchase 20,000 shares of common stock is automatically granted to each non-employee director following each annual meeting of the stockholders in each subsequent year that a director remains a non-employee member of our board of directors, if such director has been a member of the board of directors for at least six months prior to that annual meeting. The exercise price for all options granted under the Non-Employee Director Program must equal 100% of the fair market value of our common stock on the date of grant and have a three year vesting period. The vesting of the options accelerates and the options fully vest upon a change of control in Turbolinux. Shares available for issuance under the Non-Employee Director Program come out of shares reserved under our 2000 Stock Incentive Plan. The Non-Employee Director Program is administered by our board of directors or a committee of the board of directors.

  401(k) Retirement Plan

  In January 2000, we implemented a tax-qualified retirement and deferred savings plan for our employees, commonly known as a 401(k) plan. The 401(k) plan provides that each participant may contribute up to 10% of his or her pre-tax gross compensation up to a statutory limit. In addition, we may make contributions under the 401(k) Plan as we determine each year in our discretion.

Limitation of Liability and Indemnification Matters

  Our second restated certificate of incorporation that we will file upon the closing of this offering limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  .  breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  . any transaction from which the director derives an improper personal benefit.

  Our second amended and restated bylaws that will become effective upon the closing of this offering provide that we shall indemnify our directors, officers, employees and agents to the maximum extent permitted by Delaware law. These bylaws generally require us to advance expenses to directors and officers incurred by them in connection with any proceeding where they may be entitled to indemnification by us. These bylaws also permit us to secure insurance on behalf of any current or former officer, director, employee or other agent of Turbolinux, or of another enterprise if serving at our request, for any liability arising out of his or her actions in that capacity, regardless of whether we would have the power to indemnify him or her against liability under the provisions of Delaware law.

  We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will require us to indemnify our directors and executive officers for any and all expenses, including attorneys' fees, and any federal, state, local or foreign taxes imposed on them as a result of the actual or deemed receipt of any payments under the indemnification agreement, judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by us, which approval shall not be unreasonably withheld), actually and reasonably incurred by the officer or director in any action or proceeding, including any action by or in the right of Turbolinux arising out of the individual's status as a director, officer, employee, agent or fiduciary of Turbolinux, any subsidiary of Turbolinux or any other company or enterprise to which the person provides services at our request, and to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which the individual may be entitled to indemnification by us. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

  At present, we are not aware of any pending litigation or proceeding involving a director or officer in which indemnification is required or permitted.

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

                              CERTAIN TRANSACTIONS

  The following is a description of transactions in the last three fiscal years to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest other than compensation arrangements that are otherwise described under "Management."

Acquisitions

  In February 2000, we purchased substantially all of the assets of Active Tools Pty Ltd., a company organized under the laws of Queensland, Australia. Mr. Sosic, our Chief Technical Officer, was the largest stockholder of Active Tools. In connection with the acquisition and the subsequent hiring of Mr. Sosic, we paid $100,000 for the assets of Active Tools and a one-time cash bonus to Mr. Sosic of $1.5 million. Mr. Sosic also received stock options and other benefits under an employment agreement described under "Management-- Employment Agreements."

Preferred Stock Sales

  Series A Preferred Stock. In September and October 1999, we sold an aggregate of 10,135,138 shares of our Series A Preferred Stock at a price of $0.74 per share to raise capital to finance our operations. These shares are convertible into an aggregate of 10,135,138 shares of our common stock. In connection with the transaction, the holders of our Series A Preferred Stock were allotted one seat on our board of directors to be chosen by August Capital II, L.P., currently filled by Andrew S. Rappaport. This right expires upon the closing of this offering.

  Series B Preferred Stock. In December 1999 and January, September and October 2000, we sold an aggregate of 24,089,666 shares of our Series B Preferred Stock at a price of $3.65 per share to raise capital to finance our operations. These shares are convertible into an aggregate of 24,089,666 shares of our common stock. In connection with the transaction, the holders of our Series B Preferred Stock were allocated one seat on our board of directors, currently unfilled. This right expires upon the closing of this offering.

  The following table shows the holders of more than 5% of our voting stock who purchased, or received from an affiliate, shares of our redeemable convertible preferred stock and the aggregate consideration we received for those shares:

                          No. of Shares No. of Shares  Total No. of
                           of Series A   of Series B     Shares of      Aggregate
Purchaser                   Preferred     Preferred   Preferred Stock Consideration
---------                 ------------- ------------- --------------- -------------
Entities affiliated with
 August Capital
 Management II,
 L.L.C. ................    7,432,435     2,643,836     10,076,271     $15,150,000
Asia Pacific Growth Fund
 III, L.P. and its
 affiliates.............          --      4,109,586      4,109,586     $14,999,989
Dell Ventures, L.P. ....          --      5,616,439      5,616,439     $20,500,002
Intel Corporation.......    2,027,027     1,767,124      3,794,151     $ 7,950,003

  In connection with the share transactions, we entered into agreements with the investors providing for registration rights with respect to these shares. The most recent of these agreements is the second amended and restated investor rights agreement dated September 1, 2000, which, among other things, restates and incorporates the registration rights of all investors. For more information regarding these registration rights, see "Description of Capital Stock-- Registration Rights."

Separation Agreement

  In October 2000, we entered into a separation agreement with our founders, Irving W. Miller and Iris M. Miller, under which they have resigned from our board of directors and have agreed to cooperate generally with our management and other stockholders prior to this offering on matters such as the election of directors and control of our management. As part of the separation agreement, we repurchased from the Millers 2,054,793 shares of our common stock at a price of approximately $7.5 million, or $3.65 per share, and made lump sum base salary severance payments of $550,000 to Mr. Miller and $300,000 to Ms. Miller. We have also agreed to make additional lump sum severance payments of up to $275,000 to Mr. Miller and $75,000 to Ms. Miller for each of 2000 and 2001. The exact amount of these additional severance payments will equal the maximum percentage of any target bonus we pay our executive officers for each of 2000 and 2001, excluding any guaranteed bonus we pay T. Paul Thomas.

  The separation agreement also provides that we will make a three year term loan to the Millers to assist them with any tax liabilities that may be assessed against them in the future solely as a result of their ownership of our predecessor, Pacific HiTech, a Utah corporation, prior to 1995. The loan will be secured by shares of our common stock owned by the Millers, which will be our sole recourse in the event of their default. The maximum amount of the loan will be equal to the fair market value of the shares pledged by the Millers to secure the loan. In addition to this loan, we have agreed to indemnify the Millers for tax liabilities that may be assessed against them in connection with their sale to us of our Japanese subsidiary, up to a maximum amount of $750,000.

  The separation agreement further provides for a mutual general release of all past, present and future claims, excluding claims that may arise under the separation agreement and any related agreements, claims that result from our standard director and officer indemnification agreements that we have previously entered into with the Millers or claims that result from fraud or intentional misconduct of the Millers. Under the separation agreement, we also have agreed to provide the Millers with piggyback and S-3 registration rights which, subject to customary limitations, generally require us to register with the Securities and Exchange Commission shares of our common stock currently held by the Millers in the event we register other shares of our capital stock or not more than twice in any 12-month period, upon a request by the Millers, if we qualify to register our shares with the Securities and Exchange Commission on Form S-3 at the time of the request, and, among other limitations, the proposed aggregate selling price is at least $1 million. For a more detailed description of the registration rights of the holders of our securities, see "Description of Capital Stock-- Registration Rights."

  The Millers have entered into a lock-up agreement in which they have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. The Millers have also agreed that, during the period from the 181st day after the date of this prospectus through the first anniversary of that date, they will not offer, sell, contract to sell or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock which, in the aggregate, exceed the volume limitations of Rule 144(e) under the Securities Act of 1933, whether or not these volume limitations are in fact applicable to those transfers, without the prior written consent of Deutsche Bank Securities Inc. The consent of Deutsche Bank Securities Inc. may be given at any time without public notice. The restrictions described in this paragraph will not apply to shares of common stock purchased in open market transactions after this offering, and the Millers will be entitled to make transfers during the periods referred to above by gift, will or intestacy or to trusts for estate planning purposes, provided that the transferee agrees in writing that it is subject to the lock-up agreement.

Promissory Notes

  Pursuant to his employment agreement, T. Paul Thomas, our President and Chief Operating Officer, exercised his options to purchase an aggregate of 2,375,276 shares of common stock by executing a full-recourse promissory note in favor of Turbolinux in the original principal amount of $1,187,638. The note bears interest at 6.8% per annum and principal and interest are due and payable in March 2006 or earlier if Mr. Thomas' employment with us terminates for any reason. Mr. Thomas pledged the shares of common stock purchased with the promissory note as collateral and the shares are held in escrow.

  In January 2000, the board of directors approved the early exercise of stock options for holders of options to purchase at least 100,000 shares of common stock under the 1999 Equity Incentive Plan. Robert Bowe, Michael Duffy and Ly-Huong Pham elected to exercise options to purchase 400,000, 160,000 and 660,000 shares, respectively, pursuant to full-recourse promissory notes in respective principal amounts of $200,000, $80,000 and $330,000. These promissory notes bear interest at 6.22% per annum with principal and interest due and payable in September 2004 or earlier if their respective employment with us terminates for any reason. Each individual pledged his or her shares purchased with their respective promissory note as collateral and these shares are held by us in escrow.

Indemnification Agreements

  We have entered into an indemnification agreement with each of our executive officers and directors. See "Management--Limitation of Liability and Indemnification Matters."

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

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth as of October 15, 2000, and as adjusted to reflect the sale of the shares of common stock offered hereby, information with respect to the beneficial ownership of our common stock as to:

  . each person known by us to own beneficially more than 5% of the outstanding shares of our common stock;

  .  each of the named executive officers;

  .  each of our directors; and

  .  all of our directors and executive officers as a group.

  Except as indicated in the table or footnotes below, and subject to applicable community property laws, the persons named below have sole voting and investment power with respect to all shares of common stock held by them.

  The data in the table is based on 61,379,787 shares of common stock outstanding as of October 15, 2000, which assumes conversion of all of the outstanding shares of our redeemable convertible preferred stock into common stock and the repurchase of 2,054,793 shares of common stock from our founders
as if it occurred on October 15, 2000, and          shares outstanding
immediately following the completion of this offering, based on shares outstanding as of October 15, 2000 and subject to the same assumptions. Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options or warrants that are presently exercisable or exercisable within 60 days of October 15, 2000 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding the options or warrants, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.

  Unless otherwise indicated below, each person or entity named below has an address in care of our principal executive offices at 8000 Marina Boulevard, Suite 300, Brisbane, California 94005.

                                                                Percentage of
                                                                   Shares
                                                                Beneficially
                                                  Number of         Owned
                                                    Shares    -----------------
                                                 Beneficially  Before   After
Name of Beneficial Owner                            Owned     Offering Offering
------------------------                         ------------ -------- --------
Entities affiliated with August Capital
 Management II, L.L.C.(1)......................   10,076,271   16.42%       %
Dell Ventures, L.P. ...........................    5,616,439    9.15
Asia Pacific Growth Fund III L.P. and
 affiliated entities(2)........................    4,109,586    6.70
Intel Corporation..............................    3,794,151    6.18
Irving W. Miller(3)............................   18,935,207   30.85
Iris Miller(3).................................   18,935,207   30.85
T. Paul Thomas(4)..............................    2,375,276    3.87
John Chen......................................           *       *
Gordon Eubanks.................................           *       *
Andrew S. Rappaport(5).........................   10,076,271   16.42
All directors and executive officers as a group
 (6 persons)(6)................................   31,359,767   52.07

--------
*   Less than 1% of the outstanding shares of common stock.

(1) Consists of 9,632,367 shares held by August Capital II, L.P. and 443,904 shares held by August Capital Strategic Partners II, L.P. August Capital Management II, L.L.C. is the general partner of both these partnerships and has voting and dispositive authority over the shares held by each of these partnerships. The address of record for these entities is 2480 Sand Hill Road, Suite 101, Menlo Park, California 94025.

(2) Consists of 3,561,641 shares held by Asia Pacific Growth Fund III L.P., 410,959 shares held by HanTech International II Venture Capital Corp. and 136,986 shares held by H&Q/GAI Incubation Fund, L.P.

(3) Consists of 11,691,509 shares held by Irving Miller, 6,123,698 shares held by Iris Miller, Mr. Miller's spouse, and an aggregate of 1,120,000 shares held by several trusts. Irving and Iris Miller collectively are trustees of these trusts and share voting and dispositive authority over the shares held by these trusts. Mr. and Mrs. Miller disclaim beneficial ownership of the shares held by these trusts.

(4) Consists of 2,111,356 shares subject to a right of repurchase in favor of Turbolinux that lapses over a period of four years and 263,920 shares subject to a right of repurchase in favor of Turbolinux that lapses upon the earlier to occur of our achievement of certain performance targets or Mr. Thomas' completion of six years of continuous service to us.

(5) Mr. Rappaport, one of our directors, is a member of August Capital Management II, L.L.C., which is the general partner of each of August Capital II, L.P. and August Capital Strategic Partners II, L.P. August Management II, L.L.C. has voting and dispositive authority over the shares held by these partnerships. Mr. Rappaport disclaims beneficial ownership of the shares held by August Management II, L.L.C., except to the extent of his pecuniary interest in these shares.

(6) Includes an option grant to John Chen to purchase 50,000 shares of common stock and an option grant to Gordon Eubanks to purchase 50,000 shares of common stock, each of which is exercisable within 60 days of October 15, 2000.

                          DESCRIPTION OF CAPITAL STOCK

  Upon the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

  The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our second restated certificate of incorporation, and our second amended and restated bylaws, both of which will become effective upon the closing of this offering, our Second Amended and Restated Investor Rights Agreement, and the Separation Agreement dated as of October 10, 2000 between our founders and us. Copies of these documents are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

  Assuming the conversion of all outstanding shares of redeemable convertible preferred stock into common stock as of October 15, 2000, there were 61,379,787 shares of common stock outstanding held of record by 108 stockholders. After giving effect to the sale of common stock offered hereby and based on shares
outstanding on October 15, 2000, there will be          shares of common stock
outstanding.

  The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock are not entitled to cumulative voting, which means that the holders of a majority of our outstanding shares of common stock may elect all of our directors. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued in this offering will be fully paid and non-assessable.

Preferred Stock

  Upon the closing of this offering, each outstanding share of redeemable convertible preferred stock will automatically convert into one share of common stock. Pursuant to our amended and restated certificate of incorporation to be filed upon the closing of this offering, the board of directors has the authority, without further action by the stockholders, to issue up 10,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. The board, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Turbolinux or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding and we have no plans to issue any of the preferred stock.

Warrants

  In connection with our acquisition of assets from Active Tools, we issued warrants to purchase an aggregate of 710,000 shares of our common stock at an exercise price of $0.50 per share. We issued a warrant to purchase an aggregate of 50,000 shares of our common stock at an exercise price of $3.65 per share to an affiliate of the landlord of our corporate headquarters. As of October 15, 2000, in connection with recruiting services, we issued warrants to two executive placement firms to purchase an aggregate of 196,608 shares of our common stock with a weighted average exercise price of $0.60 per share.

Registration Rights

  Assuming the conversion of all outstanding redeemable convertible preferred stock into common stock upon completion of this offering, the holders, including T. Paul Thomas and our founders described below, of 54,415,287 shares of our common stock or their permitted transferees are entitled to registration rights with respect to these shares under the Securities Act of 1933. Of this total, registration rights with respect to an aggregate of 34,224,804 of these shares are provided under the terms of a second amended and restated investor rights agreement between Turbolinux and the holders of these securities. Subject to limitations in the agreements, these registration rights include the following:

  . The holders of at least 25% of these securities then outstanding may require, on two occasions beginning 180 days after the effective date of the registration statement relating to this offering, that we register these securities for public resale, provided that at least 20% of the securities entitled to be included are included in the registration and that the anticipated aggregate offering price of the public resale would exceed $5.0 million, and further provided that if the offering is underwritten, the underwriters may limit the total number of shares included in the offering.

  . If we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering.

  . The holders of these securities may also require us, not more than twice in any 12-month period, to register all or a portion of these securities on Form S-3 when use of that form becomes available to us, provided, among other limitations, that the proposed aggregate selling price is at least $1.0 million.

  We have granted similar registration rights for 17,815,207 shares pursuant to the separation agreement dated October 10, 2000 between our founders, Irving W. Miller and Iris M. Miller, and us. This agreement requires us to register with the Securities and Exchange Commission shares of our common stock currently held by the Millers in the event we register other shares of our capital stock or, not more than twice in any 12-month period, upon a request by the Millers, if we qualify to register our shares with the Commission on Form S-3 at the time of the request, and, among other limitations, the proposed aggregate selling price is at least $1.0 million.

  We also have agreed to register the resale of 2,375,276 shares of common stock issued to T. Paul Thomas, our Chief Executive Officer and President, to the extent he is vested in these shares.

  For all of the 54,415,287 shares of our common stock entitled to registration rights, we will be responsible for paying all registration expenses other than underwriting discounts and commissions, which will be payable by the holders selling their shares.

Anti-Takeover Effects of Provisions of Our Second Restated Certificate of Incorporation, Second Amended and Restated Bylaws and of Delaware Law

  Charter Documents

  Provisions of our second restated certificate of incorporation, which will be filed upon the closing of this offering, and our second amended and restated bylaws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Turbolinux to first negotiate with us. These provisions could limit the price investors might be willing to pay in the future for our common stock and could have the effect of delaying or preventing a change in control. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals because, among other things, negotiation may result in an improvement of their terms. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

  .  the division of the board of directors into three separate classes;

  .  the absence of cumulative voting in the election of directors;

  . procedures for advance notification of stockholder nominations and proposals;

  . limitations on the ability of our stockholders to call special meetings of the stockholders; and

  . the ability of the board of directors to alter our bylaws without stockholder approval.

  In addition, our board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

  Delaware Law

  We are also subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time the person became an interested stockholder, unless:

  . prior to the time that the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares held by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

  Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities.

  We expect the existence of this provision to have an anti-takeover effect with respect to transactions that our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage takeover attempts that might result in a premium over the market price for the shares of common stock held by our stockholders. A Delaware corporation may opt out of
Section 203 with an express provision in its original certificate of incorporation or an express provision in its certification of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not opted out of
Section 203.

Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is            .

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no public market for our common stock and any sale of substantial amounts of common stock in the open market, or the perception that these sales may occur, may adversely affect the market price of our common stock. Furthermore, since only a limited number of shares, in addition to the shares sold in this offering, will be available for public sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

  Upon completion of this offering, and based on shares outstanding as of
October 15, 2000, we will have outstanding      shares of common stock,
assuming no exercise of the underwriters' over-allotment option, no exercise of options or warrants after October 15, 2000 and that the repurchase of 2,054,793 shares of our common stock from our founders had occurred as of October 15,
2000. Of these      shares, the shares sold in this offering will be freely
tradable without restriction or further registration under the Securities Act, except that, if shares are purchased by our "affiliates," as that term is defined in Rule 144 of the Securities Act, those shares would be subject to the limitations and restrictions on resale described below.

  The remaining 61,379,787 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Substantially all of these shares will be subject to the lock-up agreements described below. These shares will become eligible for public sale as follows:

                                                                    Number of
   Date of Availability for Sale                                      Shares
   -----------------------------                                    ----------
   At the date of this prospectus..................................
   90 days after the date of effectiveness of the registration
    statement......................................................    704,513

   181 days after the date of this prospectus...................... 51,387,021

   Periodically thereafter.........................................  9,288,253

Stock Options and Warrants

  In addition, immediately after completion of this offering, and based on options outstanding as of October 15, 2000, we will have 1,403,272 shares of common stock available for future grant pursuant to our current stock option plans, and 4,762,228 shares subject to outstanding options. The holders of substantially all of these outstanding options are subject to lock-up agreements, as described below. Upon completion of this offering, a total of 3,500,000 additional shares of common stock, plus annual increases, will be available for issuance under our 2000 Stock Incentive Plan and 2000 Employee Stock Purchase Plan. We intend to register, prior to the expiration of the lock-up period, all of the shares of common stock reserved for issuance under our stock option plans and under our employee stock purchase plan and 2,375,276 shares of common stock held by T. Paul Thomas, our Chief Executive Officer and President, to the extent he is vested in these shares. This registration will permit the resale of shares by non-affiliates in the public market without restriction beginning on expiration of the lock-up.

  As of October 15, 2000, there were also outstanding warrants to purchase
956,608 shares of our common stock. An aggregate of     shares subject to these
warrants will be available for sale without registration under the Securities Act upon the expiration of the lock-up period, assuming a cashless exercise of the warrants, and the remaining 6,000 shares will become available for sale without registration in October 2001, assuming a cashless exercise.

Lock-Up Agreements

  Each of our officers, directors, the holders of substantially all of our outstanding shares of common stock, and the holders of substantially all of our outstanding options and warrants, have agreed with Deutsche Bank Securities Inc. not to sell or otherwise dispose of any their shares for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. The consent of Deutsche Bank Securities Inc. may be given at any time and without notice. Please see "Certain Transactions-- Separation Agreement" for a summary of additional provisions of the lock-up agreement that our founders have entered into.

Rule 144

  In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  .  1% of the number of shares of common stock then outstanding, which will
     equal approximately          shares immediately after this offering; or

  . the average weekly trading volume of our common stock on the Nasdaq National Market System during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

  Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

Rule 144(k)

  Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell these shares without regard to the Rule 144 volume limitations described above. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

  In general, any employee, director, officer, consultant or advisor who purchases shares from us in connection with a written compensatory plan or contract before the effective date of the registration statement of which this prospectus is a part is entitled to resell these shares beginning 90 days after the effective date of the registration statement in reliance on Rule 701, without having to comply with certain restrictions, including the holding period and volume limitations, contained in Rule 144.

  The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options, including exercises after the effective date of the registration statement of which this prospectus is a part. Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up agreements described above, beginning 90 days after the effective date of the registration statement may be sold by persons other than "affiliates" subject only to the manner of sale restrictions of Rule 144 and may be sold by "affiliates" under Rule 144 without compliance with its one-year minimum holding requirement.

Registration Rights

  After this offering, the holders of 54,415,287 shares of our common stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by us or our affiliates). Investors should review "Description of Capital Stock--Registration Rights" for a description of these registration rights.

                                  UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Dain Rauscher Incorporated, SG Cowen Securities Corporation and W.R. Hambrecht + Co., LLC, have severally agreed to purchase from us the following numbers of shares of common stock at the public offering price less the underwriting discounts and commissions specified on the cover page of this prospectus:

                                                                          Number
                                                                            of
   Underwriters                                                           Shares
   ------------                                                           ------
   Deutsche Bank Securities Inc. ........................................
   Dain Rauscher Incorporated............................................
   SG Cowen Securities Corporation.......................................
   W.R. Hambrecht + Co., LLC.............................................
                                                                           ----
     Total...............................................................

  The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered by this prospectus are subject to specified conditions and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

  We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price specified on the cover of this prospectus and to selected
dealers at a price that represents a concession not in excess of $     per
share under the public offering price. The underwriters may allow, and these
dealers may re-allow, a concession of not more than $     per share to other
dealers. After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms.

  We have granted to the underwriters an option, exercisable not later than 30
days after the date of this prospectus, to purchase up to       additional
shares of common stock at the public offering price less the underwriting discounts and commissions specified on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by that underwriter as specified in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on
which the     shares are being offered.

  The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and
commissions are     % of the initial public offering price. We have agreed to
pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                              Total Discounts and Commissions
                                         -----------------------------------------
                           Discounts and Without Exercise of
                            Commissions    Over-Allotment    With Full Exercise of
                             per Share         Option        Over-Allotment Option
                           ------------- ------------------- ---------------------
   Discounts and
    commissions paid by
    us....................     $                $                    $

  In addition, we estimate that the total expenses of this offering, all of which are payable by us, excluding underwriting discounts and commissions, will
be approximately $     .

  We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

  Each of our officers and directors, the holders of substantially all of the outstanding shares of our capital stock, and the holders of substantially all of the outstanding options and warrants to purchase our capital stock have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock, other than shares of common stock purchased in open market transactions after the pricing of this offering or pursuant to the directed share program referred to below, for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. However, transfers may be made during the lock-up period:

  .  by gift, will or intestacy;

  .  to trusts for estate planning purposes; or

  . to the transferor's stockholders, partners, equity interest holders or affiliates;

provided that the transferee agrees in writing that it is subject to the lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that, without their consent, we may grant options and issue shares pursuant to our 2000 Stock Incentive Plan, 2000 Employee Stock Purchase Plan and our 1999 Equity Incentive Plan and issue shares upon the exercise of outstanding options and warrants.

  The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. A short position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out any covered short position, the underwriters may consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters will have to close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  Accordingly, to cover these short positions or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. Additionally, the representatives, on behalf of the underwriters, may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Similar to other purchase transactions, any purchases by the underwriters to cover any syndicate short positions or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

  At our request, the underwriters have reserved for sale, at the initial
public offering price, up to    of the shares of common stock being sold in
this offering for sale to our vendors, employees, family members of employees,
customers and other third parties and up to       of the shares of common stock
being sold in this offering for sale to open source software developers and other members of the open source software community that we believe have contributed to the success of this community and our growth, in each case through a directed share program. The number of shares of our common stock available for sale to the general public in this offering will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

  In October 2000, BT Investment Partners, Inc., an affiliate of Deutsche Bank Securities Inc., purchased 136,986 shares of our Series B redeemable convertible preferred stock as part of a private placement. BT Investment Partners purchased those shares at the same price as the other investors who purchased shares in that private placement. These shares will convert automatically into shares of our common stock upon the completion of this offering.

  A prospectus in electronic format is being made available on Internet websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part.

  W.R. Hambrecht + Co., LLC is an investment banking firm formed in February 1998. In addition to this offering, W.R. Hambrecht + Co., LLC has engaged in the business of public and private equity investing and financial advisory services since its inception. The chairman and chief executive officer of W.R. Hambrecht + Co., LLC, William R. Hambrecht, has 40 years of experience in the securities industry.

Pricing of this Offering

  Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation between us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

  .  prevailing market conditions;

  .  our results of operations in recent periods;

  .  the present stage of our development;

  . the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

  .  estimates of our business potential.

  The estimated initial public offering price range appearing on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

  The validity of the common stock offered hereby will be passed upon for Turbolinux by Morrison & Foerster LLP, Irvine, California. Brown & Wood LLP, San Francisco, California, will act as counsel for the underwriters.

                                    EXPERTS

  The consolidated financial statements of Turbolinux, Inc. and subsidiaries as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 and the consolidated financial statements of Active Tools Pty. Ltd. and subsidiary as of and for the year ended December 31, 1999 included in this prospectus and the related financial statement schedule of Turbolinux, Inc. and subsidiaries included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

  In February 2000, we engaged Deloitte & Touche LLP to replace the former accountants, BDO Seidman, LLP, as our principal accountants. No report issued by BDO Seidman, LLP on any of our financial statements contained any adverse opinion, a disclaimer of opinion, or any qualifications or modifications related to uncertainty, limitation of audit scope, or application of accounting principles. In connection with the services conducted by BDO Seidman, LLP for any period, including the year ended December 31, 1998, there were no disagreements with BDO Seidman, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to BDO Seidman, LLP's satisfaction, would have caused them to reference the subject matter of the disagreement in their reports. The change in accountants was approved by the board of directors.

                    ADDITIONAL INFORMATION AVAILABLE TO YOU

  We have filed with the SEC under the Securities Act a registration statement on Form S-1, including exhibits and schedules filed with this registration statement, with respect to the common stock to be sold under this prospectus. This prospectus does not contain all the information included in the registration statement. For further information about our company and the shares of common stock to be sold in the offering, please refer to the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of contract, agreement or document and are not necessarily complete. Complete exhibits have been filed with the registration statement.

  The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference facility, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC is available at the website maintained by the SEC on the worldwide web at http://www.sec.gov.

  Prior to the offering we were not required to file reports with the SEC. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----

Turbolinux, Inc. and Subsidiaries

Independent Auditors' Report.............................................   F-2

Consolidated Balance Sheets as of December 31, 1998 and 1999 and June 30,
 2000 (Unaudited)........................................................   F-3

Consolidated Statements of Operations for the Years Ended December 31,
 1997, 1998 and 1999 and Six Months Ended June 30, 1999 and 2000
 (Unaudited).............................................................   F-4

Consolidated Statements of Stockholders' Equity (Deficit) for the Years
 Ended December 31, 1997, 1998 and 1999 and Six Months Ended June 30,
 2000 (Unaudited)........................................................   F-5

Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997, 1998 and 1999 and Six Months Ended June 30, 1999 and 2000
 (Unaudited).............................................................   F-6

Notes to Consolidated Financial Statements for the Years Ended December
 31, 1997, 1998 and 1999 and Six Months Ended June 30, 1999 and 2000
 (Unaudited).............................................................   F-7

Active Tools Pty. Ltd. and Subsidiary

Independent Auditors' Report.............................................  F-23

Consolidated Balance Sheet as of December 31, 1999.......................  F-24

Consolidated Statement of Operations and Accumulated Deficit for the Year
 Ended December 31, 1999.................................................  F-25

Consolidated Statement of Cash Flows for the Year Ended December 31,
 1999....................................................................  F-26

Notes to Consolidated Financial Statements for the Year Ended December
 31, 1999................................................................  F-27

Pro Forma Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Statements of Operations......  F-32

Unaudited Pro Forma Condensed Consolidated Statements of Operations for
 the Year Ended December 31, 1999........................................  F-33

Unaudited Pro Forma Condensed Consolidated Statements of Operations for
 the Six Months Ended June 30, 2000......................................  F-34

Notes to Unaudited Pro Forma Condensed Consolidated Statements of
 Operations..............................................................  F-35

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Turbolinux, Inc.:

  We have audited the accompanying consolidated balance sheets of Turbolinux, Inc. and subsidiaries (the Company) as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1997, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Turbolinux, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the years ended December 31, 1997, 1998 and 1999 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

San Jose, California
July 13, 2000

                       TURBOLINUX, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and par value amounts)

                                             December 31,             Pro Forma
                                            --------------  June 30,  June 30,
                                             1998   1999      2000      2000
                                            ------ -------  --------  ---------
                                                                       (Note 1)
                                                               (Unaudited)
Assets
Current assets:
  Cash and cash equivalents................ $  630 $34,709  $ 26,988  $ 49,688
  Accounts receivable, net of allowances of
   $7, $30 and $11 in 1998, 1999 and 2000,
   respectively............................  1,386   1,008     1,461     1,461
  Prepaid expenses and other...............     64     707     2,715     2,715
  Deferred income taxes....................    160     --        --        --
                                            ------ -------  --------  --------
    Total current assets...................  2,240  36,424    31,164    53,864
Property and equipment, net................     15     966     3,737     3,737
Deferred income taxes......................      4     --        --        --
Intangible assets..........................    --      --      6,826     6,826
Other assets...............................     71     343     1,865     1,865
                                            ------ -------  --------  --------
    Total assets........................... $2,330 $37,733  $ 43,592  $ 66,292
                                            ====== =======  ========  ========
Liabilities and Stockholders' Equity
 (Deficit)
Current liabilities:
  Bank overdraft........................... $  212 $   --   $    --   $    --
  Accounts payable.........................    385   1,085     3,517     3,517
  Accrued expenses.........................    365   3,814     3,397     3,397
  Deferred revenues........................    --      --        983       983
  Income taxes payable.....................    420     232       284       284
  Payable to stockholders..................     62     180        99        99
                                            ------ -------  --------  --------
    Total current liabilities..............  1,444   5,311     8,280     8,280
Long-term liabilities......................    --       32        32        32
                                            ------ -------  --------  --------
    Total liabilities......................  1,444   5,343     8,312     8,312
                                            ------ -------  --------  --------
Commitments (Note 9)
Redeemable convertible preferred stock,
 $0.001 par value; shares authorized
 26,500,000 shares; aggregate liquidation
 preference of $40,030 in 1999 and
 $64,527 in 2000
Series A, 10,500,000 shares designated and
 10,135,138 outstanding in 1999 and 2000...    --    7,433     7,433       --
Series B, 16,000,000 shares designated and
 8,912,329 outstanding in 1999 and
 15,623,913 in 2000........................    --   31,095    54,470       --
Stockholders' equity (deficit):
  Common stock, $0.001 par value;
   95,500,000 shares authorized; shares
   outstanding: 1998 and 1999, 21,000,000;
   2000, 27,982,276; pro forma,
   60,152,287..............................    115  12,404    30,837   122,927
  Deferred stock compensation..............    --   (9,738)  (17,206)  (17,206)
  Notes receivable from stockholders.......    --      --     (1,545)   (1,545)
  Accumulated other comprehensive income
   (loss)..................................     54     (50)       (2)       (2)
  Retained earnings (accumulated deficit)..    717  (8,754)  (38,707)  (46,194)
                                            ------ -------  --------  --------
    Total stockholders' equity (deficit)...    886  (6,138)  (26,623)   57,980
                                            ------ -------  --------  --------
    Total liabilities and stockholders'
     equity (deficit)...................... $2,330 $37,733  $ 43,592  $ 66,292
                                            ====== =======  ========  ========

                See notes to consolidated financial statements.

                       TURBOLINUX, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                       Years Ended December      Six Months
                                               31,             Ended June 30,
                                      -----------------------  ----------------
                                       1997    1998    1999     1999     2000
                                      ------  ------ --------  ------  --------
                                                                 (Unaudited)
Revenue.............................  $1,615  $3,574 $  4,939  $1,766  $  2,932
Cost of revenue (excluding
 amortization of deferred stock
 compensation)......................     642   1,395    2,872     846     3,133
                                      ------  ------ --------  ------  --------
Gross margin (excluding amortization
 of deferred stock compensation)....     973   2,179    2,067     920      (201)
Operating expenses:
  Sales and marketing (excluding
   amortization of deferred stock
   compensation)....................     380     549    3,897     735    14,242
  Research and development
   (excluding amortization of
   deferred stock compensation).....     234     313    1,949     372     6,885
  General and administrative
   (excluding amortization of
   deferred stock compensation).....     405     619    3,199     756     6,788
  Amortization of deferred stock
   compensation*....................     --      --     2,531     --      3,082
                                      ------  ------ --------  ------  --------
    Total operating expenses........   1,019   1,481   11,576   1,863    30,997
                                      ------  ------ --------  ------  --------
Income (loss) from operations.......     (46)    698   (9,509)   (943)  (31,198)
Other income (expense):
  Interest income...................     --        6       69      72     1,203
  Other income (expense)............     (86)     78      (22)     (6)       43
                                      ------  ------ --------  ------  --------
    Other income (expense), net.....     (86)     84       47      66     1,246
                                      ------  ------ --------  ------  --------
Income (loss) before income taxes...    (132)    782   (9,462)   (877)  (29,952)
Provision for (benefit from) income
 taxes..............................     (85)    495      (66)    (36)        1
                                      ------  ------ --------  ------  --------
Net income (loss)...................  $  (47) $  287 $ (9,396) $ (841) $(29,953)
                                      ======  ====== ========  ======  ========
Net income (loss) per share, basic
 and diluted........................  $  --   $ 0.01 $  (0.45) $(0.04) $  (1.43)
                                      ======  ====== ========  ======  ========
Shares used in calculating basic and
 diluted net income (loss) per
 share..............................  21,000  21,000   21,000  21,000    21,000
                                      ======  ====== ========  ======  ========
Pro forma basic and diluted net loss
 per share (unaudited) (Notes 1 and
 8).................................                 $ (0.37)          $  (0.65)
                                                     ========          ========
Shares used in calculating pro forma
 basic and diluted net loss per
 share (unaudited) (Notes 1 and 8)..                   25,121            46,200
                                                     ========          ========
* Amortization of deferred stock
  compensation:
  Cost of revenue...................  $  --   $  --  $    --   $  --   $    133
  Sales and marketing...............     --      --     1,067     --      1,112
  Research and development..........     --      --       496     --      1,394
  General and administrative........     --      --       968     --        443
                                      ------  ------ --------  ------  --------
    Total...........................  $  --   $  --  $  2,531  $  --   $  3,082
                                      ======  ====== ========  ======  ========

                See notes to consolidated financial statements.

                       TURBOLINUX, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                  Years Ended December 31, 1997, 1998 and 1999
                       and Six Months Ended June 30, 2000
                      (In thousands, except share amounts)

                                                             Notes                     Retained
                             Common Stock      Deferred    Receivable   Accumulated    Earnings                 Total
                          ------------------    Stock         from     Comprehensive (Accumulated           Comprehensive
                            Shares   Amount  Compensation Stockholders Income (Loss)  (Deficit)    Total    Income (Loss)
                          ---------- ------- ------------ ------------ ------------- ------------ --------  -------------
Balances, January 1,
 1997...................  21,000,000 $   115   $    --      $   --         $ (19)      $    477   $    573
Net loss................                                                                    (47)       (47)   $    (47)
Translation adjustment..                                                      29                        29          29
                                                                                                              --------
Comprehensive loss......                                                                                      $    (18)
                          ---------- -------   --------     -------        -----       --------   --------    ========
Balances, December 31,
 1997...................  21,000,000     115        --          --            10            430        555
Net income..............                                                                    287        287    $    287
Translation adjustment..                                                      44                        44          44
                                                                                                              --------
Comprehensive income....                                                                                      $    331
                          ---------- -------   --------     -------        -----       --------   --------    ========
Balances, December 31,
 1998...................  21,000,000     115        --          --            54            717        886
Net loss................                                                                 (9,396)    (9,396)   $ (9,396)
Translation adjustment..                                                    (104)                     (104)       (104)
                                                                                                              --------
Comprehensive loss......                                                                                      $ (9,500)
                                                                                                              ========
Effect of stock split
 (see Note 1)...........                  20                                                (20)       --
Distribution to
 stockholders (see
 Note 1)................                                                                    (55)       (55)
Deferred stock
 compensation...........              12,269    (12,269)                                               --
Amortization of deferred
 stock compensation.....                          2,531                                              2,531
                          ---------- -------   --------     -------        -----       --------   --------
Balances, December 31,
 1999...................  21,000,000  12,404     (9,738)        --           (50)        (8,754)    (6,138)
Net loss*...............                                                                (29,953)   (29,953)   $(29,953)
Translation
adjustment*.............                                                      48                        48          48
                                                                                                              --------
Comprehensive loss*.....                                                                                      $(29,905)
                                                                                                              ========
Issuance of stock
 options and warrants
 related to acquisition
 of Active Tools assets
 (see Note 2)*..........               5,549                                                         5,549
Exercise of stock
 options*...............   6,982,276   1,648                 (1,545)                                   103
Issuance of common stock
 warrants*..............                 686                                                           686
Deferred stock
 compensation*..........              10,550    (10,550)                                               --
Amortization of deferred
 stock compensation*....                          3,082                                              3,082
                          ---------- -------   --------     -------        -----       --------   --------
Balances, June 30,
 2000*..................  27,982,276 $30,837   $(17,206)    $(1,545)       $  (2)      $(38,707)  $(26,623)
                          ========== =======   ========     =======        =====       ========   ========

-----
* Unaudited

                See notes to consolidated financial statements.

                       TURBOLINUX, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                           Years Ended           Six Months
                                          December 31,         Ended June 30,
                                      -----------------------  ----------------
                                      1997    1998     1999     1999     2000
                                      -----  -------  -------  ------  --------
                                                                 (Unaudited)
Cash flows from operating
 activities:
Net income (loss)...................  $ (47) $   287  $(9,396) $ (841) $(29,953)
Reconciliation of net loss to net
 cash (used in) provided by
 operating activities:
 Depreciation and amortization......     58       25       90      12       792
 Amortization of deferred stock
  compensation......................    --       --     2,531     --      3,082
 In process research and
  development (see Note 2)..........    --       --       --      --      1,132
 (Gain) loss on the disposal of
  property and equipment............     (4)       6       15     --        --
 Deferred income taxes..............    (63)     113      164     (35)      --
 Issuance of common stock warrants
  for services......................    --       --       --      --        573
 Changes in operating assets and
  liabilities:
   Accounts receivable..............    115   (1,066)     378   1,040      (453)
   Prepaid expenses and other.......     (9)     (35)    (643)   (374)   (2,008)
   Accounts payable.................    (78)     313      699     (94)    2,432
   Accrued expenses.................    (79)     318    3,448     113      (417)
   Deferred revenues................    --       --       --      --        983
   Income tax payable...............      8      --      (187)     19        51
   Long-term liabilities............    --       406       32     --        --
                                      -----  -------  -------  ------  --------
     Net cash provided by (used in)
      operating activities..........    (99)     367   (2,869)   (160)  (23,786)
                                      -----  -------  -------  ------  --------
Cash flows from investing
 activities:
Purchases of property and
 equipment..........................     (9)      (2)  (1,061)   (151)   (3,118)
Proceeds from the sale of property
 and equipment......................     31      --       --      --        --
Cash paid for acquisition of Active
 Tools Pty. Ltd. assets.............    --       --       --      --     (2,850)
Other assets........................     72       (7)    (272)   (103)     (745)
                                      -----  -------  -------  ------  --------
     Net cash provided by (used in)
      investing activities..........     94       (9)  (1,333)   (254)   (6,713)
                                      -----  -------  -------  ------  --------
Cash flows from financing
 activities:
Proceeds from sale of preferred
 stock..............................    --       --    38,528     --     23,375
Proceeds from sale of common stock..    --       --       --      --        103
Bank overdraft increase (decrease)..    --       212     (212)   (212)      --
Payable to stockholders increase
 (decrease).........................    (27)     (19)      55     454       (81)
Deferred offering costs.............    --       --       --      --       (664)
                                      -----  -------  -------  ------  --------
     Net cash provided by (used in)
      financing activities..........    (27)     193   38,371     242    22,733
                                      -----  -------  -------  ------  --------
Net increase (decrease) in cash and
 cash equivalents...................    (32)     551   34,169    (172)   (7,766)
Effect of exchange rate on cash
 equivalents........................     30       48      (90)     29        45
Cash and cash equivalents, beginning
 of period..........................     33       31      630     630    34,709
                                      -----  -------  -------  ------  --------
     Cash and cash equivalents, end
      of period.....................  $  31  $   630  $34,709  $  487  $ 26,988
                                      =====  =======  =======  ======  ========
Noncash investing and financing
 activities:
Acquisition of Active Tools Pty.
 Ltd. assets:
 Value of common stock options and
  warrants issued...................  $ --   $   --   $   --   $  --   $  5,549
 Cash paid..........................    --       --       --      --      2,850
                                      -----  -------  -------  ------  --------
Assets acquired (including
 intangibles of $7,267).............  $ --   $   --   $   --   $  --   $  8,399
                                      =====  =======  =======  ======  ========
Issuance of common stock for notes
 receivable.........................  $ --   $   --   $   --   $  --   $  1,545
                                      =====  =======  =======  ======  ========
Issuance of common stock warrants
 related to a facilities lease......  $ --   $   --   $   --   $  --   $    113
                                      =====  =======  =======  ======  ========
Supplemental disclosure of cash flow
 information:
Cash paid during the period for
 Income taxes.......................  $   1  $    12  $    40  $   40  $    --
                                      =====  =======  =======  ======  ========

                See notes to consolidated financial statements.

                       TURBOLINUX, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years Ended December 31, 1997, 1998 and 1999
                and the Six Months Ended June 30, 1999 and 2000
            (Information as of June 30, 2000 and for the six months
                  ended June 30, 1999 and 2000 is unaudited.)

1. Organization and Summary of Significant Accounting Policies

  Organization and Basis of Presentation--Turbolinux, Inc. (formerly Pacific HiTech, Inc.) (the "Company" or "Turbo") was incorporated in Utah in 1992 and was reincorporated in Delaware in June 1999. Turbolinux Japan KK (formerly Pacific HiTech KK) ("Turbolinux Japan") was incorporated in Japan in 1995. The Company is a leading developer of Linux software and related products.

  Through December 31, 1996, two stockholders, Irving W. Miller and Iris M. Miller (the "Significant Stockholders") owned 100% and 50% of the outstanding stock of Turbolinux, Inc. and Turbolinux Japan, respectively. In addition, the Significant Stockholders performed all significant management functions and controlled the board of directors of Turbolinux, Inc. and Turbolinux Japan. During 1997, the Significant Stockholders purchased the remaining 50% of the outstanding common stock of Turbolinux Japan for an insignificant amount.

  During 1999, Turbolinux, Inc. purchased 100% of the common stock of Turbolinux Japan from the Significant Stockholders for approximately $55,000. This transaction was accounted for as a distribution to stockholders.

  In connection with the Company's reincorporation in Delaware in 1999, the outstanding 10,000 shares of $0.10 par common stock were exchanged for the 21,000,000 shares of $0.001 par value common stock. This exchange has been accounted for as a stock split and all share amounts in these financial statements have been adjusted to give effect to the exchange. The $20,000 adjustment to increase the recorded par value has been recorded as a distribution to stockholders. In addition, the financial statements have been presented as if the Company owned Turbolinux Japan for all periods presented.

  The consolidated financial statements include the Company and its majority- and wholly-owned subsidiaries (including Turbolinux Japan as it was under common ownership and control for all periods presented). All material intercompany balances and transactions have been eliminated.

  Use of Estimates--The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents--The Company considers all highly liquid debt instruments with maturities at the date of purchase of three months or less to be cash equivalents.

  Property and Equipment--Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives, generally three to seven years. Amortization of leasehold improvements is computed over the shorter of the lease term or the estimated useful lives of the related assets.

                       TURBOLINUX, INC. AND SUBSIDIARIES

                  Years Ended December 31, 1997, 1998 and 1999
                and the Six Months Ended June 30, 1999 and 2000
            (Information as of June 30, 2000 and for the six months
                  ended June 30, 1999 and 2000 is unaudited.)


  Intangible Assets--Intangible assets include acquired workforce, acquired technology and goodwill (see Note 2). The acquired workforce and existing technology are amortized on a straight-line basis over estimated useful lives of three to five years. Goodwill is amortized on a straight-line basis over an estimated useful life of seven years. Intangible asset amortization totaled $441,000 for the six months ended June 30, 2000.

  Long-Lived Assets--The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying value.

  Revenue Recognition--Revenue is recognized when earned in accordance with applicable accounting standards, including American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as amended. Revenue from the sale of software is recognized when each of the following criteria have been met: a purchase order has been received, delivery has occurred or services have been performed, the sale price is fixed and determinable and collection of the resulting receivable is probable.

  The Company requires all sales into the distribution channel, other than sales through their website, to have a written agreement. If a reserve for returns of products sold through distributors and other resellers can be reasonably estimated, revenue is recognized upon shipment, less a reserve for sales returns, and when all revenue recognition criteria have been met. If a reserve for these returns cannot be reasonably estimated, revenue is recognized upon sell-through to the end user or, if sell-through information is not available, the collection of cash, and when all revenue recognition criteria have been met. Product returns due to defects and damage during shipment are insignificant and are included in warranty costs.

  For the sale of some of its software products, the Company currently provides telephone and email technical support services for 60 to 90 days after customer registration, depending upon the product. There is no additional fee for these services, which do not include product updates or upgrade rights. Since the Company does not currently sell these technical support services separately, there is no vendor specific objective evidence of the fair value of these services. Therefore, the Company recognizes all of the revenue from these sales over the period that the technical support services are provided.

  Revenue related to shipments to resellers where a significant post-delivery obligation exists or the sale is subject to customer acceptance, is deferred until there is no significant obligation remaining or acceptance has occurred. To date, the Company has not shipped any products having significant post-delivery obligations or subject to acceptance.

  Revenue for support, maintenance, consulting and training services is recognized as services are performed. Revenue from any extended support agreements is deferred and

                       TURBOLINUX, INC. AND SUBSIDIARIES

                  Years Ended December 31, 1997, 1998 and 1999
                and the Six Months Ended June 30, 1999 and 2000
            (Information as of June 30, 2000 and for the six months
                  ended June 30, 1999 and 2000 is unaudited.)

recognized as the services are provided or over the period of the contract. Through June 30, 2000, revenue for support, maintenance, consulting and training services have not been significant.

  Software Development Costs--Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, Computer Software To Be Sold, Leased or Otherwise Marketed. The costs to develop such software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility.

  Research and Development--Costs incurred in research and development are charged to operations as incurred.

  Royalty Costs--Royalties that the Company is required to pay on applications licensed from third parties that are a component of the software products sold by the Company are expensed as cost of revenue on a per unit basis as software products are sold. Royalties paid in advance of the sale of the Company's software products are included in prepaid expenses and recorded as expense when the related software products are sold.

  Advertising Costs--All advertising costs are expensed as incurred. Advertising costs, which are included in sales and marketing expense, were $99,000, $66,000 and $1,286,000 for 1997, 1998 and 1999, respectively.

  Income Taxes--Income taxes are provided under the provisions of SFAS No. 109, Accounting for Income Taxes. This statement requires an asset and liability approach to account for income taxes and requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is recorded to reduce net deferred tax assets to amounts that are more likely than not to be realized.

  Stock-Based Awards--The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees.

  The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force ("EITF") Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which requires that the fair value of such instruments be recognized as an expense over the period in which the related services are received.

  Foreign Currency Translation--The functional currencies of the Company's significant foreign subsidiaries are their local currencies. Accordingly, gains and losses from the

                       TURBOLINUX, INC. AND SUBSIDIARIES

                  Years Ended December 31, 1997, 1998 and 1999
                and the Six Months Ended June 30, 1999 and 2000
            (Information as of June 30, 2000 and for the six months
                  ended June 30, 1999 and 2000 is unaudited.)

translation of the financial statements of foreign subsidiaries are reported as a separate component of accumulated other comprehensive income. Foreign currency transaction gains and losses are included in net earnings.

  Significant Customers and Credit Risk--Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents primarily consist of money market accounts and cash in bank accounts. The Company performs ongoing credit evaluations to reduce credit risk and maintains allowances for estimated potential bad debt losses.

  Certain Significant Risks and Uncertainties--The Company operates in the software industry, and accordingly, can be affected by a variety of factors. For example, management of the Company believes that changes in any of the following areas could have a significant negative effect on the Company's future financial position, results of operations and cash flows: ability to obtain additional financing; regulatory changes; fundamental changes in the technology underlying the Company's software products; market acceptance of the Company's products under development; development of sales channels; litigation or other claims against the Company; the hiring, training and retention of key employees; successful and timely completion of product development efforts; and new product introductions by competitors.

  Recently Issued Accounting Standards--In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. In May 1999, SFAS No. 133 was amended to defer its effective date. SFAS No. 133 is effective for the Company in fiscal 2001. Although the Company has not fully assessed the implications of SFAS No. 133, the Company does not believe that adoption of this statement will have a material impact on the Company's financial position or results of operations.

  Net Income (Loss) per Share--Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding (excluding shares subject to repurchase), for the period. Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Common share equivalents are excluded from the computation in loss periods as their effect would be antidilutive.

  Unaudited Pro forma Net Loss per Common Share--Pro forma basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase) plus the weighted average number of common shares resulting from the assumed conversion upon the closing of the planned initial public offering of outstanding shares of convertible preferred stock.

                       TURBOLINUX, INC. AND SUBSIDIARIES

                  Years Ended December 31, 1997, 1998 and 1999
                and the Six Months Ended June 30, 1999 and 2000
            (Information as of June 30, 2000 and for the six months
                  ended June 30, 1999 and 2000 is unaudited.)


  Unaudited Interim Financial Information--The unaudited interim financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 has been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this interim information when read in conjunction with the consolidated financial statements and notes thereto. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

  Unaudited Pro forma Information--The unaudited pro forma balance sheet information as of June 30, 2000 assumes that the following transactions had occurred as of June 30, 2000 (i) the issuance after June 30, 2000 of 8,465,753 shares of redeemable convertible preferred stock for net proceeds of approximately $30,200,000, (ii) the conversion of all shares of redeemable convertible preferred stock outstanding as of June 30, 2000 and issued after June 30, 2000 into common stock upon completion of the initial public offering on a one-to-one basis and (iii) the Company's repurchase of 2,054,793 shares of common stock from the Significant Stockholders for $7,500,000 (see Note 14).

2. Acquisition

  In February 2000, the Company acquired certain assets of Active Tools Pty. Ltd. ("Active"), a software company, in exchange for cash of $2,850,000 and fully-vested options to purchase 1,100,000 shares of the Company's common stock at $0.50 per share and fully-vested warrants to purchase 710,000 shares of the Company's common stock at $0.50 per share having an estimated fair value totaling $5,549,000 (see Note 7). The acquisition was treated as a purchase and, accordingly, the acquired assets and liabilities were recorded at their fair market values at the date of acquisition.

  The aggregate purchase price of $8,399,000 has been allocated as follows (in thousands):

   Acquired in-process research and development......................... $1,132
   Intangible assets:
     Workforce..........................................................     89
     Existing technology................................................  1,437
     Goodwill...........................................................  5,741
                                                                         ------
       Total............................................................ $8,399
                                                                         ======

  The purchase price allocation and intangible valuation was based on management's estimates of the after-tax net cash flows and gave explicit consideration to the Securities and Exchange Commission's views on purchased in-process research and development as set forth in its September 9, 1998 letter to the American Institute of Certified Public Accountants. Specifically, the valuation gave consideration to the following: (i) the employment of a fair market value premise excluding any Company-specific considerations which could result in estimates of investment value for the subject assets; (ii) comprehensive due diligence concerning all potential intangible assets including trademarks/trade names, patents, copyrights, non-compete agreements, assembled workforce, customer relationships and sales

                       TURBOLINUX, INC. AND SUBSIDIARIES

                  Years Ended December 31, 1997, 1998 and 1999
                and the Six Months Ended June 30, 1999 and 2000
            (Information as of June 30, 2000 and for the six months
                  ended June 30, 1999 and 2000 is unaudited.)

channel; (iii) the value of existing technology was specifically addressed, with a view toward ensuring that the relative allocations to existing technology and in-process research and development were consistent with the relative contributions of each to the final product; and (iv) the allocation to in-process research and development was based on a calculation that considered only the efforts completed as of the transaction date, and only the cash flow associated with said completed efforts for one generation of the products currently in process.

  As indicated above, the Company recorded a one-time charge of $1,132,000 in research and development expenses during the six months ended June 30, 2000 for purchased in-process research and development related to the Active acquisition. The charge related to the portion of these products, excluding existing technology, that had not reached technological feasibility, had no alternative future use and for which successful development was uncertain. Management's conclusion that the in-process development effort had no alternative future use was reached in consultation with the engineering personnel from both the Company and Active.

  The following unaudited pro forma information shows the results of operations for the year ended December 31, 1999 and the six months ended June 30, 2000 as if the Active acquisition had occurred as of January 1, 1999. The results are not necessarily indicative of what would have occurred had the acquisition actually been made at the beginning of the respective periods, or of future operations of the combined companies (in thousands, except per share information):
a

                                                                      Six Months
                                                          Year Ended    Ended
                                                         December 31   June 30,
                                                             1999       2000
                                                         ------------ ----------
   Total revenue........................................   $ 5,018     $ 2,939
   Net loss.............................................    10,835      30,091
   Net loss per share, basic and diluted................      0.52        1.43

3. Property and Equipment

  Property and equipment consist of (in thousands):

                                                         December 31,
                                                         -------------  June 30,
                                                         1998    1999     2000
                                                         -----  ------  --------
   Computer equipment and software...................... $ 148  $  608   $2,208
   Furniture and fixtures...............................    28     177      552
   Leasehold improvements...............................   --      392    1,454
   Vehicles.............................................   --       22       22
   Construction in progress.............................   --      --        65
                                                         -----  ------   ------
     Total..............................................   176   1,199    4,301
   Less accumulated depreciation and amortization.......  (161)   (233)    (564)
                                                         -----  ------   ------
     Property and equipment--net........................ $  15  $  966   $3,737
                                                         =====  ======   ======

                       TURBOLINUX, INC. AND SUBSIDIARIES

                  Years Ended December 31, 1997, 1998 and 1999
                and the Six Months Ended June 30, 1999 and 2000
            (Information as of June 30, 2000 and for the six months
                  ended June 30, 1999 and 2000 is unaudited.)


4. Accrued Expenses

  Accrued expenses consist of (in thousands):

                                                             December 31,
                                                             -----------
                                                                        June 30,
                                                            1998  1999    2000
                                                            ---- ------ --------
   Payroll and related benefits............................ $225 $  420  $1,444
   Preferred stock issuance costs..........................  --   1,425     --
   Marketing costs.........................................    6    584     295
   Other...................................................  134  1,385   1,658
                                                            ---- ------  ------
                                                            $365 $3,814  $3,397
                                                            ==== ======  ======

5. Income Taxes

  The components of income tax expense (benefit) for the years ended December 31 are summarized as follows (in thousands):

                                                              1997  1998 1999
                                                              ----  ---- -----
   Current income taxes--foreign............................. $ 11  $360 $(230)
   Deferred income taxes--foreign............................  (96)  135   164
                                                              ----  ---- -----
     Income tax provision (benefit).......................... $(85) $495 $ (66)
                                                              ====  ==== =====

  The Company's effective tax rate differs from the expected benefit at the federal statutory rates for the years ended December 31 as follows:

                                                         1997    1998    1999
                                                        ------   -----  ------
   Federal statutory tax rate.......................... (35.00)% 35.00% (35.00)%
   State tax rate......................................  (5.75)   5.75   (5.75)
   Foreign income taxes................................ (18.32)  16.64   (0.94)
   Valuation allowance.................................  (6.35)   5.86   40.88
   Other...............................................   0.82    0.04    0.11
                                                        ------   -----  ------
     Provision for income taxes........................ (64.60)% 63.29%  (0.70)%
                                                        ======   =====  ======

  The Company's deferred income tax assets are comprised of the following (in thousands):

                                                               December 31,
                                                               --------------
                                                               1998    1999
                                                               -----  -------
   Net deferred tax assets:
     Net operating loss carryforwards......................... $ 130  $ 3,747
     General business credit carryforwards....................   --        32
     Other....................................................   193      247
                                                               -----  -------
       Total gross deferred tax assets before valuation
        allowance.............................................   323    4,026
   Valuation allowance........................................  (159)  (4,026)
                                                               -----  -------
       Total.................................................. $ 164  $   --
                                                               =====  =======

                       TURBOLINUX, INC. AND SUBSIDIARIES

                  Years Ended December 31, 1997, 1998 and 1999
                and the Six Months Ended June 30, 1999 and 2000
            (Information as of June 30, 2000 and for the six months
                  ended June 30, 1999 and 2000 is unaudited.)


  Deferred income taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as net operating loss and tax credit carryforwards.

  At December 31, 1999, the Company had net operating loss ("NOL") carryforwards of approximately $7,598,000 for state and federal loss carryforwards available to offset future income. At December 31, 1999, foreign loss carryforwards are approximately $1,626,000. The federal NOL carryforwards expire through 2020 and the state and foreign NOL carryforwards expire through 2004. In addition, at December 31, 1999, the Company had $21,000 of research and development tax credit carryforwards for federal and $11,000 for state income tax purposes. The federal research and development tax credit carryforwards can be carried forward to 2020 and the state research and development tax credit carryforwards can be carried forward indefinitely.

  Pursuant to certain provisions of the Internal Revenue Code and analogous state law, the utilization of the Company's net operating loss and tax credit carryforwards to offset future taxable income may be limited, on an annual basis, due to ownership changes taking place in prior periods. Management has not yet determined the extent to which the Company may be subject to such limitations. Due to this and other uncertainties regarding the ultimate realization of the value of its deferred tax attributes, the Company has established a valuation allowance sufficient to fully reserve its net deferred tax asset.

6. Redeemable Convertible Preferred Stock

  In 1999, the Company issued 10,135,138 shares of Series A redeemable convertible stock at $0.74 per share resulting in net proceeds of $7,433,000 and 8,912,329 shares of Series B redeemable convertible preferred stock at $3.65 per share resulting in net proceeds of $31,095,000.

  In January 2000, the Company issued an additional 6,711,584 shares of Series B preferred stock at $3.65 per share resulting in net proceeds of $23,375,000.

  Significant terms of the redeemable convertible preferred stock are as follows:

  . Each share is convertible, at the option of the holder, into one share of common stock (subject to adjustments for events of dilution). Shares of Series A will be automatically converted into common stock upon majority vote of the stockholders or upon the closing of a public offering yielding gross proceeds in excess of $10 million. Shares of Series B will be automatically converted into common stock upon majority vote of the stockholders or upon closing of a public offering yielding an offering price of at least two times the original issue price of $3.65 per share.

  . Shares are redeemable at the option of the holders of a majority of each series of preferred stock outstanding five years after the original issue date if the Company has not completed a public offering resulting in the conversion of such shares into common stock. The redemption price of the shares is the original issue price of $0.74

                       TURBOLINUX, INC. AND SUBSIDIARIES

                 Years Ended December 31, 1997, 1998 and 1999
                and the Six Months Ended June 30, 1999 and 2000
            (Information as of June 30, 2000 and for the six months
                  ended June 30, 1999 and 2000 is unaudited.)

     and $3.65 per share for the Series A and Series B (as adjusted for any stock dividends, combinations or splits), respectively.

  . Each share has the same voting rights as the number of shares of common stock into which it is convertible.

  . Holders of Series B preferred stock are entitled to annual noncumulative dividends at a rate of 8% of the original issue price per share, when and if declared by the Board of Directors, prior to any dividends declared on Series A and common stock. Holders of Series A preferred stock are entitled to annual noncumulative dividends at a rate of 8% of the original issue price per share, when and if declared by the Board of Directors, prior to any dividends declared on common stock. No such dividends have been declared.

  . In the event of liquidation, dissolution or winding up of the Company, the preferred stockholders of Series A and Series B shall receive an amount equal to the original issue price plus all declared and unpaid dividends. Any remaining assets will be distributed among the holders of common stock on a pro rata basis.

7. Stockholders' Equity

  Common Stock

  Common Shares Reserved for Issuance--At December 31, 1999, the Company had reserved shares of common stock for issuance as follows:

   Conversion of outstanding preferred stock                          19,047,467
   Issuance under stock option plan..................................  9,000,000
                                                                      ----------
     Total........................................................... 28,047,467
                                                                      ==========

  Stock Plans

  Under the Company's 1999 Equity Incentive Plan (the "Plan"), 12,000,000 shares (increased by 3,000,000 shares during the six months ended June 30, 2000) are reserved for issuance to employees, consultants and directors. Incentive stock options are granted at fair market value of the underlying stock (as determined by the Board of Directors) at the date of grant; nonstatutory options and stock sales may be offered at not less than 85% of fair market value. Generally, options become exercisable over four years and expire ten years after the date of grant. As of December 31, 1999 and June 30, 2000, the Company had 2,947,500 and 5,325,000 shares available for grant.

  In February 2000, nonqualified stock options to purchase 3,175,276 shares of the Company's common stock were granted to two executives. Also in February 2000, the Company issued nonqualified stock options to purchase 1,100,000 shares of the Company's common stock related to the acquisition of Active Tools Pty. Ltd. assets (see Note 2). These options were granted separate from the Company's 1999 Equity Incentive Plan.

                       TURBOLINUX, INC. AND SUBSIDIARIES

                  Years Ended December 31, 1997, 1998 and 1999
                and the Six Months Ended June 30, 1999 and 2000
            (Information as of June 30, 2000 and for the six months
                  ended June 30, 1999 and 2000 is unaudited.)


  The Board of Directors in their determination of fair market value on the date of grant takes into consideration many factors including, but not limited to, the Company's financial performance, current economic trends, actions by competitors, market maturity, emerging technologies and near term backlog.

  A summary of stock option activity is as follows:

                                                         Outstanding Options
                                                         --------------------
                                                                     Weighted
                                                                     Average
                                                                     Exercise
                                                                      Price
                                                         Number of     per
                                                           Shares     Share
                                                         ----------  --------
   Options granted in 1999 (weighted-average fair value
    of $1.49)...........................................  6,052,500   $0.10
   Outstanding, December 31, 1999.......................  6,052,500   $0.10
   Options granted (weighted-average fair value of
    $3.00)*.............................................  5,228,276   $0.50
   Options exercised*................................... (6,982,276)  $0.24
   Options canceled*....................................   (330,500)  $0.44
                                                         ----------
     Outstanding, June 30, 2000*........................  3,968,000   $0.36
                                                         ==========

--------
* Unaudited

  The following table summarizes information concerning options outstanding as of December 31, 1999:

                       Options Outstanding                       Options Vested
   -----------------------------------------------------------------------------
                                            Weighted
                                             Average
                                            Remaining  Weighted         Weighted
                                           Contractual Average          Average
   Range of                      Number       Life     Exercise Number  Exercise
   Exercise Prices             Outstanding   (Years)    Price   Vested   Price
   ---------------             ----------- ----------- -------- ------- --------
   $0.10......................  6,052,500     9.74      $0.10   718,018  $0.10
                                =========     ====      =====   =======  =====

  Deferred Stock Compensation--In connection with options granted to purchase common stock, the Company recorded deferred stock compensation of $0, $0, $12,269,000 and $10,550,000 in 1997, 1998, 1999 and the six months ended June
30, 2000, respectively. Such amount represents, for employee stock options, the difference between the exercise price and the fair value of the Company's common stock at the date of grant, and, for non-employee options, the deemed fair value of the option at the date of vesting. The deferred compensation is being amortized to expense over the vesting period of the underlying stock options. Stock-based compensation expense of $0, $0, $2,531,000 and $3,082,000 was recognized during 1997, 1998, 1999 and the six months ended June 30, 2000, respectively. The fair value of options granted to nonemployees is estimated using the Black-Scholes option pricing model with the following weighted average assumptions: no dividend yield; volatility of 70%; risk-free interest rate of 6.64% and 6.38% in 1999 and the six months ended June 30, 2000, respectively; and a contractual life of ten years.

                       TURBOLINUX, INC. AND SUBSIDIARIES

                  Years Ended December 31, 1997, 1998 and 1999
                and the Six Months Ended June 30, 1999 and 2000
            (Information as of June 30, 2000 and for the six months
                  ended June 30, 1999 and 2000 is unaudited.)


  Additional Stock Plan Information--As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25. Accordingly, no compensation expense has been recognized in the consolidated financial statements for employee stock arrangements when the exercise price is equal to the fair market value at the date of grant.

  Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), requires the disclosure of pro forma net income or loss had the Company adopted the fair value method. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the minimum value method with the following weighted average assumptions for fiscal 1999: expected option lives of two years following vesting; risk-free rates of approximately 5.92%; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and recognition of forfeitures as they occur. If the computed fair values of the fiscal 1999 awards had been amortized to expense, pro forma net loss for 1999 would have been $9,414,000.

  Notes Receivable from Stockholders--In January and March 2000, in conjunction with the exercise of options for 5,950,276 shares of common stock by certain officers and employees of the Company, the Company received $1,545,000 of notes receivable. These full recourse notes are secured by common stock (5,950,276 shares) bearing interest at 6.0% to 6.8% and generally are due five years from the issue date. The stock sold in connection with these notes and other stock sales for cash are subject to repurchase by the Company at the original issue price. This right generally lapses over a four-year period subject to continued employment. At December 31, 1999 and June 30, 2000, 0 and approximately 6,982,276 shares of common stock, respectively, are subject to this repurchase right.

  Warrants--In February 2000, the Company issued a fully vested warrant to purchase 50,000 shares of common stock at $3.65 per share in connection with a new facilities lease. The warrant expires in 2008. The estimated fair value of the warrant of $113,000 has been included in other assets and is being amortized over the lease term. In February 2000, the Company issued a fully vested warrant to purchase 190,608 shares of common stock at $0.50 to a consultant in connection with the hiring of an officer of the Company. The warrant expires in 2007. The estimated fair value of the warrant of $573,000 has been included in general and administrative expenses during the six months ended June 30, 2000.

  In conjunction with the acquisition of Active (see Note 2), the Company issued fully vested warrants to purchase an aggregate of 710,000 shares of the Company's common stock at $0.50 per share. The warrants expire in February 2005. The estimated fair value of the warrants of $2,177,000 has been included as part of the purchase price of Active.

                       TURBOLINUX, INC. AND SUBSIDIARIES

                  Years Ended December 31, 1997, 1998 and 1999
                and the Six Months Ended June 30, 1999 and 2000
            (Information as of June 30, 2000 and for the six months
                  ended June 30, 1999 and 2000 is unaudited.)


8. Net income (loss) per Share

  The following is a reconciliation of the numerators and denominators used in computing basic and diluted net income (loss) per share (in thousands, except per share amounts):

                                            Years Ended          Six Months
                                           December 31,        Ended June 30,
                                       ----------------------  ----------------
                                        1997    1998   1999     1999     2000
                                       ------  ------ -------  ------  --------
Net income (loss) (numerator), basic
 and diluted.........................  $  (47) $  287 $(9,396) $ (841) $(29,953)
                                       ======  ====== =======  ======  ========
Shares (denominator):
  Weighted average common shares
   outstanding.......................  21,000  21,000  21,000  21,000    27,191
  Weighted average common shares
   outstanding subject to
   repurchase........................     --      --      --      --     (6,191)
                                       ------  ------ -------  ------  --------
    Shares used in computation, basic
     and diluted.....................  21,000  21,000  21,000  21,000    21,000
                                       ======  ====== =======  ======  ========
    Net income (loss) per share,
     basic and diluted...............  $  --   $ 0.01 $ (0.45) $(0.04) $  (1.43)
                                       ======  ====== =======  ======  ========
Shares used in computation, basic and
 diluted.............................                  21,000            21,000
Weighted average preferred stock
 outstanding.........................                   4,121            25,200
                                                      -------          --------
Shares used in computing pro forma
 per share amounts on a converted
 basis...............................                  25,121            46,200
                                                      =======          ========
Pro forma net loss per share on a
 converted basis, basic and diluted..                 $ (0.37)         $  (0.65)
                                                      =======          ========

  For the above mentioned periods, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following:

                                              Years Ended         Six Months
                                              December 31,      Ended June 30,
                                          -------------------- ---------------
                                          1997 1998    1999    1999    2000
                                          ---- ---- ---------- ---- ----------
   Convertible preferred stock...........  --   --  19,047,467  --  25,759,051
   Shares of common stock subject to
    repurchase...........................  --   --         --   --   6,982,276
   Outstanding options...................  --   --   6,052,500  --   3,968,000
   Warrants..............................  --   --         --   --     950,608

                       TURBOLINUX, INC. AND SUBSIDIARIES

                  Years Ended December 31, 1997, 1998 and 1999
                and the Six Months Ended June 30, 1999 and 2000
            (Information as of June 30, 2000 and for the six months
                  ended June 30, 1999 and 2000 is unaudited.)


9. Commitments

  Operating Leases--The Company leases its facilities under various noncancelable operating leases and certain equipment under an operating lease. Under the terms of the facility leases, the Company is responsible for its proportionate share of maintenance, property tax and insurance expenses.

  Annual minimum lease payments for leases in effect at December 31, 1999 were as follows (in thousands):

                                                                       Operating
                                                                        Leases
                                                                       ---------
   2000...............................................................  $  771
   2001...............................................................     346
                                                                        ------
       Total future lease payments....................................  $1,117
                                                                        ======

  Facilities rent expense was approximately $105,000, $30,000 and $524,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

  In January through March 2000, the Company entered into lease agreements for $188,000 per month for its corporate facilities expiring in fiscal year 2008. With the expansion of operations, the Company entered into additional facility leases totaling approximately $135,000 per month in lease costs with lease terms of up to five years.

10. Employee Benefit Plan

  The Company sponsors a 401(k) Savings and Retirement Plan (the "Plan") for all employees who meet certain eligibility requirements. Participants may contribute, on a pre-tax basis, between 1% and 15% of their annual compensation, but not to exceed a maximum contribution amount pursuant to
Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the Plan for any of the years presented.

                       TURBOLINUX, INC. AND SUBSIDIARIES

                  Years Ended December 31, 1997, 1998 and 1999
                and the Six Months Ended June 30, 1999 and 2000
            (Information as of June 30, 2000 and for the six months
                  ended June 30, 1999 and 2000 is unaudited.)


11. Segment and Geographic Information

  Effective January 1, 1999, the Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS 131 establishes disclosures related to components of a company for which separate financial information is available and evaluated regularly by a company's chief operating decision makers in deciding how to allocate resources and in assessing performance. The Company determined it did not have any separately reportable operating segments as of December 31, 1997, 1998 or 1999 or as of June 30, 2000. The Company has offices in the United States and Japan, which are considered material on an individual basis. Offices in China, Hong Kong, Korea and Taiwan are collectively referred to as "Asia Pacific." Offices in the United Kingdom, Germany, Argentina and Australia are collectively referred to as "Rest of the World." The following presents net sales and long-lived assets by geographic territory (in thousands):

                                                                    Six Months
                                                  Year Ended          Ended
                                                  December 31,       June 30,
                                              -------------------- -------------
                                               1997   1998   1999   1999   2000
                                              ------ ------ ------ ------ ------
   Total revenue:
     United States........................... $  533 $  135 $  140 $   49 $  422
     Japan...................................  1,082  3,439  4,690  1,717  2,193
     Asia Pacific............................    --     --     109    --     181
     Rest of the world.......................    --     --     --     --     136
                                              ------ ------ ------ ------ ------
       Total revenue*........................ $1,615 $3,574 $4,939 $1,766 $2,932
                                              ====== ====== ====== ====== ======

--------
* Revenue is attributed to countries based on location of customers invoiced.


                                                              As of      As of
                                                          December 31,  June 30,
                                                          ------------- -------
                                                          1998   1999    2000
                                                          ------------- -------
   Long-lived assets:
     United States....................................... $ 13  $   505 $ 9,309
     Japan...............................................   77      593   2,142
     Asia Pacific........................................   --      211     849
     Rest of the world...................................   --      --      128
                                                          ----  ------- -------
       Total long-lived assets........................... $ 90  $ 1,309 $12,428
                                                          ====  ======= =======

                       TURBOLINUX, INC. AND SUBSIDIARIES

                  Years Ended December 31, 1997, 1998 and 1999
                and the Six Months Ended June 30, 1999 and 2000
            (Information as of June 30, 2000 and for the six months
                  ended June 30, 1999 and 2000 is unaudited.)


12. Major Customers

  The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of net revenue or accounts receivable:

                                                              Net Revenue
                                                        ----------------------------
                                                                             Six
                              Accounts Receivable                          Months
                             --------------------------  Years Ended        Ended
                             December 31,                December 31,     June 30,
                             ------------      June 30, ----------------  ----------
                              1998     1999      2000   1997  1998  1999  1999  2000
                             ------   ------   -------- ----  ----  ----  ----  ----
   A........................     38%      32%     36%    --    30%   35%   38%   29%
   B........................     23%      22%     17%    13%   20%   26%   27%   16%
   C........................     12%      --      --     15%   13%   --    --    --

13. Related Party Transactions

  At December 31, 1998 and 1999, the Company owed $62,000 and $180,000 to the Significant Stockholders. These amounts primarily represent noninterest bearing advances from the stockholders and have been repaid in 2000 including approximately $99,000 subsequent to June 30, 2000.

14. Subsequent Events

  During the period July 1, 2000 through October 15, 2000, the Company granted 4,660,300 stock options to employees with a weighted average exercise price of $0.53 which will result in additional deferred stock compensation.

  During the period July 1, 2000 through October 15, 2000, the Company issued 8,465,753 additional shares of Series B redeemable convertible preferred stock for $3.65 per share for total proceeds of approximately $30,200,000 (net of estimated issuance costs of $700,000).

  In October 2000, the Company entered into a separation agreement with its Significant Stockholders. As part of the separation agreement, the Company:

  . Repurchased from the Significant Stockholders 2,054,793 shares of the Company's common stock for $7,500,000, or $3.65 per share.

  . Made severance payments of approximately $850,000 and may be required to make additional severance payments during 2000 and 2001 of up to a total of $350,000. The actual amount of additional severance payments will be based on the maximum percentage of any target incentive bonus the Company pays its executive officers during 2000 and 2001.

  . Will make loans to the Significant Stockholders, secured by common stock of the Company owned by the Significant Stockholders, related to any tax liabilities assessed against them as a result of their ownership of the Company prior to 1995.

                       TURBOLINUX, INC. AND SUBSIDIARIES

                  Years Ended December 31, 1997, 1998 and 1999
                and the Six Months Ended June 30, 1999 and 2000
            (Information as of June 30, 2000 and for the six months
                  ended June 30, 1999 and 2000 is unaudited.)

  . Will indemnify the Significant Stockholders for a maximum amount of $750,000 for any tax liability assessed against them as a result of their sale of the Company's Japanese subsidiary to the Company.

  In October 2000, the Company's board of directors approved, subject to stockholder approval, the following:

  . An increase in the authorized shares of common stock to 200,000,000 and the creation of newly undesignated preferred stock totaling 10,000,000 shares, contingent upon the closing of the Company's initial public offering.

  . Adoption of the Company's 2000 Stock Incentive Plan (the 2000 Plan).
    Initially, 3,000,000 shares are reserved for issuance under the 2000 Plan. Additional shares available for future awards under the Company's 1999 Equity Incentive Plan as of the effective date of the Company's initial public offering will also be available for issuance under the 2000 Plan. The number of shares reserved under the 2000 Plan will be increased on the first day of each year beginning 2001 and ending 2010 in an amount equal to the lesser of (1) 5% of the number of shares of common stock outstanding as of the first day of such year, (2) 3,000,000 shares or (3) an amount determined by the Company's board of directors.

  . Adoption of the Company's 2000 Non-employee Director Option Program (the
    2000 Director Program). Shares issued under the 2000 Director Program come from shares reserved under the 2000 Plan. Under the 2000 Director Program, non-employee directors who are appointed or elected after the effective date of the Company's initial public offering will receive an initial option to purchase 50,000 shares of the Company's common stock at the fair market value at the grant date. An additional option to purchase 20,000 shares of common stock at the fair market value at the grant date will automatically be granted to each non-employee director following each annual meeting of the Company's stockholders in each subsequent year the director remains a non-employee director.

  . Adoption of the Company's 2000 Employee Stock Purchase Plan (the ESPP).
    The ESPP will become effective upon the closing of the Company's initial public offering. Initially, 500,000 shares are reserved for issuance under the ESPP. The number of shares reserved under the ESPP will be increased on the first day of each year beginning 2001 and ending 2010 in an amount equal to the lesser of (1) 2% of the number of shares of common stock outstanding as of the first day of such year, (2) 500,000 shares or
    (3) an amount determined by the Company's board of directors. Under the ESPP, shares of common stock will be sold to employees at a price not less than 85% of the lower of the fair market value at the beginning of the two-year offering period or the end of the six-month purchase periods.

                                   * * * * *

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Active Tools Pty. Ltd.:

  We have audited the accompanying consolidated balance sheet of Active Tools Pty. Ltd. and subsidiary (the Company) as of December 31, 1999, and the related consolidated statements of operations and accumulated deficit and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Active Tools Pty. Ltd. and subsidiary as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

San Jose, California
May 26, 2000

                     ACTIVE TOOLS PTY. LTD. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET

                               December 31, 1999
   (In thousands of Australian dollars, except for share and per share data)

Assets
Current assets--cash.................................................. A$   70
Property and equipment--net...........................................       9
Investment in and loan to affiliated company (see Note 4).............      15
Other assets..........................................................       2
                                                                       -------
    Total assets...................................................... A$   96
                                                                       =======
Liabilities and Stockholders' Deficiency
Current liabilities:
  Accounts payable.................................................... A$   43
  Accrued liabilities.................................................      17
  Deferred revenue....................................................      52
  Current portion of capital lease obligations........................       2
                                                                       -------
    Total current liabilities.........................................     114
Capital lease obligations.............................................       1
Loan from stockholder.................................................      89

Commitments (See Note 6)

Stockholders' deficiency:
  Ordinary shares--A$1.00 par value; 989,999 shares authorized; 730
   shares issued and outstanding......................................       1
  Class C shares, A$1.00 par value; 1,000 shares authorized; 98 shares
   issued and outstanding.............................................     --
  Additional paid-in capital..........................................      38
  Accumulated deficit.................................................    (147)
                                                                       -------
    Total stockholders' deficiency....................................    (108)
                                                                       -------
    Total liabilities and stockholders' deficiency.................... A$   96
                                                                       =======


                See notes to consolidated financial statements.

                     ACTIVE TOOLS PTY. LTD. AND SUBSIDIARY

          CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT

                          Year Ended December 31, 1999
                      (In thousands of Australian dollars)

Revenue................................................................ A$ 123
Cost of revenue........................................................      7
                                                                        ------
Gross profit...........................................................    116
                                                                        ------
Operating expenses:
  Sales and marketing..................................................     72
  General and administrative...........................................     66
                                                                        ------
    Total operating expenses...........................................    138
                                                                        ------
Loss from operations...................................................    (22)
Other income (expense):
  Interest expense, net................................................     (8)
  Equity in earnings of affiliated company (See Note 4)................      4
                                                                        ------
    Other expense, net.................................................     (4)
                                                                        ------
Net loss...............................................................    (26)
Accumulated deficit--beginning of year.................................   (121)
                                                                        ------
Accumulated deficit--end of year....................................... A$(147)
                                                                        ======



                See notes to consolidated financial statements.

                     ACTIVE TOOLS PTY. LTD. AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                          Year Ended December 31, 1999
                      (In thousands of Australian dollars)

Cash flows from operating activities:
Net loss............................................................... A$(26)
Adjustments to reconcile net loss to net cash provided by operating activities:
  Depreciation and amortization........................................     8
  Interest payable on loan to stockholder..............................     6
  Equity in earnings of affiliated company.............................    (4)
  Changes in assets and liabilities:
    Accounts receivable................................................    44
    Accounts payable and accrued liabilities...........................    (7)
    Deferred revenue...................................................    46
                                                                        -----
      Net cash provided by operating activities........................    67
                                                                        -----
Cash flows from investing activities--loan to affiliated company.......     1
                                                                        -----
Cash flows from financing activities:
Repayment of capital lease obligations.................................    (2)
Repayment of loan from stockholder.....................................    (6)
                                                                        -----
      Net cash used in financing activities............................    (8)
                                                                        -----
Net increase in cash...................................................    60
Cash, beginning of year................................................    10
                                                                        -----
Cash, end of year...................................................... A$ 70
                                                                        =====
Supplemental disclosure of cash flow information:
Cash paid for interest................................................. A$  2
                                                                        =====
Income taxes paid...................................................... A$ --
                                                                        =====



                See notes to consolidated financial statements.

                     ACTIVE TOOLS PTY. LTD. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          Year Ended December 31, 1999

1. Business

  Nature of Operations--Active Tools Pty. Ltd. (the "Company") was incorporated in Australia in December 1995. The Company develops and markets computer software.

2. Significant Accounting Policies

  Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. The equity method of accounting is used for investments in which the Company has significant influence. Generally this represents common stock ownership of at least 20% and not more than 50%. All material intercompany accounts and transactions have been eliminated.

  Generally Accepted Accounting Principles--These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

  Financial Statement Estimates--The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

  Foreign Currency--The functional and reporting currency of the Company and its subsidiary is the Australian dollar.

  Property and Equipment--Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives, generally three years.

  Software Development Costs--Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. The costs to develop such software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility.

  Revenue Recognition and Deferred Revenue--The Company recognizes revenue in accordance with applicable accounting regulations, including American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition, as amended. Revenue from the sale of software is recognized when each of the following criteria have been met: a purchase order has been received, delivery has occurred or services have been performed, the sale price is fixed and determinable and collection of the resulting receivable is probable.

  Revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, post contract customer support, installation, training, etc.) is allocated to each element based on vendor specific objective evidence of relative fair value of the elements. For arrangements containing multiple elements wherein vendor specific objective evidence does not exist for all undelivered elements, revenue for the delivered and

                     ACTIVE TOOLS PTY. LTD. AND SUBSIDIARY

                          Year Ended December 31, 1999

undelivered elements is deferred until vendor specific objective evidence exists or all elements have been delivered. If the only undelivered element is post contract customer support, revenue for the delivered and undelivered elements is deferred and recognized over the term of the related arrangement.

  Income Taxes--Income taxes are provided under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement requires an asset and liability approach to account for income taxes and requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is recorded to reduce net deferred tax assets to amounts that are more likely than not to be realized.

  Certain Significant Risks and Uncertainties--Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash held with two financial institutions.

  Major Customers--Three customers accounted for 31%, 29% and 14%, respectively, of revenue in fiscal 1999.

  Comprehensive Income--The Company has no material components of other comprehensive loss. Accordingly, comprehensive loss is the same as reported net loss for the period presented.

  Recently Issued Accounting Standards--In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. In June 1999, the FASB issued SFAS No. 137, which deferred the effective date of adoption of SFAS No. 133 for one year. SFAS No. 133 is now effective for the Company in 2001. The Company is in the process of assessing the implications of SFAS No. 133.

3. Property and Equipment

  Property and equipment at December 31, 1999 consist of (in thousands):

   Computer equipment and software....................................... A$ 23
   Less accumulated depreciation and amortization........................   (14)
                                                                          -----
     Property and equipment--net......................................... A$  9
                                                                          =====

4. Investment in and Loan to Affiliated Company

  At December 31, 1999, the Company had a 20% investment in Active Tools Slovenia, Inc., a company incorporated under the laws of Slovenia. No dividends were received during the year.

                     ACTIVE TOOLS PTY. LTD. AND SUBSIDIARY

                          Year Ended December 31, 1999


  The investment in and loan to affiliated company consists of the following (in thousands):

   Investment in affiliated company....................................... A$ 8
   Loan to affiliated company.............................................    7
                                                                           ----
     Total................................................................ A$15
                                                                           ====

  The loan to Active Tools Slovenia, Inc. is unsecured and bears interest at 9% per annum. The principal and interest are payable no later than January 1, 2001.

  Summarized financial information of Active Tools Slovenia, Inc. as of and for the year ended December 31, 1999 is as follows (in thousands):

   Income statement information:
     Revenue............................................................. A$253
     Income from operations..............................................    28
     Net income..........................................................    20

   Balance sheet information:
     Current assets...................................................... A$  2
     Noncurrent assets...................................................    74
     Total liabilities...................................................     9
     Net assets..........................................................    67

5. Accrued Liabilities

  Accrued liabilities at December 31, 1999 consist of (in thousands):

   Compensation........................................................... A$ 3
   Accrued payroll tax....................................................    5
   Other accrued liabilities..............................................    9
                                                                           ----
     Total................................................................ A$17
                                                                           ====

6. Commitments

  Capital Lease--The Company leases computer equipment under a capital lease which expires in April 2001. Future minimum annual lease commitments are as follows (in thousands):

   Year Ending December 31,
   ------------------------
   2000.................................................................... A$2
   2001....................................................................   1
                                                                            ---
   Present value of future minimum payments................................   3
   Current portion.........................................................   2
                                                                            ---
   Noncurrent portion...................................................... A$1
                                                                            ===

                     ACTIVE TOOLS PTY. LTD. AND SUBSIDIARY

                          Year Ended December 31, 1999


  Royalty Agreement--In October 1996, the Company entered into a Software License and Distribution Agreement which provides the Company a perpetual, nonexclusive license to certain third-party technology. The Company is required to pay specified royalties based on a percentage of total gross revenue for a period of five years, which commenced on January 1, 1997. Total royalty expense under the Agreement for 1999 was A$18,600.

7. Income Taxes

  The Company's deferred income tax assets are comprised of the following as of December 31, 1999 (in thousands):

   Net tax assets--net operating loss carryforwards..................... A$  90
   Valuation allowance..................................................    (90)
                                                                         ------
     Total.............................................................. A$  --
                                                                         ======

  Deferred income taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as net operating loss carryforwards. Due to the uncertainty surrounding the realization of the benefits of its favorable tax attributes in future tax returns, the Company has fully reserved its net deferred tax assets.

  At December 31, 1999, the Company's United States subsidiary had net operating loss ("NOL") carryforwards of approximately A$50,000 for federal and state income tax purposes. At December 31, 1999, the Company had loss carryforwards in Australia of A$52,000 which have no expiration date. The federal NOL carryforwards expire through 2019 and the state NOL carryforwards expire through 2004. The extent to which the loss carryforwards can be used to offset future taxable income in the United States may be limited, depending on the extent of ownership changes within any three-year period as provided in the Tax Reform Act of 1986 and the California Conformity Act of 1987.

8. Loan from Stockholder

  The loan from stockholder is secured by all the assets of the Company, bears interest at 6.45% per annum and is payable on demand.

9. Stockholders' Equity

  The voting ordinary shares and nonvoting Class C shares rank equally on a return of capital either through a reduction in capital or as a result of liquidation of the Company.

  There were no changes in issued share capital during 1999.

  The Company has reserved 162 ordinary shares to be issued to a stockholder if the Company meets certain milestones relating to revenue for a period of five years commencing January 1999. If the Company is sold during the five-year period, these shares become immediately issuable.

                     ACTIVE TOOLS PTY. LTD. AND SUBSIDIARY

                          Year Ended December 31, 1999


10. Geographic Information

  Information about the Company's geographic operations is given below (in thousands):

   Revenue:
     Australia............................................................ A$ 39
     United States........................................................    84
                                                                           -----
       Total revenue...................................................... A$123
                                                                           =====
   Long-lived assets:
     Australia............................................................ A$ 16
     United States........................................................    10
                                                                           -----
       Total assets....................................................... A$ 26
                                                                           =====

11. Subsequent Event

  On February 10, 2000, Turbolinux, Inc. acquired substantially all of the assets of the Company related to its cluster software product.

                                   * * * * *

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS

  On February 10, 2000, the Company acquired certain assets of Active Tools Pty. Ltd. ("Active"), a software company, in exchange for cash of $2,850,000 and fully vested options to purchase 1,100,000 shares of the Company's common stock at $0.50 per share and fully vested warrants to purchase 710,000 shares of the Company's common stock at $0.50 per share having an estimated fair value of $5,549,000.

  The acquisition was accounted for using the purchase method and the Company's consolidated financial statements reflect the results of operations of Active from the date of acquisition. The aggregate purchase price was allocated to the assets and liabilities acquired based on their estimated fair value at date of acquisition. The total consideration exceeds the estimated fair value of the net tangible assets acquired and liabilities assumed of $8,399,000, which excess was allocated to acquired in-process research and development, acquired workforce, existing technology and goodwill. The acquired in-process research and development charge of $1,132,000 is included in research and development expenses for the six months ended June 30, 2000. The intangible assets are being amortized over a period of three to five years, and goodwill is being amortized over a period of seven years.

  The accompanying unaudited pro forma condensed consolidated financial statements are presented in accordance with Article 11 of Regulation S-X.

  The accompanying unaudited pro forma condensed consolidated statements of operations give effect to the acquisition of Active as if it had occurred on January 1, 1999, by consolidating the results of operations of Active with Turbolinux for the year ended December 31, 1999 and the six months ended June 30, 2000.

  The unaudited pro forma condensed consolidated information is presented for illustrative purposes only, is subject to a number of estimates, assumptions and uncertainties and does not purport to be indicative of the operating results that would have occurred if the transaction had been consummated at the dates indicated nor does it purport to be indicative of future operating results of the combined companies.

  The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the historical consolidated financial statements of the Company and Active.

                       TURBOLINUX, INC. AND SUBSIDIARIES

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                          Year Ended December 31, 1999
                    (In thousands, except per share amounts)

                            Turbolinux, Active Tools  Pro Forma
                               Inc.     Pty. Ltd.(1) Adjustments Notes Pro Forma
                            ----------- ------------ ----------- ----- ---------
Revenue...................    $ 4,939       $ 79       $    --         $  5,018
Cost of revenue...........      2,872          5            --            2,877
                              -------       ----       -------         --------
Gross margin..............      2,067         74            --            2,141
Operating expenses:
  Sales and marketing.....      3,897         46            --            3,943
  Research and
   development............      1,949         --            --            1,949
  General and
   administrative.........      3,199         42         1,137     (2)    4,378
  Amortization of deferred
   stock compensation.....      2,531         --            --            2,531
                              -------       ----       -------         --------
    Total operating
     expenses.............     11,576         88         1,137           12,801
                              -------       ----       -------         --------
Loss from operations......     (9,509)       (14)           --          (10,660)
Other income (expense),
 net......................         47         (3)         (285)    (3)     (241)
                              -------       ----       -------         --------
Loss before income taxes..     (9,462)       (17)       (1,422)         (10,901)
Benefit from income
 taxes....................        (66)        --            --              (66)
                              -------       ----       -------         --------
Net loss..................    $(9,396)      $(17)      $(1,422)        $(10,835)
                              =======       ====       =======         ========
Pro forma net loss per
 share, basic and
 diluted..................    $ (0.45)                                 $  (0.52)
                              =======                                  ========
Shares used in computing
 pro forma basic and
 diluted net loss per
 share....................     21,000                                    21,000
                              =======                                  ========


     See notes to unaudited pro forma condensed consolidated statements of operations.

                       TURBOLINUX, INC. AND SUBSIDIARIES

      UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                         Six Months Ended June 30, 2000
                    (In thousands, except per share amounts)

                                              Active
                                          Tools Pty. Ltd.
                                            Period from
                         Turbolinux, Inc. January 1, 2000
                         Six Months Ended to February 10,  Pro Forma
                          June 30, 2000       2000(1)     Adjustments Notes Pro Forma
                         ---------------- --------------- ----------- ----- ---------
Revenue.................     $  2,932           $ 7          $ --           $  2,939
Cost of revenue.........        3,133             2            --              3,135
                             --------           ---          -----          --------
Gross margin............         (201)            5            --               (196)
Operating expenses:
  Sales and marketing...       14,242            --            --             14,242
  Research and
   development..........        6,885            --            --              6,885
  General and
   administrative.......        6,788            --            142      (2)    6,930
  Amortization of
   deferred stock
   compensation.........        3,082            --            --              3,082
                             --------           ---          -----          --------
    Total operating
     expenses...........       30,997            --            142            31,139
                             --------           ---          -----          --------
Income (loss) from
 operations.............      (31,198)            5           (142)          (31,335)
Other income (expense),
 net....................        1,246            (1)           --              1,245
                             --------           ---          -----          --------
Income (loss) before
 income taxes...........      (29,952)            4           (142)          (30,090)
Provision for income
 taxes..................            1            --            --                  1
                             --------           ---          -----          --------
Net income (loss).......     $(29,953)          $ 4          $(142)         $(30,091)
                             ========           ===          =====          ========
Pro forma net loss per
 share, basic and
 diluted................     $  (1.43)                                      $  (1.43)
                             ========                                       ========
Shares used in
 computating pro forma
 basic and diluted net
 loss per share.........       21,000                                         21,000
                             ========                                       ========


     See notes to unaudited pro forma condensed consolidated statements of operations.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                     CONSOLIDATED STATEMENTS OF OPERATIONS

  The following pro forma adjustments have been made to the unaudited pro forma condensed consolidated statements of operations:

  (1) Amount translated from Australian dollars (A$) to US dollars($) using average annual exchange rates of A$1.5577/$ and A1.5906/$ for the year ended December 31, 1999 and the period from January 1, 2000 to February 10, 2000, respectively.

  (2) Reflects the amortization of intangible assets recorded in the acquisition.

  (3) Reflects the increase in interest expense in 1999 as a result of the $2,850,000 paid for the acquisition of Active Tools Pty. Ltd. No adjustment was recorded for the six months ended June 30, 2000 as the amount was not material.

                                   * * * * *

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   6
Special Note on Forward-looking Statements...............................  22
Use of Proceeds..........................................................  23
Dividend Policy..........................................................  23
Capitalization...........................................................  24
Dilution.................................................................  26
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  30
Business.................................................................  40
Management...............................................................  58
Certain Transactions.....................................................  69
Principal Stockholders...................................................  72
Description of Capital Stock.............................................  74
Shares Eligible for Future Sale..........................................  78
Underwriting.............................................................  81
Legal Matters............................................................  84
Experts..................................................................  84
Change in Accountants....................................................  84
Additional Information Available to You..................................  85
Index to Financial Statements............................................ F-1

Until       , 2001, 25 days after the date of this prospectus, all dealers that buy, sell or trade in these securities, whether or not participating in this offering, may be required to deliver a prospectus. Dealers are also obligated to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
--------------------------------------------------------------------------------

  [TLI LOGO]

  TurboLinux, Inc.

      Shares

  Common Stock

  Deutsche Banc Alex. Brown

  Dain Rauscher Wessels

  SG Cowen

  WR Hambrecht + Co

  Prospectus

        , 2001

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                        Amount
                                                                         To Be
                                                                         Paid
                                                                        -------
   SEC Registration Fee................................................ $15,840
   NASD Fee............................................................   5,500
   Nasdaq National Market Listing Fee..................................      *
   Legal Fees and Expenses.............................................      *
   Accounting Fees and Expenses........................................      *
   Blue Sky Fees and Expenses..........................................      *
   Printing Expenses...................................................      *
   Transfer Agent and Registrar Fees and Expenses......................      *
   Miscellaneous Expenses..............................................      *
     Total............................................................. $    *

--------
* To be filed by amendment

Item 14. Indemnification of Directors and Officers

  As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's second restated certificate of incorporation to be filed upon the closing of this offering includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as a director. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the Registrant provide that: (1) the Registrant is required to indemnify its directors and executive officers and persons serving in these capacities in other business enterprises at the Registrant's request (including, for example, subsidiaries of the Registrant), to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (2) the Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law; (3) the rights conferred in the bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and (4) the Registrant may not retroactively amend the bylaw provisions in a way that is adverse to the directors, executive officers and employees who benefit from these protections.

  The Registrant's policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the bylaws, as well as certain additional procedural protections. In addition, these indemnity agreements provide that parties to the indemnification agreements will be indemnified to the fullest possible extent not prohibited by law against any and all expenses (including any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under the indemnification agreement), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by Turbolinux, which approval shall not be unreasonably withheld), actually and reasonably incurred in relation to the indemnified party's position as a director, officer, employee, agent or fiduciary of the Registrant, or any subsidiary of the Registrant, or in relation to the indemnified party's service at the request of the Registrant as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise or in relation to the indemnified party's action or inaction while serving in such a capacity. Turbolinux will not be obligated pursuant to the indemnity agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party against Turbolinux or any of our officers or directors, except with respect to proceedings specifically authorized by Turbolinux's Board of Directors or brought to enforce a right to indemnification under the indemnity agreement, Turbolinux's Bylaws or any statute or law.

  Reference is also made to Section     of the Underwriting Agreement, which
provides for the indemnification of officers, directors and controlling persons of the Registrant against specified liabilities. The indemnification provision in the second restated certificate of incorporation, second amended and restated bylaws and the indemnification agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

  Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                                       Exhibit
Document                                                               Number
--------                                                               -------
Form of Underwriting Agreement........................................   1.1
Restated Certificate of Incorporation of Registrant as currently in
 effect...............................................................   3.1
Form of Second Restated Certificate of Incorporation of Registrant to
 be filed upon closing of the offering................................   3.2
Bylaws of Registrant, as amended, as currently in effect..............   3.3
Form of Second Amended and Restated Bylaws of Registrant to be in
 effect upon the closing of the offering..............................   3.4
Form of Indemnification Agreement entered into by the Registrant with each of its directors and executive officers.........................  10.1

Item 15. Recent Sales of Unregistered Securities

  During the past three years, the Registrant has issued and sold the following securities:

  (a) As of October 15, 2000, the Registrant has granted an aggregate of 15,941,076 options to purchase shares of unregistered common stock to directors, officers, employees, former employees and consultants at exercise prices ranging from $0.10 to $1.50 per share. These shares were sold pursuant to the exercise of options granted by the Board of Directors. As to each director, officer, employee and consultant of the Registrant who was issued these securities, the Registrant relied upon Rule 701 of the Securities Act, except for the grant of options to purchase an aggregate of 2,375,276 shares of common stock to T. Paul Thomas, an aggregate of 1,900,000 shares of common stock to Rok Sosic, and an aggregate of 155,000 shares to two consultants in connection with the Registrant's purchase of assets from Actively Tools, Pty Ltd., which grants were made pursuant to Section 4(2) of the Securities Act. Each such person was granted such options pursuant to a written contract between such person and the Registrant. In addition, the Registrant met the conditions imposed under Rule 701(b).

  (b) On September 3, 1999 and October 4, 1999, the Registrant sold 10,135,138 shares of unregistered Series A Preferred Stock to two venture capital firms and to a major corporation for the aggregate consideration of $7,500,000 consisting of $7,000,000 cash and $500,000 of cancellation of indebtedness. The Registrant relied upon Rule 506 promulgated by the Securities and Exchange Commission under the Securities Act and Section 4(2) under such Act in connection with the sale of these shares.

  (c) On December 17, 1999, January 14, 2000, January 28, 2000, September 1, 2000 and October 10, 2000, the Registrant sold an aggregate of 24,089,667 shares of unregistered Series B Preferred Stock to 86 investors for the aggregate consideration of $87.9 million cash. The Registrant relied upon Rule 506 promulgated by the Securities and Exchange Commission under the Securities Act and Section 4(2) under such Act in connection with the sale of these shares.

  (d) On February 10, 2000 the Registrant issued warrants to purchase an aggregate of 710,000 shares of common stock at an exercise price of $0.50 per share in connection with its purchase of assets from Active Tools Pty Ltd.

  (e) On February 11, 2000, the Registrant issued a warrant to purchase 190,608 shares of common stock at an exercise price of $0.50 per share to Heidrick & Struggles, Inc.

  (f) On October 11, 2000, the Registrant issued a warrant to purchase 6,000 shares of common stock at an exercise price of $3.65 to Frank Lopilato and Associates.

  (g) On October 20, 2000, the Registrant issued 8,000 shares of common stock to Art Burns and Associates in consideration of consulting services.

  The Registrant relied upon Section 4(2) under the Securities Act in connection with the issuance of the securities described items (d), (e), (f) and (g) above.

  Appropriate legends were affixed to the share certificates and warrants issued in the transactions described above. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits

  1.1* Form of Underwriting Agreement.

  3.1 Restated Certificate of Incorporation of Registrant as currently in effect.

  3.2* Form of Second Restated Certificate of Incorporation of Registrant to be filed upon the closing of the offering.

  3.3  Bylaws of Registrant, as amended, as currently in effect.

  3.4* Form of Second Amended and Restated Bylaws of Registrant, to be in effect upon the closing of the offering.

  4.1* Form of Registrant's Common Stock Certificate.

  4.2  Second Amended and Restated Investor Rights Agreement, dated as of
       September 1, 2000, among the Registrant and the parties named therein.

  5.1* Opinion of Morrison & Foerster LLP.

 10.1 Form of Indemnification Agreement entered into between Registrant and its directors and executive officers.

 10.2  Registrant's 1999 Equity Incentive Plan as amended.

 10.3  Registrant's Blueprint (China) Year 2000 Stock Option Plan.

 10.4* Registrant's 2000 Stock Incentive Plan.

 10.5* Registrant's 2000 Employee Stock Purchase Plan.

 10.6* Registrant's 2000 Non-Employee Director Option Program.

 10.7 Office lease dated as of February 3, 2000 between the Registrant and Sierra Point, L.L.C.

 10.8  Employment Agreement dated as of February 28, 2000 between the
       Registrant and T. Paul Thomas.

 10.9 Employment Agreement dated as of July 12, 2000 between the Registrant and Irving W. Miller.

 10.10 Employment Letter Agreement dated as of June 1, 2000 between the
       Registrant and Iris M. Miller.

 10.11 Separation Agreement dated as of October 10, 2000 between the Registrant and its subsidiaries, Irving W. Miller, Iris M. Miller and certain trusts controlled by the Millers.

 10.12 GNU General Public License, Version 2.

 11.1 Statement of computation of net income per share and pro forma net income per share (see Note 8 of Notes to Financial Statements).

 16.1  Letter Regarding Change in Certifying Accountants.

 21.1  Subsidiaries of the Registrant.

 23.1  Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

 23.2  Independent Auditors' Consent.

 24.1  Power of Attorney (see signature page).

 27.1  Financial Data Schedule.

--------
* To be supplied by amendment.

  (b) Financial Statement Schedules

    Schedule II--Valuation and Qualifying Accounts

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

  The undersigned hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brisbane, State of California, on this 30th day of October, 2000.

                                          TURBOLINUX, INC.

                                                  /s/ T. Paul Thomas
                                          By: _________________________________
                                                     T. Paul Thomas
                                           President, Chief Executive Officer
                                                      and Chairman

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints, jointly and severally, T. Paul Thomas and Robert P. Bowe and each one of them, his true and lawful attorney-in-fact and agents, each with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any registration statement related to the offering contemplated by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                   Date
             ---------                           -----                   ----
       /s/ T. Paul Thomas            President, Chief Executive    October 30, 2000
____________________________________  Officer and Chairman
           T. Paul Thomas             (Principal executive
                                      officer)

       /s/ Robert P. Bowe            Chief Financial Officer       October 30, 2000
____________________________________  (Principal financial and
           Robert P. Bowe             accounting officer)

         /s/ John Chen               Director                      October 28, 2000
____________________________________
             John Chen

       /s/ Gordon Eubanks            Director                      October 30, 2000
____________________________________
           Gordon Eubanks

    /s/ Andrew S. Rappaport          Director                      October 30, 2000
____________________________________
        Andrew S. Rappaport

                    INDEPENDENT AUDITORS' REPORT ON SCHEDULE

To the Board of Directors and Stockholders of Turbolinux, Inc.:

  We have audited the consolidated financial statements of Turbolinux, Inc. and its subsidiaries (the Company) as of December 31, 1998 and 1999, and for the years ended December 31, 1997, 1998 and 1999, and have issued our report thereon dated July 13, 2000 (included elsewhere in the Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. The consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

San Jose, California
July 13, 2000

                                                                     SCHEDULE II

                       TURBOLINUX, INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                  Years Ended December 31, 1997, 1998 and 1999
                                 (In thousands)

                                       Balance at  Additions  Write-Offs Balance
                                       Beginning  and Charges    and     at End
Description                             of Year   to Expenses Deductions of Year
-----------                            ---------- ----------- ---------- -------
Year ended December 31, 1997--
  Accounts receivable allowance.......    $ --        $          $        $ --
                                          ====        ===        ===      ====
Year ended December 31, 1998--
  Accounts receivable allowance.......    $ --        $ 7        $--      $  7
                                          ====        ===        ===      ====
Year ended December 31, 1999--
  Accounts receivable allowance.......    $  7        $23        $        $ 30
                                          ====        ===        ===      ====

                                 EXHIBIT INDEX

 Exhibit
   No.                                 Description
 -------                               -----------
  1.1*   Form of Underwriting Agreement.

  3.1 Restated Certificate of Incorporation of Registrant as currently in effect.

  3.2* Form of Second Restated Certificate of Incorporation of Registrant to be filed upon the closing of the offering.

  3.3    Bylaws of Registrant, as amended, as currently in effect.

  3.4* Form of Second Amended and Restated Bylaws of Registrant, to be in effect upon the closing of the offering.

  4.1*   Form of Registrant's Common Stock Certificate.

  4.2    Second Amended and Restated Investor Rights Agreement, dated as of
         September 1, 2000, among the Registrant and the parties named therein.

  5.1*   Opinion of Morrison & Foerster LLP.

 10.1 Form of Indemnification Agreement entered into between Registrant and its directors and executive officers.

 10.2    Registrant's 1999 Equity Incentive Plan, as amended.

 10.3    Registrant's Blueprint (China) Year 2000 Stock Option Plan.

 10.4*   Registrant's 2000 Stock Incentive Plan.

 10.5*   Registrant's 2000 Employee Stock Purchase Plan.

 10.6*   Registrant's 2000 Non-Employee Director Option Program.

 10.7 Office lease dated as of February 3, 2000 between the Registrant and Sierra Point, L.L.C.

 10.8    Employment Agreement dated as of February 28, 2000 between the
         Registrant and T. Paul Thomas.

 10.9 Employment Agreement dated as of July 12, 2000 between the Registrant and Irving W. Miller.

 10.10   Employment Letter Agreement dated as of June 1, 2000 between the
         Registrant and Iris M. Miller.

 10.11   Separation Agreement dated as of October 10, 2000 between the
         Registrant and its subsidiaries, Irving W. Miller, Iris M. Miller and certain trusts controlled by the Millers.

 10.12   GNU General Public License, Version 2.

 11.1 Statement of computation of net income per share and pro forma net income per share (see Note 8 of Notes to Financial Statements).

 16.1    Letter Regarding Change in Certifying Accountants.

 21.1    Subsidiaries of the Registrant.

 23.1    Consent of Morrison & Foerster LLP (included in Exhibit 5.1).

 23.2    Independent Auditors' Consent.

 24.1    Power of Attorney (see signature page).

 27.1    Financial Data Schedule.